Exhibit 99.1

March 5, 2013

Bezeq The Israel Telecommunication Corporation Ltd.

Periodic Report for the Year 2013

Chapter A	-	Description of Company Operations

Chapter B	-	Directors Report on the State of the Company's Business

Chapter C	-	Financial Statements

Chapter D	-	Additional Information about the Company

Chapter E	-	Report Concerning Effectiveness of the Internal Control over Financial Reporting (SOX format)

The information contained in this periodic report constitutes a translation of the periodic report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.

Chapter A

(Description of Company Operations)

of the Periodic Report for 2013

Chapter A (Description of Company Operations) of the Periodic Report for 2013

Chapter A – Description of Company Operations

Table of Contents

1.	General development of the Group's business		A-7
	1.1	Group activities and business development	A-7
	1.2	Segments of operation	A-9
	1.3	Dividend Distribution	A-10
	1.4	Financial information about the Group's segments of operation	A-11
	1.5	Forecast in relation to the Group	A-19
	1.6	General environment and influence of external factors on the Group's activities	A-19
2.	Bezeq – Domestic Fixed-Line Communications		A-32
	2.1	General Information on the Segment of Operation	A-32
	2.2	Products and Services	A-36
	2.3	Breakdown of Product and Service Revenues	A-38
	2.4	Customers	A-39
	2.5	Marketing, Distribution and Service	A-39
	2.6	Competition	A-39
	2.7	Property, Plant and Equipment and Facilities	A-43
	2.8	Intangible Assets	A-46
	2.9	Human Capital	A-47
	2.10	Equipment and Suppliers	A-49
	2.11	Working Capital	A-50
	2.12	Investments	A-50
	2.13	Financing	A-50
	2.14	Taxation	A-52
	2.15	Environmental Risks and their Management	A-52
	2.16	Restrictions and Control of the Company's Operations	A-53
	2.17	Substantial Agreements	A-60
	2.18	Legal Proceedings	A-63
	2.19	Business Goals and Strategies	A-68
	2.20	Outlook for Developments in the Coming Year	A-69
	2.21	Risk Factors	A-69
3.	Pelephone – Mobile radio-telephone (cellular telephony)		A-74
	3.1	General Information on the segment of operations	A-74
	3.2	Services and Products	A-77
	3.3	Revenue from products and services	A-78
	3.4	Trade receivables	A-78
	3.5	Marketing, distribution and service	A-78
	3.6	Competition	A-78
	3.7	Property, plant and equipment	A-82
	3.8	Intangible assets	A-83
	3.9	Human resources	A-84
	3.10	Suppliers	A-85
	3.11	Working capital	A-86
	3.12	Financing	A-87
	3.13	Taxation	A-87
	3.14	Environmental risks and means for their management	A-87
	3.15	Restrictions on and control of Pelephone's operations	A-89

Chapter A (Description of Company Operations) of the Periodic Report for 2013

	3.16	Material agreements	A-93
	3.17	Legal proceedings	A-95
	3.18	Business Goals and Strategy	A-99
	3.19	Outlook for developments in the coming year	A-99
	3.20	Discussion of Risk Factors	A-100
4.	Bezeq International – International Telecommunications, Internet and NEP services		A-103
	4.1	General	A-103
	4.2	Products and Services	A-104
	4.3	Revenue	A-105
	4.4	Trade receivables	A-105
	4.5	Marketing, distribution and service	A-105
	4.6	Competition	A-106
	4.7	Property, plant and equipment	A-107
	4.8	Human resources	A-107
	4.9	Suppliers	A-108
	4.10	Working capital	A-109
	4.11	Financing	A-109
	4.12	Taxation	A-109
	4.13	Restrictions and supervision of Bezeq International's operations	A-109
	4.14	Joint venture agreements	A-111
	4.15	Legal proceedings	A-112
	4.16	Objectives, business strategy and projected developments	A-114
	4.17	Risk Factors	A-114
5.	DBS – Multi-channel television		A-116
	5.1	General Information on the segment of operations	A-116
	5.2	Products and Services	A-118
	5.3	Revenue from products and services	A-119
	5.4	New products	A-119
	5.5	Customers	A-119
	5.6	Marketing and Distribution	A-119
	5.7	Competition	A-120
	5.8	Production capacity	A-121
	5.9	Property, plant and equipment	A-121
	5.10	Intangible assets	A-122
	5.11	Trademarks	A-123
	5.12	Human resources	A-124
	5.13	Suppliers	A-125
	5.14	Working capital	A-125
	5.15	Financing	A-125
	5.16	Taxation	A-126
	5.17	Restrictions on and supervision of the company	A-126
	5.18	Material agreements	A-130
	5.19	Legal proceedings	A-132
	5.20	Goals and Business Strategy	A-133
	5.21	Risk Factors	A-133

Chapter A (Description of Company Operations) of the Periodic Report for 2013

List of Terms

A.	Names of laws appearing in the report

Consumer Protection Law	-	Consumer Protection Law, 1981
Antitrust Law	-	Antitrust Law, 1988
Arrangements Law	-	Economic Policy for 2013-2014 (Legislative Amendments) Law, 2013
Companies Law	-	Companies Law, 1999
Non-Ionizing Radiation Law	-	Non-Ionizing Radiation law, 2006
Market Concentration Law	-	Law to Promote Competition and Reduce Concentration, 2013
Second Authority Law	-	Second Authority for Television and Radio Law, 1990
Planning and Construction Law	-	Planning and Construction Law, 1965
Communications Law	-	Communications (Telecommunications and Broadcasts) Law, 1982
Securities Law	-	Securities Law, 1968
Class Actions Law	-	Class Actions Law, 2006
Communications Rules	-	Communications (Broadcasting Licensee) Rules, 1987
The Telegraph Ordinance	-	Wireless Telegraph Ordinance [New Version], 1972
The Communications Order	-	Communications (Telecommunications and Broadcasts) (Determination of an Essential Service Provided by Bezeq Israel Communications Corp.) Order, 1997
Frequency Regulations for Access Installations	-	Communications (Telecommunications and Broadcasts) (Frequencies for Wireless Access Installations) Regulations, 2002
Royalties Regulations	-	Communications (Telecommunications and Broadcasts) (Royalties) Regulations, 2001
Royalties Regulations (Satellite Broadcasts)	-	Communications (Telecommunications and Broadcasts) (Satellite Television Broadcasts) (License fees and Royalties), 1999
Prospectus Details Regulations	-	The Securities (Details of a Prospectus, Draft Prospectus - Structure and Form) (Amendment) Regulations, 1969
Interconnect Regulations	-	Communications (Telecommunications and Broadcasts) (Payments for Interconnect) Regulations, 2000
Satellite Broadcasting License Regulations	-	Communications (Telecommunications and Broadcasts) (Proceedings and Conditions for Grant of a Satellite Broadcasts License), 1998
International Operator License Regulations	-	Communications (Telecommunications and Broadcasts) (Proceedings and Terms for Receipt of a General License for Providing International Telecommunications Services) Regulations, 2004

Chapter A (Description of Company Operations) of the Periodic Report for 2013

B.	Other main technology terms appearing in the report1

Bezeq On Line	-	Bezeq On Line Ltd.
Bezeq International	-	Bezeq International Ltd.
Bezeq Zahav Holdings	-	Bezeq Zahav (Holdings) Ltd.
B.I.P		B.I.P Communications Solutions (Limited Partnership) which is controlled by Bezeq International
B Communications	-	B Communications Ltd. (formerly – 012 Smile Communications Ltd.)
Golan Telecom	-	Golan Telecom Ltd.
2013 Financials	-	The consolidated financial statements of the Company for the year ended December 31, 2013
DBS 2013 Financials	-	The financial statements of DBS for the year ended December 31, 2013, which are attached to this report
Interconnect fees	-	Interconnect fees (also called "call completion fees") are paid by one carrier to another for interconnection (see definition below)
DBS	-	D.B.S. Satellite Services (1998) Ltd.
HOT	-	HOT Communications Systems Ltd. and corporations under its control which operates in broadcasting (multi-channel television)
HOT Telecom	-	HOT Telecom Limited Partnership
Hot Mobile	-	Hot Mobile Ltd. (formerly Mirs Communications Ltd.) and corporations under its control
HOT-Net	-	HOT-Net Internet Services Ltd.
the Stock Exchange	-	The Tel Aviv Stock Exchange Ltd.
the Council	-	The Cable and Satellite Broadcasting Council
Walla	-	Walla! Communications Ltd. and corporations under its control
Hayek Commission	-	Committee headed by Mr. Amir Hayek for reviewing the structure and updating of Bezeq tariffs and for setting wholesale service tariffs in fixed-line communications
Eurocom DBS	-	Eurocom D.B.S. Ltd.
public switching	-	In the context of a communications network - a telephony system supporting the connection of installations for passing calls between various end units
Mbps	-	Megabits per second; a unit of measure for the speed of data transfer
Domestic Carrier	-	An entity providing fixed-line domestic telephony services under a general or special domestic carrier license
PVR decoders	-	Digital decoders enabling viewing of satellite broadcasts, with recording ability on a hard disk (Personal Video Recorder) and enabling other advanced services, including HDPVR decoders
HDPVR decoders	-	PVR decoders that also enable receipt of HD broadcasts
Roaming	-
Roaming services allow a customer of one communications network to receive services from another communications network which is not his home network, based on roaming agreements between the home network and the host network

NEP	-
Network End Point – an interface to which a public telecommunications network and terminal equipment or a private network are connected. NEP services include the supply and maintenance of equipment and services on the customer's premises

1	Please note that the definitions are for reader convenience only, and are not necessarily identical to the definitions in the Communications Law or its Regulations.

Chapter A (Description of Company Operations) of the Periodic Report for 2013

Access point	-
A telecommunications device that operates in the frequencies stipulated in the relevant Wireless Telegraph Ordinance, which enables wireless communications between a user that has a wireless interface operating in those frequencies and the data-communications network, including the Internet.

Cellcom		Cellcom Israel Ltd. and corporations under its control
Pelephone	-	Pelephone Communications Ltd.
Partner	-	Partner Communications Ltd. and corporations under its control
Interconnect	-
Interconnect enables telecommunications messages to be transferred between subscribers of various license-holders or services to be provided by one license-holder to the subscribers of another license-holder; interconnect is made possible by means of a connection between a public telecommunications network of one license-holder (e.g. the Company) and a public network of another license-holder (e.g. a cellular operator). See also the definition of "interconnect fees".

Cellular	-	Mobile radio-telephone; cellular telephony
ITS license		General license for providing international telecommunications services
Domestic Carrier License		General license for providing fixed-line domestic telecommunications services
Cellular License		General license for providing mobile radio-telephone services by the cellular method
Broadcasting License	-	License for satellite television broadcasts
Rami Levy	-	Rami Levy Cellular Communications Ltd.
Transmission Services	-	Transmission of electromagnetic signals or series of bits between the telecommunications facilities of a license-holder (excluding terminal equipment)
The Report Period	-	The twelve months ended on December 31, 2013
Data Communication Services	-
Network services for transferring data from point to point, transferring data between computers and between different communications networks, communications network connection services for the Internet, and remote access services for businesses

012 Smile	-	012 Smile Telecom Ltd. and corporations under its control
Bitstream Access	-
Managed broadband access that enables service providers to connect to the network of the infrastructure's owner and offer broadband services to subscribers. The connection to the network of the infrastructure's owner may be countrywide (single-point connection to the core of the network of the infrastructure's owner, and services offered to subscribers nationwide), or regional (multipoint connections to the network of the infrastructure's owner and provision of services to subscribers in those regions).

CDMA	-	Code Division Multiple Access – Access technology for cellular communications networks based on separation of subscribers by encoding
xDSL	-
Digital Subscriber Line Technology that uses the copper wires of telephone lines to transfer data (the Internet) at high speeds by using frequencies higher than the audible frequency and therefore enabling simultaneous call and data transfer

DTT	-	Digital Terrestrial Television – Wireless digital broadcast of television channels by means of terrestrial transmission stations
GSM	-	Global System for Mobile Communications – International standard for cellular communications networks ("2nd Generation")

Chapter A (Description of Company Operations) of the Periodic Report for 2013

HD	-	High Definition TV
HSPA	-	High Speed Packet Access - cellular technology succeeding the UMTS standard, enabling data transfer at high speeds ("3.5 Generation")
iDEN		Integrated Digital Enhanced Network – wireless mobile communications technology that enables combining PTT and cellular telephony
IP	-	Internet Protocol. The protocol enables unity between voice, data and video services using the same network
IPVPN	-
Virtual Private Network based on IP and located on the public network, through which it is possible to (a) enable end users to connect to the organizational network by remote access, and (b) connect between the organization's branches (intranet)

ISP	-
Internet Service Provider – Holder of a special license for providing Internet access services. The Internet access provider is the entity enabling the end user to connect to TCP/IP protocol that links him and the global Internet

LTE		Long Term Evolution- a standard for wireless communication of high-speed data for mobile phones
MVNO	-	Mobile Virtual Network Operator – A virtual cellular operator that uses the existing communications infrastructures of the cellular carriers without need for its own infrastructures
NDSL	-	A subscriber's line that provides only high-speed access by means of ISPs
NGN	-	Next Generation Network – The Company’s new communications network, based on IP architecture
UMTS		Universal Mobile Telecommunications System - international standard for cellular communications developed from the GSM standard ("3rd Generation")
VoB	-	Voice over Broadband – Telephony and associated services in IP technology using fixed-line broadband access services
VoC	-	Voice over Cellular Broadband – Telephony services over a cellular data communications channel ("Mobile VoB Services")
VOD	-	Video on Demand – Television services per customer demand
VoIP	-	Voice over Internet Protocol – Technology enabling the transfer of voice messages (provision of telephony services) by means of IP protocol
Wi-Fi	-	Wireless Fidelity – Wireless access to the Internet within a local space

Chapter A (Description of Company Operations) of the Periodic Report for 2013

Chapter A – Description of the Company's Business

Bezeq – The Israel Telecommunication Corporation, Limited ("the Company" or "Bezeq"), together with its subsidiaries, whether wholly or partly owned, whose financial statements are consolidated with those of the Company, as well as D.B.S.  Satellite Services (1998) Ltd., an affiliate, are hereafter together referred to in this Periodic Report as "the Group" or "Bezeq Group".2

1.	General development of the Group's business

1.1	Group activities and business development

1.1.1	General

At the date of this periodic report, Bezeq Group is a main provider of communications services in Israel. The Bezeq Group implements and provides a broad range of telecommunications operations and services, including domestic fixed-line, cellular and international communication services, multi-channel satellite television broadcasts, internet infrastructure and access services, customer call centers, maintenance and development of communications infrastructures, provision of communications services to other communications providers, television and radio broadcasts, and supply and maintenance of equipment on customer premises (network end point – NEP – services).

The Company was established in 1980 as a government company to which the activities carried out until then at the Ministry of Communications were transferred, and it was privatized over a period of years. The Company became a public company in 1990 and its shares are traded on the Tel Aviv Stock Exchange.

Since April 14, 2010, the controlling shareholder of the Company is B Communications, directly and through its wholly-controlled (indirectly) company B Tikshoret (SP2) Ltd. ("B Tikshoret”). (Concerning regulatory permits that were given in connection with the transaction to acquire control, see Section 1.6.5)3.

For information about restrictions that may apply to B Communications commencing December 2019 under the Market Concentration Law, in connection with control in the Company, if at that time B Communications is a second-tier company according to this law, and restrictions that apply to the Company in this context as a third-tier company, see Section 1.6.3H.

2
We draw attention to the fact that the financial statements of DBS are not consolidated with those of the Company, and therefore, the definition of "the Group" in the 2013 Financials differs from its definition in the Chapter "Description of the Corporation's Business" and no longer includes DBS.

3
To the best of the Company's knowledge, B Tikshoret is a private company registered in Israel, wholly owned and controlled by B Tikshoret (SP1) Ltd., which is wholly owned and controlled by B Communications. B Communications is an Israeli public company whose shares are traded by way of double listing on the Stock Exchange and on the Nasdaq. The controlling shareholder in B Communications is Internet Gold – Golden Lines Ltd., and the controlling shareholder in Internet Gold – Golden Lines Ltd. is Eurocom Communications Ltd. ("Eurocom Communications"), which is controlled by Eurocom Holdings (1979) Ltd., in which the controlling shareholders are Mr. Shaul Elovitch and his brother Yosef Elovitch. Approximately 99% of the shares of B Tikshoret in the Company are held through a trustee for B Tikshoret as the owner and for the holders of bonds that were issued by B Communications as well as hedge funds with which B Communications entered into agreement as lien-holders. The remaining shares are held by B Tikshoret, and pledged as collateral in favor of the aforementioned bond holders and hedge funds.

Chapter A (Description of Company Operations) of the Periodic Report for 2013

Diagram of the structure of holdings in the Company, and the Company's holdings in the subsidiaries and main affiliates, at March 4, 2013:

(*)
In addition to the above-mentioned holdings, 1,000,000 shares are held jointly by the Chairman of the Board of Directors, Mr. Shaul Elovitch and his brother Mr. Yosef Elovitch, the controlling shareholders (indirectly) of the Company, 72,360 shares are held by Ms. Iris Elovitch the wife of the controlling shareholder Shaul Elovitch, and 11,556 shares are held by Ms. Orna Elovitch Peled, daughter-in-law of the controlling shareholder Shaul Elovitch. These shares total approximately 0.04% of all the Company’s issued capital.

(**)
Full dilution was calculated assuming that all the allotted options would be exercised for shares. In view of the Stock Appreciation Rights (SAR) mechanism in the stock option plans for managers and employees in the Group, this assumption is theoretical only, since in practice, under the terms of the plans and the outlines, the offerees who exercise the options will not be allotted all the shares underlying them but only a quantity that reflects the amount of the financial benefit embodied in the options.

(***)	The Company has stock options which, at the publication date of the report, confer a right to 8.6% of the shares of DBS. See also par. 1.1.2

In addition, the Company holds 100% of the issued capital of Bezeq On-Line, which operates customer call centers of a scope that is not material to the Company, and 100% of the issued capital of Bezeq Zahav Holdings whose entire operation is the holding of Debentures Series 5 of the Company.

1.1.2	Mergers and acquisitions

Merger of the Company and DBS

The Company holds 49.78% of the shares of DBS and it also owns stock options which at the publication date of the periodic report confer a right to 8.6% of the shares of DBS, and which, at the report date, it has refrained from exercising. In view of a decision of the Supreme Court in 2009 not to approve the merger of the Company and DBS. The Company ended its control in DBS and it therefore, from August 21, 2009, discontinued consolidation of its financial statements with those of DBS, and from that date the investment in DBS shares is presented according to the equity method (on this, see also Note 10 to the 2013 Financials). The balance of DBS shares are held by Eurocom DBS.4 To the best of the Company’s knowledge, the voting rights on account of these shares are held in trust under irrevocable power of attorney in accordance with the terms laid down in the transaction for acquisition of control in the Company which stipulates, inter alia, that the trustee would act as owner of the shares. To the best of the Company’s knowledge, the Antitrust Commissioner made his approval of acquisition of the control of the Company by B Communications conditional, inter alia, on Eurocom DBS selling its holdings in DBS within the period defined in the approval. For this matter, see also Section 1.6.2D.

4	A company controlled indirectly by Mr. Shaul Elovitch, the controlling shareholder (indirect) in the Company.

Chapter A (Description of Company Operations) of the Periodic Report for 2013

On October 27, 2013, the Company received from the Antitrust Authority (“Antitrust Authority”) a preliminary draft of conditions for the merger (according to its meaning in the Antitrust Law) between the Company and DBS. A meeting of the Company’s board of directors was held on that date, at which it was decided that the Company wishes in principle to prepare to conduct a review of the Company’s options for increasing its holdings in DBS, subject to conducting all the necessary checks, and a review of all the conditions to be prescribed (if and insofar as they are prescribed) by the Antitrust Authority. To this end, the Board of Directors established a sub-committee to handle the subject, in which all the members are external directors, taking note of the possibility that it may involve a transaction with the Company’s controlling shareholder. The committee must submit its recommendations to the audit committee and the Board of Directors.

Subsequently, on November 6, 2013, the Antitrust Authority published draft conditions for public comment (to be submitted by November 28, 2013), subject to which it is considering approval of a merger between the Company and DBS. The main points of these draft conditions are that the Company must provide an open network (namely - it may not limit or block the possibility available to a customer to make use of any service or application provided on the Internet at any time, directly or indirectly), it may not impose any restriction on the use of Internet infrastructure services stemming from the customer’s cumulative surfing volume, it must offer customers TV services under equal conditions, separately and on the same terms (unbundling), irrespective of whether or not they purchase additional services, it must not collect payment for the relative part of the ISP connection to the Bezeq network that is used by the ISP to provide TV services, and the Company must sell the Internet infrastructure services on equal terms to all the Company’s customers, irrespective of whether or not they purchase additional services (where a sale as part of a bundle of services in itself is not considered a sale under non-equal terms). Furthermore, the Company and DBS will be obligated to eliminate, with certain exclusions, the exclusive arrangements to which DBS is party with respect to content and it may no longer be party to such exclusivity. The full text of the announcement appears on the website of the Antitrust Authority and was also included in an Immediate Report of the Company dated November 7, 2013, presented here by way of reference.

1.2	Segments of operation

The Group has four main segments of operation which correspond to the corporate division among the Group companies and report as business segments in the Company's consolidated financial statements (see also Note 26 to the 2013 Financials):

1.2.1	The Company – Fixed-line domestic communications

This segment consists primarily of the Company’s operation as a Domestic Carrier, including telephony services, Internet infrastructure and access services, transmission and data communications services. The Company's activities in the domestic fixed-line segment are described in Section 2 of this report.

1.2.2	Pelephone – Cellular communications

Cellular communications, marketing of terminal equipment, installation, operation and maintenance of cellular communication equipment and systems. Pelephone's operations are described in Section 3 of this report.

1.2.3	Bezeq International – international communications, Internet and NEP services

Internet access services (ISP), international communication services and NEP services. Bezeq International's operations are described in Section 4 of this report.

1.2.4	DBS – Multi-channel television

Multi-channel digital satellite television broadcasting services for subscribers (DBS) and the provision of value added services for subscribers. DBS's operations are described in Section 5 of this report.

It is noted that in addition, the Company's consolidated financial statements include an "Others" segment, which covers mainly Internet-related content, trading and portals, (through Walla!, WallaShops, Yad2, and other websites), and customer call center services (through Bezeq Online). The “Others” segment is not material at the Group level.

Chapter A (Description of Company Operations) of the Periodic Report for 2013

1.3	Dividend Distribution

1.3.1	Dividend policy

On August 4, 2009, the Board of Directors of the Company resolved to adopt a dividend distribution policy under which the Company would distribute to its shareholders, on a semi-annual basis, a dividend of 100% of the semi-annual profits (after tax) ("Profit for the period attributable to the Company's owners") according to the consolidated financial statements of the Company. Implementation of the dividend distribution policy is subject to the provisions of any law, including the distribution tests laid down in the Companies Law, and to the Board's assessment as to the Company's ability to meet its existing and foreseeable obligations, and all with due attention to the Company's projected cash flow, activities and liabilities, its cash balances, its plans and its situation from time to time, and subject to the approval of the general meeting of the shareholders of the Company for each specific distribution, as provided in the Company's Articles of Association. Since the date of that decision, the Company has not changed its dividend policy.

1.3.2	Distribution that does not pass the profit test

During the period 2011-2013, the Company made a special distribution in a total amount of NIS 3 billion (which was approved at the beginning of 2011), a sum which exceeds the Company's profits as defined in Section 302 of the Companies Law, which was distributed to the shareholders in six equal semi-annual installments (without payment of interest and linkage) (“the Special Distribution”).

1.3.3	Dividend distribution

For details about the distributions made the Company during the period 2012-2013, and a recommendation by the Board of Directors to the general meeting, dated March 5, 2014, to distribute a dividend, see Note 18.2 to the 2013 Financials.

Chapter A (Description of Company Operations) of the Periodic Report for 2013

1.4	Financial information about the Group's segments of operation

All the data in this Section 01.4 are in NIS million.

1.4.1	2013:

	Domestic fixed-line communications	Mobile radio telephone (cellular)	International communications, Internet services and NEP	Multi-channel Television	Others	Adjustments to consolidated (2)	Consolidated
Total revenues:
From externals	4,198	3,741	1,365	1,633	241	(1,633)	9,545
From other segments of operation in the corporation	280	68	68	2	21	(421)	18
Total revenues	4,478	3,809	1,433	1,635	262	(2,054)	9,563
Total costs attributable to:
Variable costs attributable to segment of operation (1)	725	1,901	945	585	141
Fixed costs attributable to segment of operation (1)	1,755	1,300	261	783	123
Total costs	2,480	3,201	1,206	1,368	266	(1,777)	6,744
Costs that do not constitute revenue in another segment of operation	2,403	2,995	1,071	1,357	258	(1,347)	6,737
Costs that constitute revenue in other segments of operation	77	206	135	11	8	(430)	7
Total costs	2,480	3,201	1,206	1,368	266	(1,777)	6,744
Profit from ordinary operations attributable to owners of the Company	1,998	608	227	133	(4)	(143)	2,819
Profit from operating activities attributable to rights that do not grant control	-	-	-	135	-	(135)	-
Total assets attributable to operations at December 31, 2013	7,767	4,126	1,257	1,617	333	(78)	15,022
Total liabilities attributable to segment of operation at December 31, 2013	11,234	1,242	440	5,960	249	(6,526)	12,599

(1)
The Group companies that are companies providing services (as opposed to manufacturing companies), do not manage a dedicated pricing system which differentiates between fixed and variable costs. The above distinction was made for the purposes of this report only. Variable costs are costs for which the companies have flexible management and control in the short-term and which directly affect output, compared to fixed expenses, which are not flexible in the short term and do not directly affect output. (On this, regarding the definition of fixed and variable costs, “short-term” means a period of up to one year).

(2)	Details of adjustments to consolidated – Transactions between segments of operation and transactions in multi-channel television.

Chapter A (Description of Company Operations) of the Periodic Report for 2013

1.4.2	2012:

	Domestic fixed-line communications	Mobile radio telephone (cellular)		International communications, Internet services and NEP		Multi-channel Television	Others	Adjustments to consolidated (2)	Consolidated
Total revenues:
From externals	4,339	4,371		1,286		1,636	256	(1,636)	10,252
From other segments of operation in the corporation	291	97		54		-	36	(452)	26
Total revenues	4,630	4,468		1,340		1,636	292	(2,088)	10,278
Total costs attributable to:
Variable costs attributable to segment of operation (1)	826	2,119	(3)	859	(3)	587	134
Fixed costs attributable to segment of operation (1)	1,845	1,457	(3)	262	(3)	796	171
Total costs	2,671	3,576		1,121		1,383	305	(1,819)	7,237
Costs that do not constitute revenue in another segment of operation	2,569	3,366		982		1,363	298	(1,347)	7,231
Costs that constitute revenue in other segments of operation	102	210		139		20	7	(472)	6
Total costs	2,671	3,576		1,121		1,383	305	(1,819)	7,237
Profit from ordinary operations attributable to owners of the Company	1,959	892		219		126	(13)	(142)	3,041
Profit from operating activities attributable to rights that do not grant control	-	-		-		127	-	(127)	-
Total assets attributable to operations at December 31, 2012	8,098	4,704		1,259		1,387	375	(55)	15,768
Total liabilities attributable to segment of operation at December 31, 2012	11,704	1,735		436		5,349	258	(6,169)	13,313

(1)
The Group companies that are companies providing services (as opposed to manufacturing companies), do not manage a dedicated pricing system which differentiates between fixed and variable costs. The above distinction was made for the purposes of this report only. Variable costs are costs for which the companies have flexible management and control in the short-term and which directly affect output, compared to fixed expenses, which are not flexible in the short term and do not directly affect output. (On this, regarding the definition of fixed and variable costs, “short-term” means a period of up to one year).

(2)	Details of adjustments to consolidated – Transactions between segments of operation and transactions in multi-channel television.

(3)	Fee reclassified as a variable cost.

(4)	Restated due to retrospective application of the amendment to IAS 19, Employee Benefits. On this, see Note 1.8 to the 2013 Financials.

Chapter A (Description of Company Operations) of the Periodic Report for 2013

1.4.3	2011:

	Domestic fixed-line communications	Mobile radio telephone (cellular)		International communications, Internet services and NEP		Multi-channel Television	Others	Adjustments to consolidated (2)	Consolidated
Total revenues:
From externals	4,371	5,454		1,288		1,619	236	(1,619)	11,349
From other segments of operation in the corporation	277	94		66		-	41	(454)	24
Total revenues	4,648	5,548		1,354		1,619	277	(2,073)	11,373
Total costs attributable to:
Variable costs attributable to segment of operation (1)	1,186	2,634	(3)	885	(3)	543	116
Fixed costs attributable to segment of operation (1)	1,791	1,554	(3)	228	(3)	781	158
Total costs	2,977	4,188		1,113		1,324	274	(1,758)	8,118
Costs that do not constitute revenue in another segment of operation	2,861	3,985		984		1,309	259	(1,308)	8,090
Costs that constitute revenue in other segments of operation	116	203		129		15	15	(450)	28
Total costs	2,977	4,188		1,113		1,324	274	(1,758)	8,118
Profit from ordinary operations attributable to owners of the Company	1,671	1,360		241		147	2	(163)	3,258
Profit from operating activities attributable to rights that do not grant control	-	-		-		148	1	(152)	(3)
Total assets attributable to operations at December 31, 2011	9,202	5,404		1,268		1,282	401	(226)	17,331
Total liabilities attributable to segment of operation at December 31, 2011	13,566	2,255		439		4,932	272	(6,821)	14,643

(1)
The Group companies that are companies providing services (as opposed to manufacturing companies), do not manage a dedicated pricing system which differentiates between fixed and variable costs. The above distinction was made for purposes of this report only. Variable costs are costs for which the companies have flexible management and control in the short-term and which directly affect output, compared to fixed expenses, which are not flexible in the short term and do not directly affect output. (On this, regarding the definition of fixed and variable costs, “short-term” means a period of up to one year).

(2)	Details of consolidation adjustments – Transactions between segments of operation and transactions in multi-channel television.

(3)	Fee reclassified as a variable cost.

(4)	Restated due to retrospective application of the amendment to IAS 19, Employee Benefits. On this, see Note 1.8 to the 2013 Financials

For explanations about the development of the financial data shown in Sections 1.4.1 - 1.4.3, see Section 1 of the Directors' Report on the State of the Company's Affairs (“the Directors Report”).

Chapter A (Description of Company Operations) of the Periodic Report for 2013

1.4.4	Main results and operational data

Condensed data showing the results of each of the Company's main segments of operation in 2012 and 2013:

A.	Bezeq Fixed Line (the Company's operations as a domestic carrier)

	2013	2012	Q4 2013	Q3 2013	Q2 2013	Q1 2013	Q4 2012	Q3 2012	Q2 2012	Q1 2012
Revenues (NIS million)	4,478	4,630	1,101	1,127	1,121	1,129	1,121	1,149	1,161	1,199
Operating profit (NIS million)	1,998	1,959	459	494	510	535	*564	419	437	539
Depreciation and amortization (NIS million)	683	730	174	174	168	167	189	185	178	178
EBITDA(Earnings before income tax, depreciation and amortization) (NIS million)(1)	2,681	2,689	633	668	678	702	*753	604	615	717
Net profit (NIS million)	1,371	1,227	312	360	351	348	*370	246	263	348
Cash flow from current operations (NIS million)	2,274	2,009	526	631	556	561	512	470	376	651
Payments for investments in property, plant & equipment and intangible assets (NIS million)	789	958	222	198	186	183	202	249	238	269
Proceeds from the sale of property, plant & equipment and intangible assets (NIS million)	304	300	90	48	124	42	136	96	22	46
Free cash flow (NIS million) (2)	1,789	1,351	394	481	494	420	446	317	160	428
Number of active subscriber lines at the end of the period (in thousands)(3)	2,216	2,268	2,216	2,223	2,224	2,242	2,268	2,299	2,335	2,368
Average monthly revenue per line (NIS) (ARPL)(4)	74	81	70	73	75	75	78	80	81	83
Number of outgoing minutes (in million)	7,047	8,694	1,742	1,707	1,805	1,788	1,979	2,126	2,226	2,360
Number of incoming minutes (in million)	6,115	6,225	1,541	1,521	1,550	1,503	1,571	1,595	1,516	1,543
Number of Internet subscribers at the end of the period (in thousands)	1,263	1,169	1,263	1,230	1,202	1,185	1,169	1,153	1,136	1,121
Average monthly revenue per Internet subscriber (NIS)	84	81	82	86	85	83	80	80	80	84
Average broadband speed per Internet subscriber (Mbps)(5)	18.1	9.6	18.1	17.3	15.2	10.4	9.6	9.0	8.3	7.5
Churn rate (6)	13.1%	15.3%	3.1%	2.8%	3.5%	3.7%	4.0%	4.2%	3.9%	3.2%

Chapter A (Description of Company Operations) of the Periodic Report for 2013

(1)
EBITDA (Earnings before income tax, depreciation and amortization) is a financial index that is not based on generally accepted accounting principles. The Company presents this index as an additional index for assessing its business results since this index is generally accepted in the Company's area of operations which counteracts aspects arising from the modified capital structure, various taxation aspects and methods, and the depreciation period for fixed and intangible assets. This index is not a substitute for indices which are based on GAAP and it is not used as a sole index for estimating the results of the Company's activities or cash flows. Additionally, the index presented in this report is unlikely to be calculated in the same way as corresponding indices in other companies.

(2)
Free cash flow is a financial index which is not based on GAAP. Free cash flow is defined as cash from operating activities less cash for the purchase/sale of property, plant and equipment, and intangible assets, net. The Company presents free cash flow as an additional index for assessing its business results and cash flows because the Company believes that free cash flow is an important liquidity index that reflects cash resulting from ongoing operations after cash investments in infrastructure and other fixed and intangible assets.

(3)	Inactive subscribers are subscribers whose Bezeq lines have been physically disconnected (except for a subscriber during (roughly) the first three months of the collection process).

(4)
Excluding revenues from transmission services and data communication, internet services, services to communications operators and contractor and other works. Calculated according to average lines for the period. The figures were updated retrospectively to include revenues for air time that are transferred to cellular operators.

(5)
During the second and third quarters of 2013, the Company upgraded the surfing speed for its customers on the Company’s network at its own initiative and at no additional cost to the customer. Concurrently, Company customers must also upgrade their surfing speed with their ISP.

(6)
The number of telephony subscribers who left Bezeq Fixed Line during the period divided by the average number of registered telephony subscribers in the period. The figures for the previous quarters are presented after (immaterial) data improvement of 0.1% per quarter.

*	Restated due to retrospective application of the amendment to IAS 19 "Employee benefits". In this matter see Note 1.8 to the 2013 Financials.

Chapter A (Description of Company Operations) of the Periodic Report for 2013

A.	Pelephone

	2013		2012	Q4 2013	Q3 2013	Q2 2013	Q1 2013	Q4 2012	Q3 2012	Q2 2012	Q1 2012
Revenue from services (NIS million)	2,808		3,261	688	710	696	714	754	816	857	834
Revenues from sale of terminal equipment (NIS million)	1,001		1,207	295	237	219	250	273	233	291	410
Total revenue (NIS million)	3,809		4,468	983	947	915	964	1,027	1,049	1,148	1,244
Operating profit (NIS million)	608		892	76	172	186	174	167	199	259	267
Depreciation and amortization (NIS million)	458		531	113	111	113	121	129	130	137	135
EBIDTA (Earnings before income tax, depreciation and amortization) (NIS million) (1)	1,065	*	1,423	188	283	299	295	296	329	396	402
Net profit (NIS million)	521		698	67	140	161	153	134	154	194	216
Cash flow from current operations (NIS million)	1,591		1,728	327	442	468	354	388	490	556	294
Payments for investments in property, plant and equipment and intangible assets (NIS million)	315		381	77	88	84	66	73	84	109	115
Free cash flow (in NIS million) (1)	1,276		1,347	250	354	384	288	315	406	447	179
Number of subscribers at end of the period (thousands) (2)	2,642		2,800	2,642	2,683	2,702	2,741	2,800	2,839	2,859	2,876
Average number of minutes per subscriber per month (MOU) (3)	462		419	484	459	467	440	442	425	409	399
Average monthly revenue per subscriber (NIS) (ARPU) (4)	86		95	86	88	85	86	89	95	99	97
Churn rate(5)	28.6%		22.4%	8.3%	6.2%	6.9%	7.2%	5.9%	6.7%	6.0%	3.9%

(1)	Regarding the definition of EBITDA (earnings before income tax, depreciation and amortization) and cash flows, see comments (1) and (2) in the Bezeq Fixed Line table.

(2)
Subscriber data includes Pelephone subscribers (without subscribers from other operators hosted on the Pelephone network) and does not include subscribers connected to Pelephone services for six months or more but who are inactive. An inactive subscriber is one who in the past six months has not received or made at least one call or who has not paid for Pelephone services. It is noted that a customer may have more than one subscriber number (“line”).

(3)
Average monthly use per subscriber in minutes. The index is calculated by the average monthly total outgoing minutes and incoming minutes in the period, divided by the average number of subscribers in the same period.

(4)
Average monthly revenue per subscriber. The index is calculated by dividing the average total monthly revenues from cellular services, from Pelephone subscribers and other telecom operators, including revenues from cellular operators who use Pelephone's network, repair services and warranty in the period, by the average number of active subscribers in the same period.

(5)
The churn rate is calculated at the ratio of subscribers who disconnected from the company's services and subscribers who became inactive during the period, to the average number of active subscribers during the period.

*
After adjustment for non-recurring expenses resulting from implementation of the collective labor agreement described in Section 3.9.2, which also include increased termination benefits as noted in Section 3.9.6, the EBITDA and net profit of Pelephone in 2013 totaled NIS 1,126 million and NIS 563 million, respectively.

Chapter A (Description of Company Operations) of the Periodic Report for 2013

B.	Bezeq International

	2013	2012	Q4 2013	Q3 2013	Q2 2013	Q1 2013	Q4 2012	Q3 2012	Q2 2012	Q1 2012
Revenues (NIS million)	1,433	1,340	368	360	359	346	339	339	330	332
Operating profit (NIS million)	227	219	56	55	60	56	61	55	53	50
Depreciation and amortization (NIS million)	130	136	33	33	33	31	34	34	34	34
EBITDA (Earnings before income tax, depreciation and amortization) (NIS million) (1)	357	355	89	88	93	87	95	89	87	84
Net profit (NIS million)	158	160	38	39	44	37	45	40	39	36
Cash flow from current operations (NIS million)	288	272	77	71	81	58	87	63	64	58
Payments for investments in property, plant and equipment and intangible assets (NIS million) (2)	97	173	18	21	27	31	38	28	36	71
Free cash flow (NIS million) (1)	191	99	59	50	54	28	49	35	28	(13)
Churn rate (3)	18.0%	18.4%	4.6%	4.7%	4.5%	4.2%	5.5%	4.6%	4.1%	4.3%

(1)	Regarding the definition of EBITDA (earnings before income tax, depreciation and amortization) and cash flows, see comments (1) and (2) in the Bezeq Fixed Line table.

(2)	The item also includes long term investments in long-term assets.

(3)	The number of Internet subscribers who left Bezeq International during the period, divided by the average number of registered Internet subscribers in the period.

Chapter A (Description of Company Operations) of the Periodic Report for 2013

C.	DBS

	2013	2012	Q4 2013	Q3 2013	Q2 2013	Q1 2013	Q4 2012	Q3 2012	Q2 2012	Q1 2012
Revenues (NIS million)	1,635	1,636	417	410	404	404	407	403	409	417
Operating profit (NIS million)	268	253	61	72	68	67	73	54	74	52
Depreciation and amortization (NIS million)	263	248	71	66	64	62	64	64	54	66
Earnings before income tax, depreciation and amortization (EBITDA) (NIS million)(1)	530	502	131	138	132	130	137	118	128	118
Net profit (loss) (NIS million)	(381)	(310)	(83)	(136)	(101)	(61)	(20)	(119)	(107)	(64)
Cash flow from current operations (NIS million)	491	418	133	126	110	122	119	83	100	116
Payments for investments in property, plant and equipment and intangible assets (NIS million)	324	284	83	67	84	90	72	87	69	56
Free cash flow (NIS million) (1)	167	134	50	59	26	32	47	(4)	31	60
Number of subscribers (at the end of the period, in thousands) (2)	601	578	601	593	583	578	578	581	582	585
Average monthly revenues per subscriber (ARPU) (NIS)(3)	233	234	233	233	232	233	234	231	234	237
Churn rate (4)	13.5%	15.4%	3.0%	3.4%	3.2%	3.8%	3.8%	4.1%	3.9%	3.6%

(1)	Regarding the definition of EBITDA (earnings before income tax, depreciation and amortization) and cash flows, see comments (1) and (2) in the Bezeq Fixed Line table.

(2)
Subscriber – one household or one small business customer. In the event of a business customer with many reception points or a large number of decoders (such as a hotel, kibbutz or gym), the number of subscribers is calculated by dividing the total payment received from the business customer by the average revenue from a small business customer.

(3)	Monthly ARPU is calculated by dividing total DBS revenues (from content and equipment, premium channels, advanced products, and other services) by average number of customers.

(4)	Number of DBS subscribers who left DBS during the period, divided by the average number of DBS registered subscribers in the period.

Chapter A (Description of Company Operations) of the Periodic Report for 2013

1.5	Forecast in relation to the Group

Based on the information currently known to Bezeq Group, the forecast for 2014 is as follows:

-	Net profit for shareholders is expected to be between NIS 1.6 and NIS 1.7 billion.

-	EBITDA5 is expected to be approximately NIS 4 billion.

-	The Group’s free cash flow6 is expected to be more than NIS 2.5 billion.

The Company's forecasts in this section are forward-looking information, as defined in the Securities Law. The forecasts are based on the Company's estimates, assumptions and expectations, including -

The forecasts do not include the effect of provision for the early retirement of employees, insofar as there is any, investments required to set up a Generation 4 (LTE) network, and the effect of a possible merger with DBS.

The Group's forecasts are based, inter alia, on its estimates regarding the structure of competition in the telecommunications market and regulation in this sector, the economic situation and accordingly, the Group's ability to implement its plans in 2014. Actual results might differ significantly from these estimates, taking note of changes which may occur in the aforesaid, in business conditions and the effects of regulatory decisions, technology changes, developments in the structure of the telecommunications market, etc. or insofar as one or more of the risk factors listed in Sections 2.21, 3.20, 4.17, and 5.21 materializes.2.213.20

1.6	General environment and influence of external factors on the Group's activities

The communications industry around the world and in Israel is characterized by rapid development and by frequent changes in technologies, in the business structure of the industry and in applicable regulation. Below is a description of the main trends and central characteristics of the communications industry in recent years, which have significantly affected the operations of the Group as a whole.

It should be noted that over the last two years, competition in the telecommunications industry, particularly in cellular telephony, has intensified (with the entry of the new operators - Golan Telecom and Hot Mobile), in which packages consisting of several services are offered and communications packages being offered for a fixed price with unlimited use. This stronger competition has brought down prices, increased customer migration, led to a decline in the use of fixed-line telephony minutes, and higher churn rates, and this in turn has affected the Group's results. To reduce the impact on performance, the Group's companies are introducing streamlining and other measures to improve the services they provide and differentiate themselves from their competitors.

1.6.1	Emergence of communication groups in the Israeli market and transition to competition among the groups.

Whereas in the past competition in the communications market was mainly among independent communications service providers in each segment separately, more recently the trend has been to compete among communication groups operating in several segments of this market7, as detailed in the following table and its notes:

5	For a definition of EBITDA, see note (1) to the table in Section 1.4.4 A.
6	For a definition of free cash flow, see note (2) to the table in Section 1.4.4 A.
7
Regarding this, a group is characterized by proximity arising from the identity of shareholders, even though in some of the groups there is corporate, accounting or marketing segregation between the entities which belong to the Group.

Chapter A (Description of Company Operations) of the Periodic Report for 2013

Group
Activity	Bezeq	Cellcom (a)	Partner (b)	HOT (c)
Cellular telephony	Pelephone	Cellcom	Partner	Hot Mobile
Fixed-line telephony	Bezeq Bezeq International	Cellcom Netvision	Partner 012 Smile	HOT Telecom
Internet services (fixed-line / cellular)	Bezeq Pelephone Bezeq International	Cellcom Netvision	Partner 012 Smile	HOT Telecom HOT-Net
International calls	Bezeq International	Netvision	012 Smile	Hot Mobile
Multi-channel television	DBS8	-	-	HOT Broadcasts

A.
Cellcom Group – To the best of the Company's knowledge, Cellcom Group provides communications services through Cellcom, which is a public company (belonging to IDB Group), and Netvision, a wholly owned subsidiary of Cellcom. These companies provide cellular telephony services (including cellular Internet), fixed-line telephony on its own infrastructure, transmission and data communication services for business customers through Cellcom's own transmission network, ISP services, international call services and fixed-line telephony services using VoB technology.

B.
Partner Group – To the best of the Company's knowledge, Partner Group provides communication services through Partner, a public company, and 012 Smile, a wholly owned subsidiary of Partner and its subsidiary 012 Cellcom. Partner Group provides cellular telephony services (including cellular Internet), transmission and data communications, ISP services, and fixed-line telephony services in VoB technology.

C.
HOT Group – To the best of the Company's knowledge, HOT Group (which is controlled by Mr. Patrick Drahy), owns a cable infrastructure which is deployed nationwide, and it provides multi-channel television services though HOT; fixed-line cellular telephony services through HOT Mobile (a wholly owned subsidiary of HOT), Internet infrastructure and transmission and data communications services through HOT Telecom, as well as Internet access (ISP), by means of HOT-Net, subject to structural separation limitations between HOT-Net and HOT and HOT Telecom, and to restrictions on marketing joint bundles that include Internet access services of HOT-Net (among the limitations are an obligation to market bundles that correspond to competing ISPs, and an obligation to sell the ISP services separately and on the same terms as they are sold when part of the bundle (unbundling).

Likewise, limitations were imposed separating the structure of HOT Mobile from that of HOT Telecom and HOT Broadcasting, including full segregation of management, as well as the separation of assets and employees. Hot Mobile was prohibited from transferring commercial information (including customers) to HOT Telecom and HOT Broadcasting, or from receiving such information. However, Mirs was permitted to offer and market HOT Telecom or HOT Broadcasting services that are not part of the joint bundles, and to transfer relevant information for this purpose.

Competitors, who are not part of communications groups as described above (e.g. Golan Telecom and the MVNO cellular operators, international operators and ISPs), also operate in this market.

Recently, the use of service bundles (packages that include different combinations of several communications services) has increased. Communications groups market, or are likely to market in the future, "joint" service bundles consisting of different communications services of the companies in each group. As a rule, the marketing of the joint bundle enables the communications group to offer its customers tariffs that are more attractive than purchasing each service separately (in some cases with "cross-subsidization" among the bundle's components), and a total solution that does away with the need to be subscribed to a number of different providers. These trends may be reinforced when a wholesale market develops (see Section 1.6.3 A) which will allow operators that do not own infrastructures to offer full end-to-end service bundles (including infrastructure) to their customers.

Unlike the other groups, Bezeq Group is subject, at the date of this report, to the stricter limitations described below.

8	For the purpose of this report, DBS is shown as part of Bezeq Group even though it is not controlled by it. In this matter, see also Section

Chapter A (Description of Company Operations) of the Periodic Report for 2013

Hearings published by the Ministry of Communications during the Report Period increase the trend towards unity and the shift to competition between communications groups:

1.
Hearing from October 16, 2013 concerning regulation of the international communications sector and allowing domestic fixed line and mobile carrier license holders to provide international communications services for the public (see Section 1.6.2 A.).

2.
Hearing from August 14, 2012 concerning regulation of a unified general license which will allow providers to provide all the services currently provided through a special domestic carrier license, MVNO services, international services, ISPs, and NEPs. Draft regulations were also attached to the hearing documents.

1.6.2	Activities of Bezeq Group as a communications group and the structural separation restriction

At the date of this report, the Group is subject to a number of regulatory limitations relating to the formation of joint ventures among the Group's companies.

A.	Structural separation

The domestic carrier license stipulates that the Company must be structurally separate from its subsidiaries9. This requires, inter alia, management of the companies to be fully segregated.

The structural separation limitations put the Group in an inferior competitive position – which is worsening over time in light of mergers of other communications groups, which are not subject to such far-reaching limitations, and cause high management overhead.

See Section 1.6.3.A for the Hayek Commission's recommendations including the matter of cancellation of structural separation and the conditions for doing so, as well as an amendment to the Communications Law on the expansion of the authority of the Minister of Communications with respect to structural separation. If the conditions exist and the provisions of the policy document relating to structural separation are implemented, the rules that apply to the Group on this subject will change significantly.

On October 16, 2013, the Ministry of Communications published a hearing concerning new regulation in the international communication services market. Accordingly, any fixed-line domestic carrier or cellular operator will be allowed to provide international communication services as part of the service packages they offer to subscribers, under the conditions prescribed in the hearing document. The proposed regulation also includes international data and transmission services provided by fixed-line domestic carriers and cellular operators. The Company submitted its response to the hearing, agreeing to the measures under various conditions.  For the effect of the hearing on Bezeq International, see Section 4.13.4.

B.	Easing of structural separation – limited approval for marketing joint bundles

The structural separation limitations prevented the Company from marketing joint service bundles. Following the decline of the Company's market share to below 85%,10 in May 2010 the Company was permitted to offer private subscribers joint service bundles with the subsidiaries, and in July 2012 to offer joint bundles to business subscribers, all subject to approval by the Ministry of Communications and other conditions laid down in the domestic carrier license, including these:

1.	The bundles must be able to be unbundled, meaning that a service included in them will be offered separately and on the same terms.

9	Pelephone, Bezeq International (including the Goldnet partnership which was merged into it), DBS and Bezeq On Line.
10
The permit to market joint bundles was granted (by way of amendment of the Domestic Carrier license) pursuant to the policy paper published by the Minister of Communications in 2004, which stated that after the Company's market share in a particular segment (private or business) falls below 85%, it will be allowed to market joint service bundles with the subsidiaries in the same segment. The Company's market share in the private sector (calculated according to the method determined by the Ministry of Communications for this matter) fell below 85% in 2008, and in the business sector in September 2009.

Chapter A (Description of Company Operations) of the Periodic Report for 2013

2.
At the time of submitting a request for approval of a bundle, there is a group of services in similar format being marketed to a subscriber as a package by a license-holder who is not a subsidiary of the Company, or there is a group that includes license-holders who provide a private subscriber with all the services included in the joint service bundle.

Joint service bundles marketed by the subsidiaries including the services of the Company, are also subject, according to their licenses, to similar limitations, including a requirement for unbundling (except for a bundle marketed by a subsidiary that contains only the Company's Internet infrastructure service). Additionally, pursuant to the Ministry's clarification regarding joint packages in the business sector, the Ministry does not view the amendment to the licenses as a change in the previously existing practice, with respect to the ability of ISPs which belong to the Group and others outside the Group to offer business customers the ISP component as well as the Company's infrastructure which is purchased as an input, without this being considered a "joint bundle”.

These limitations, and in particular the unbundling obligation, which severely limits the Group's ability to offer discounts on the components of the bundle, puts the Group in a competitively inferior position as compared to the competing communication groups which are not subject to similar limitation in marketing joint bundles (other than a limitation on marketing a joint bundle of HOT-Net and other companies in HOT Group, as noted in Section 1.6.1).

Concerning limitations to collaboration with DBS for the sale of joint service bundles, see also Section 5.17.12.

C.	Other limitations on offering benefits to Group companies and joint ventures among them

Other limitations on cooperative ventures between the Company and Group companies stem from various orders applicable to them, both under antitrust laws and conditions laid down by the Antitrust Commissioner in approvals of mergers between the Company and Group companies, which prohibit discrimination in favor of Group companies when providing certain services (see Section 2.16.8), and by power of the orders of the Company's license, which oblige it to provide its services equally to all. See also Section 5.17.12.

D.	Limitations concerning the control of DBS

The company holds 49.78% of the shares of DBS11. The balance of DBS shares that are not owned by the Company are held by Eurocom DBS which is (indirectly) controlled by Mr. Shaul Elovitch, who (indirectly) controls the Company.12 In light of the holding structure in DBS, cooperative ventures between it and Group companies (such as agreements for mutual marketing of products and services) must currently be approved as transactions in which the controlling shareholder in the Company has a personal interest, in a way that could impede the business flexibility of the Group in such cooperative ventures.

In view of the position taken by the Antitrust Commissioner and the ruling of the Supreme Court in 2009 not to approve a merger of the Company and DBS, the Company refrained from increasing its holdings in DBS or controlling it, in a way that limits the Group's ability to benefit fully from the advantages which could have stemmed from the inclusion of DBS in the Group. If in the future these regulatory limitations and structural separation and the other limitations applicable to cooperative ventures between the companies in the Group are removed, then the options open to the Company to increase its holdings in DBS or to control it could create opportunities for the Group to utilize synergies with DBS or facilitate the utilization of such synergies. See Section 1.1.2

With regard to the possible cancellation of structural separation in the multi-channel television segment as part of the policy document on expanding competition, see also Section 1.6.3A.

11	As well as options exercisable for additional shares in DBS – see Section 1.1.1.
12	On placing these shares in trust under irrevocable power of attorney in accordance with the terms laid down in the transaction for acquisition of control in the Company – see Section 1.6.5.

Chapter A (Description of Company Operations) of the Periodic Report for 2013

1.6.3	Regulatory oversight and changes in the regulatory environment

Communications in Israel in general and the activities of the Company in particular, are subject to extensive regulation and close supervision. The main body overseeing the Company's activities as a communications company is the Ministry of Communications. Regulation of the communications market in Israel is characterized by frequent changes, mainly aimed at increasing competition in the industry and protecting the consumer.

Considering the diversity of the Group's communication operations, regulatory developments could, in certain cases, have different effects on different areas of operation in the Group, meaning that changes in regulation that adversely affect one area, could potentially have a positive effect on another area. In certain cases, opposing effects on the areas of operation might be offset one against the other on the Group level.

Below is a description of some of the main regulatory developments, which affect a material part of the areas of operation of the Group during the reporting period.

A.	Policy for regulating competition

On May 2, 2012 the policy document concerning expansion of competition in the fixed-line communications segment – wholesale market, was published, according to which the Minister of Communications (“the Minister”) adopted the main recommendations of the Hayek Commission, in the manner specified in that document which was included in the Company's Immediate Report dated May 2, 2012, cited here by way of reference ("Policy document on increased competition"). Following are the key points in the document:

1.
Owners of country-wide fixed-line access infrastructures who provide retail services, including the Company, will be obligated to sell wholesale services to holders of telecommunication licenses, on a non-discriminatory basis and with no discounts for size. In this regard, a procedure was established whereby an agreement for these services will be negotiated and as soon as such agreement is signed, the infrastructure owner will publish a shelf offering for sale of the services based on the agreement and which also includes additional services as the Ministry determines from time to time ("the Shelf Offering"). In certain circumstances, the Minister has the power to stipulate conditions or prices for the services. The owners of the infrastructure must submit to the relevant license holders the distribution of the existing infrastructures with the exclusions to be defined. Upon publication of the Shelf Offering, companies with an interest in the infrastructure owner may also purchase wholesale services from it, without discrimination. The Company will be able to provide wholesale telephony services to its subsidiaries that are not supplied over a broadband network, provided that these services are also available to everyone and without discrimination.

2.
Within nine months of publication of the Shelf Offering, the Minister will order elimination of the structural separation between the infrastructure provider who published the aforementioned offering and the international call providers and ISPs, changing it to accounting separation (unless the Minister believes that this will adversely affect competition or the public interest), so that the Company will be able to offer subsidized plans. Furthermore, insofar as the wholesale market develops and the degree of competition based on joint service bundles that combine fixed-line and mobile services in the private sector (according to indices or conditions stipulated by the Minister) allows this, the Minister will consider an easing or cancellation of the structural separation between an infrastructure provider and a cellular operator who has an interest in the said provider.

3.
The Minister will review the subject of the unbundling of broadcast services included in the joint bundles, which also include Bezeq services (fixed or mobile) or broadband access services. The structural separation between the infrastructure providers and multi-channel TV sector will be eliminated by granting suppliers without nation-wide fixed-line infrastructure a reasonable possibility to provide a basic internet-based TV service package.

4.
If no wholesale market develops in the correct manner (based on indices to be defined for this purpose) within 24 months of the publication of the policy document (namely - May 2014), the Minister will take action to implement structural separation between the infrastructure and the services provided by general domestic carrier license holders. On an amendment to the Communications Law on this subject, see below in this section.

Chapter A (Description of Company Operations) of the Periodic Report for 2013

5.
Within six months of publication of the Shelf Offering, the Minister will take action to change the method of oversight of the Company's prices so that prices will be controlled by the setting of a maximum price.

6.
Within nine months, the Ministry of Communications will formulate regulations aimed at increasing the investment in and upgrading fixed-line communications infrastructure in Israel. Notably, this date has already passed.

In June 2012, the Ministry of Communications began to convene an engineering forum of the operators regarding wholesale services, which discusses, inter alia, service portfolios (including service portfolios presented by the Company) for providing certain service configurations concurrent with advanced negotiations which the Company is holding directly with various operators.

In November 2012, the Company entered an agreement with Partner for Bitstream Access, which included an agreement on the service portfolio, although the parties failed to reach an agreement on prices. Once the service portfolio had been published for a hearing by the Minister of Communications (as detailed below), this agreement became less important.

In accordance with an administrative directive, the Company gave Cellcom and Partner (under secure conditions) information about the geographic location of certain sites and facilities belonging to the Company. The directive will apply, in relation to the submission of this category of information, to any domestic carrier license holder, that wishes, as part of its deployment for implementing a particular wholesale sub-loop unbundling service, to receive the information from Bezeq.

The amendment to the Communications Law in the Economic Arrangements Law, which the Knesset approved in July 2013, included, inter alia, the following additions and amendments, the purpose of which, according to the explanations to the bill, is to oversee competition in the era of a wholesale market:

1.
The Minister of Communications was given the authority to set payments for interconnect fees or for a license holder's use of facilities owned by Bezeq or by another license holder and to issue directives on this matter (including in relation to related arrangements), inter alia, on the basis of: (a) cost plus reasonable profit; or (b) reference points derived from one of the following: payment for services rendered by the license holder; payment for comparable services; payments in other countries for such services. On a hearing on setting prices for wholesale services by the Minister, see below in this paragraph.

2.
The Minister was given the authority to order a license holder to take action to prevent immediate infringement of competition or the proper, regular rendering of services due to the actions of a license holder.

3.
In addition to the authority held by the Ministers of Communications and Finance to set payments for a license holder's services, they may now also determine maximum or minimum payments, and this too based on the parameters listed in sub-section (1) above.

4.
A directive was added whereby the Minister may instruct a license holder to report to him any payment that it intends to demand under the Communications Law and any change of payment, before the service is rendered or the change is made, as instructed by the Minister.

5.
A directive was added whereby if the Minister notes that the license holder intends to demand unreasonable payment, or payment which raises concern of an infringement of competition, he may issue an instruction (for a period of no more than a year) regarding: the payment requested by the license holder for the service or for any other service, or that the payment be separated from payment for a package of services. The Minister will conduct the review of whether payment is unreasonable based on the parameters noted in subsection (1b) above, and the Minister may review the payment based on the foregoing in subsection (1a).

Chapter A (Description of Company Operations) of the Periodic Report for 2013

6.
With regard to basic multi-channel television packages - provisions were prescribed with regard to offering a base package for cable and satellite broadcasts, which provided that the Minister of Communications may order guidelines, inter alia, regarding the number of channels in the package and its price, and the Council may prescribe provisions for executing the Minister's guidelines, including with regard to channel specifications, content, quality and scope. Furthermore, it also provided that basic limited package customers may not be charged for ancillary services (such as installation fees or the cost of installation, and for terminal equipment) if subscribers to other packages are not charged such fees, and in any case, such fees may not exceed the amount required from subscribers to other packages without the consent of the Council. In this matter, see also Section 5.1.4.

7.
A directive was added whereby the authority of the Minister of Communications to order structural separation between a license holder and another entity for the purpose of rendering various services will also include "separation between the rendering of services to a license holder and services rendered to a subscriber". As stipulated in the explanations to the bill, in accordance with the policy document on the expansion of competition, the structural separation which is currently in place will gradually be phased out. Nevertheless, the explanations stipulated that the Minister's authority to order separate companies also applies vertically (between services rendered to subscribers and services rendered to a license holder), and that the directive may be applied if a wholesale market does not develop at all, or problems emerge in the development of such a market, in part due to price discrimination, high entry barriers, etc.

The amendment to the law increases the Minister’s flexibility on the above-mentioned matters and the extent of the effect of the amended provisions to the law on the Company will depend, in part, on the way in which the Minister implements them.

List of wholesale services and hearing of wholesale services prices and the Bitstream Access service portfolio

On January 15, 2014, the Company received a decision from the Ministry of Communications concerning a list of the services that the license holders will be obligated to offer as a wholesale service to the service providers, as follows: managed broadband access (Bitstream Access) (for a countrywide, regional or local connection); Subloop Unbundling (physical connection to copper loops) (at this stage only on the Bezeq network); use and access to Bezeq’s physical infrastructure, and wholesale telephony service.

At the same time, the Company also received a hearing document in which the Minister of Communications announced his intention to establish a format for the supply of the wholesale services. At the moment, the ministry wishes to define the service portfolio for Bitstream Access on a nationwide, regional and local level, which was included in the hearing, and the maximum tariffs for the wholesale services provided on Bezeq’s network, as laid out in the hearing document.

For additional information about the above-mentioned documents, see an Immediate Report on regulation of the wholesale market issued by the Company on January 16, 2014 presented here by way of reference.

The Company was invited to submit its comments on the hearing by March 10, 2014. The Company asked the Ministry of Communications for critical data for its reference, and when no response was received, it applied to HCJ for relief to receive this information. The State’s response was filed to the motion on March 4, 2014, in which it stated its position that the motion must be dismissed.

Furthermore, on February 26, 2014 the text of the passive use of infrastructure service file allowing the service provider, a special domestic carrier license holder, to use the physical infrastructure of the infrastructure owner, was distributed for review (by April 3, 2014). According to the service file and as set out in its covering letter, the infrastructure owner will be obligated to provide the services of another infrastructure owner as well.

The Company is studying the hearing documents which include numerous details that require complex analysis of all the effects of the proposed regulation on the Company. At this stage, apparently, the Company believes that insofar as regulation of the wholesale services is implemented as noted above, the Company will be adversely affected. Nevertheless, at the same time, the Company believes that taking into account the possible cancellation of the structural separation and elimination of price control which are anticipated as a consequence of the wholesale market regulation, there may also be positive effects on the Company.

Chapter A (Description of Company Operations) of the Periodic Report for 2013

The information in this paragraph includes forward-looking information, as defined in the Securities Law, which is based on the Company's estimates in relation to the regulation of wholesale services and the possible elimination of structural separation and control of tariffs, as noted above. Actual results may differ significantly from the aforementioned if any of the Company’s above assessments do not materialize.

B.	Royalties

The Communications Law states that a holder of a license for providing telecommunications services shall pay royalties to the State out of its revenues from providing the services as will be defined in the Regulations. The Royalties Regulations obligate the various license holders (including Bezeq, Pelephone, Bezeq International, DBS and B.I.P.) to pay royalties on certain revenues, as specified in the regulations. Over the last few years, the rate of the royalties has been gradually reduced, and in accordance with the amendment to the Royalties Regulations relevant to the Group’s companies dated August 1, 2012, commencing in 2013 0% royalties apply to all license holders.

C.	Change in interconnect tariffs

The Group’s telecom companies (Bezeq, Pelephone and Bezeq International) pay interconnect fees to other carriers for calls that are terminated on the networks of those carriers and some of them (Bezeq and Pelephone) receive interconnect fees for calls that are terminated on their networks and from international communications operators for outgoing calls on their networks.

The Interconnect Regulations set the interconnect tariffs to be paid to the domestic carrier, as well as limitations for the matter of the interconnect tariffs to be paid to a cellular operator. Commencing January 1, 2011 the interconnect tariffs that a cellular carrier can collect from other operators (Domestic Carrier, international call operator or another cellular operator) were lowered significantly, and in each of the years 2012-2014, the tariffs were further reduced at less significant rates (less than 10% each).

The impact of the changes on the Group’s revenues due to the change in interconnect tariffs may also be offset by the effect on the expenses of different companies within the Group.

Concerning interconnect fees for fixed-line networks, based on the amendment to the Interconnect Regulations, from December 1, 2013 a call completion tariff was set for the fixed-line networks at a maximum of NIS 0.01 per call minute (at 2013 prices, excluding VAT) at all hours of the day. The tariff will be revised once a year in line with the CPI. This change, which will reduce the Company’s revenues from interconnect, will be offset at Group level by corresponding lower expenses for the Company and its subsidiaries.

The Group believes that this reduction in tariffs will have an insignificant effect on its annual results. The information in this paragraph includes forward-looking information, as defined in the Securities Law, which is based on the Company's estimates of the volume of incoming calls to the Company’s network. Actual results may differ significantly from the aforementioned if any of the above assessments do not materialize and as a result of offsetting influences.

D.	Limitation of the disconnect fees a license-holder can collect from a subscriber

Pursuant to several amendments to the Communications Law, most of which were validated in 2011, the following restrictions apply to the Group’s companies with respect to the collection of disconnect fees when certain subscribers cancel an agreement:

Chapter A (Description of Company Operations) of the Periodic Report for 2013

1.
Holders of domestic carrier licenses, ITS licenses and broadcasting licenses (including the Company, Bezeq International, DBS and B.I.P.) may not collect disconnect fees from subscribers who cancel agreements if their average monthly bill is less than NIS 5,000 and if the agreement with the license holder was signed on or after August 8, 2011. Regarding subscribers who entered into agreement with the license holders before August 8, 2011, payment for cancelling the agreement is limited to 8% of the subscriber’s average monthly bill up to the date of the cancellation, multiplied by the number of months remaining to the end of the commitment period. Additionally, license holders may not withhold a benefit from a subscriber that would have been given had the agreement not been terminated,13 and they may not demand immediate repayment of any outstanding payments for terminal equipment if the agreement is cancelled. The Company believes that these legislative amendments have led to an increase in the churn rate.

On October 15, 2013, the Ministry of Communications forwarded a preliminary supervisory report for the Company’s response according to which the Company withholds on-going payment of monthly credit for terminal equipment (routers) from customers who cancel an agreement, ostensibly in contravention of the above-mentioned restrictions. The Company claims that such action is taken lawfully and it has submitted its response to the Ministry of Communications.

2.
Cellular operators (including Pelephone) - the licensee may not collect disconnect fees from customers who hold up to 100 phone lines and who entered into agreement with the license holder from November 1, 2011. The maximum disconnect fee that may be collected from customers who signed an agreement prior to November 1, 2011, is 8% of the subscriber’s average monthly bill up to the cancellation date. Furthermore, from January 1, 2013, the cellular operators may not condition a contract for cellular services on an agreement to purchase, rent or lease terminal equipment (“unlocking”) (see Section 3.6.2E).

For a description of other regulatory developments in the reporting period and of the main limitations applicable to the areas of operation of the Group, see Sections 2.16, 3.15, 4.13 and 4.135.17.

E.	Prohibition of discrimination in the offering of benefits and special tariffs

1.
On October 31, 2010, the Director General of the Ministry of Communications sent a clarifying document to the cellular operators on the applicability of certain clauses in their licenses that address equality and discrimination, including the offense to discriminate against subscribers belonging to the same group of subscribers by offering special benefits and tariff plans.

2.
In its position submitted to the Tel Aviv District Court in January 2014, as part of a number of class actions that were consolidated against several communications operators, the Ministry of Communications stated that the licenses of the ISPs do not permit them to offer their customers “individualized tariff plans”, tailored to the needs of individual customers and their ability to “haggle”, and that they must offer a standard price for each service package (subject to certain exceptions). The Group companies are studying the significance of this position.

F.	Consumer legislation

Changes in consumer legislation affect the operations of the Group's companies on a regular basis. Various amendments have been made in recent years to the Consumer Protection Law and regulations, inter alia, concerning the cancelling of transactions even after service has begun, disconnecting from on-going services, and the need for the customer to express his consent to continue transactions after the end of the specified period. Provisions concerning a refund of charges collected from the subscribers which are not in accordance with an agreement plus fixed handing charges are prescribed by law, as well as a maximum waiting time for a human response. Likewise, a variety of bills have been tabled in the Knesset introducing further amendments in the Consumer Protection Law which may, inter alia, affect the terms of the agreement, and the conduct of the Group's companies towards their subscribers.

13
In relation to the operators’ allegation at a hearing held by the Ministry regarding this directive, whereby the discounts or benefits which are contingent on the conditions that the subscribers are required to meet, do not violate the directive, the Ministry decided that it will examine, on a case-by-case basis, whether the condition is genuine and relevant also when the subscriber remains as the operator’s subscriber.

Chapter A (Description of Company Operations) of the Periodic Report for 2013

G.	Enforcement and financial sanctions

Over the last few years, the Communications Law, the Antitrust Law and the Securities Law were amended giving the regulators authority of enforcement and the ability to impose graded monetary penalties for violation of these laws or regulations and their provisions. Bills which are similar to the amendment to the Consumer Protection Law and Protection of Privacy Law, are in the advanced stages of legislation. Likewise, the Law to Increase the Enforcement of Labor Laws, 5772-2011, was legislated. This legislation is expected to affect the way in which the Group's companies manage their affairs, in part with respect to the imposition of sanctions, their ability to protect themselves, etc.

H.	Market Concentration Law

In December 2013, the Market Concentration Law was published. Following is a summary of the main provisions of the law relevant to the Company:

1.	Restriction on the control of companies in a pyramid structure

The law prohibits a tier company (publicly traded or bond issuing companies that are a reporting entity) which is a second-tier company (a tier company whose controlling shareholder is not a tier company) from controlling another tier company. In relation to existing companies, transition provisions were prescribed whereby a second-tier company may continue to control another tier company in which it held control when the law was published, for a period of six years from the publication of the law (until December 10, 2019).

Mechanisms were also prescribed allowing certain arrangements to be made to acquire shares and make early redemption of bonds offered to the public, in order to comply with the provisions of the law.

For the purpose of the law, the Company is considered a third tier company, and accordingly, insofar as by the end of the 6-year transition period B Communications remains a tier company, it will not be allowed to control the Company from that date.

2.	Special provisions concerning directors in a third tier company during the transition period

At the end of six months from the publication date of the law (June 2014) (subject to provisions of applicability that provide an additional three months for convening the meeting to appoint directors) the special provisions concerning the composition and appointment of Board of Directors will apply to third-tier companies (including the Company). These provisions include: a majority of the Board members must be independent directors, the external directors will be appointed by a majority of Company’s minority shareholders (who are not its controlling shareholders) and they will number half of the members of the Board less one, unless stipulated otherwise in statutorily authorized regulations.

3.	Restrictions on providing credit to business groups

Authority was granted to the Minister of Finance and Governor of the Bank of Israel to promulgate regulations and provisions limiting the cumulative credit that financial institutions in Israel may give to a corporation or business group (a group of companies under joint control and their controlling shareholder). It was determined that preliminary provisions by virtue of this authority will be prescribed within a year of the publication of the law.

4.	Market concentration considerations in the allocation of rights - restrictions on the allocation of rights in critical infrastructures to a highly concentrated entity

The law prescribes a special, restrictive procedure that the regulator must apply prior to the allocation of rights (such as a license, franchise, contractual agreement with the state to operate a critical infrastructure and in certain circumstances also to extend existing licenses) in those areas that are defined as a “critical infrastructure” to entities that are defined as a “highly concentrated entity”.

Chapter A (Description of Company Operations) of the Periodic Report for 2013

For this purpose, a list of areas was defined that will be deemed “areas of critical infrastructure”, including operations for which certain communications licenses will be required (domestic carriers, excluding a specialist domestic carrier (such as VoB operators) and cellular operators), broadcasting licenses, and other areas.

Based on the definitions in the Law, the Company will be considered a highly concentrated entity, and as such all the companies that it controls and that are controlled by its controlling shareholders will be deemed a highly concentrated entity.  Additionally, DBS will also be considered a highly concentrated entity.

The procedure prescribed in the law in relation to the allocation of a right to a highly concentrated entity will also apply to approval given for transferring the means of control in state-owned companies or companies that were previously government companies (the Company included) at the rates defined in the law, to a highly concentrated entity.

The provisions of this chapter will validate in December 2014, although with respect to extending the validity of existing licenses, the provisions will apply from December 2017.

At this stage, the Company is unable to estimate the full impact of the law on Bezeq Group, in part in view of the fact that its repercussions are dependent on policy that has yet to be formulated by the relevant authorities in relation to the issues prescribed in the law. Nevertheless, the law may adversely affect the Group’s ability to enter new areas of activity as well as the format of its current operations.

I.	Ministry of Communications policy concerning Wi-Fi

In October 2012, a Ministry of Communications hearing was published on the exemption from a license to establish and operate access points operating on WLAN (Wi-Fi) technology frequencies. The hearing document included, inter alia, an option to allow Domestic Carrier operators, but not cellular operators, to provide services on the aforementioned technology as part of existing licenses and on a best effort basis.

In December 2013, the Ministry of Communications published a secondary hearing on the subject. The hearing asked for comments on two regulatory options: (1)  Domestic fixed-line license holders and mobile radio telephone/cellular license holders will not be permitted to use WLAN technology (Wi-Fi) and access points to extend their network and use it to provide telecommunications services to subscribers. or 2)  Domestic fixed-line carrier license holders and cellular operators will be permitted to use this technology and access points to extend their networks and use them to provide telecommunications services to subscribers, provided that the license holder does not collect separate or additional payment from a subscriber who purchases Internet access service, including a surfing package, for this service.

This hearing is relevant both for the Company’s domestic carrier operations and Pelephone.

The Company submitted its response to the secondary hearing according to which in the present regulatory structure which stipulates two separate market layers, fixed-line and mobile, the fixed-line service must be part of the fixed-line domestic carrier services. The Company has a preference for the second of the options proposed at the secondary hearing (with certain changes). Pelephone submitted a separate response to the secondary hearing, according to which it also prefers the second option (which will also allow the cellular operators to set up access points using WLAN (Wi-Fi) technology, and it also mentioned that in future the subject of pricing the use of the access points must be reviewed.

1.6.4	Limitations on creating charges on the assets of Group companies

For convenience, below are referrals to sections in the 2013 Periodic report that relate to the limitations applicable to Group companies in placing charges on their assets, and the main limitations:

Chapter A (Description of Company Operations) of the Periodic Report for 2013

A.
Regulatory limitations – the Communication Law, the Communication Order (which applies to the Company), and some of the communications licenses of Group companies, contain limitations on the grant of rights to a third party on assets used to provide the essential service or on the assets of the license14, as the case may be, including the need to obtain regulatory approval to create charges on these assets. In some cases, such as Pelephone's cellular operator's license, and Bezeq International's ITS license, there are exceptions permitting the creation of charges in favor of banks without the need to obtain the regulator's approval in advance, provided that the charge agreement includes instructions to ensure that the services rendered according to the license will not be affected if the bank exercises the charge. In addition, under the orders of the law and the communications licenses, the license and the resulting rights are not transferrable and they cannot be pledged or confiscated (with certain exceptions). See also Sections 2.16.3G, 3.15.2.A and 5.17.10

B.
Contractual Restrictions - the Company and Pelephone have made undertakings towards certain financing entities that they will not pledge their assets without simultaneously creating a charge of the same class, rank and amount (negative charge) in favor of those financing entities, subject to specific exceptions. See also Note 11.2 to the 2013 financial statements. DBS created current charges on all its assets and fixed charges on several of its assets, whose conditions include, inter alia, restrictions on the creation of additional charges without obtaining the agreement of the financing entities. See also Note 27 to DBS's 2013 financial statements.

1.6.5	Approvals granted to Group companies in the framework of the transaction to sell the control of the Company in 2010, and restrictions imposed on them in the framework of the approvals

In the framework of the transaction to acquire the control of the Company by B Communications, which was completed in April 2010, several approvals were granted to the Company, as follows.

A.
Ministry of Communication approvals for the transaction. The approvals were made contingent upon certain conditions, namely: a determination that transactions between the Eurocom Group15 and Pelephone would be considered an exceptional transaction under Section 270(4) to the Companies Law, and in addition to the approval proceeding at Pelephone, would also require an approval proceeding in the Company; the Eurocom Group would not transfer to Pelephone any information relating to the provision of products and services to its competitors; an employee of Eurocom Cellular Communications Ltd., would not serve as a director in Pelephone and vice versa. In addition, provisions in respect of the trust on DBS shares were also determined (see Subsection (b) below).

B.
Approval of the transaction by the Antitrust Commissioner. The approval was contingent upon conditions, namely: prohibition to the Eurocom Group16 to be involved in the determination of commercial conditions that the cellular company that acquired terminal equipment from Eurocom Cellular Communications Ltd. offers to consumers in Israel, except for the participation in the financing of sales of the cellular company; and demanding the Eurocom Group to sell its holdings in DBS until completion of the sale of the holdings as aforementioned, the obligation of the Eurocom Group to transfer its voting rights by virtue of its shares in DBS to a trustee that will handle them as owner and will exercise its authority in favor of DBS only, and will not be subject to the interests or objectives of the Eurocom Group, directly or indirectly. It is noted that in accordance with the notification of the Authority and the draft of the conditions of the merger it published as indicated in Section 1.1.2, the Commissioner is assessing Eurocom DBS Ltd.’s request to cancel the conditions of the merger determined for the Eurocom Group as aforementioned in respect of the holdings in DBS, and to determine new conditions as indicated in Section 1.1.2.

14	The assets required for ensuring that the services are provided by the licensee.
15
For this matter, Eurocom Group means all the corporations controlled, directly or indirectly, by Eurocom Holdings (1979) Ltd. and/or Eurocom Media-Net Holdings Ltd., excluding the Company, Pelephone, Bezeq International and B.E.P Communications Solutions LP, as well as employees of Bezeq and the above companies who are not employees of other companies in the Group

16
For this matter, Eurocom Group means all the corporations controlled, directly or indirectly, by Eurocom Holdings (1979) Ltd. and/or Eurocom Media-Net Holdings Ltd., as well as any person related to those companies and excluding the Company and companies in which the Company holds more than 50% of the shares.

Chapter A (Description of Company Operations) of the Periodic Report for 2013

C.
Approval of the Prime Minister and the Minister of Communications in accordance with the provisions the Communications Law and the Communications Order, including approval of corporations from the B Communications Group and the controlling individuals in it to control Bezeq ("the Control Permit"). The Control Permit is contingent, inter alia, upon the percentage of B Communications' holding in the Company not falling below 30% ("the Minimum Percentage"), subject to a number of exceptions stated in the Communications Order.17

1.6.6	Level of economic activity in Israel

The businesses of the Group are influenced by the level of economic activity in Israel, and accordingly, a change for the better or worse in that level can be expected to affect the Group's business.

17
It is noted that on February 2, 2011, the Prime Minister and Minister of Communications gave approval permitting the Minimum Percentage to fall to 29%, provided that the cause was an allotment of Company shares as part of an exercise of employee stock options, and for a period of six months from the date of decrease to below the Minimum Percentage. The approval will take effect on the date of the decrease to below the Minimum Percentage. At the end of the six months, the approval will expire and the Minimum Percentage will apply

Chapter A (Description of Company Operations) of the Periodic Report for 2013

2.	Bezeq – Domestic Fixed-Line Communications

2.1	General Information on the Segment of Operation

2.1.1	Segment of operation and changes occurring in it

The Company holds a general license for providing domestic fixed-line communication services, and provides a range of such services as described in Section 2.2, mainly: domestic fixed-line telephony (landline telephony), Internet access infrastructure services, and transmission and data-communication services

2.1.2	Legislative limitations and standards and special constraints

A.	Communications laws and the Company's Domestic Carrier License

The Company’s operations are subject to government regulations and extensive oversight, stemming from its position as a general license holder under the Communications Law that is subject to the provisions of that Law, the subsequent instructions, regulations, orders and rules, the provisions of the Domestic Carrier License, as well as other laws. In this respect and for the restrictions on the Company’s activity, inter alia, in respect of price setting, structural separation, permits for new services and service bundles, see Section 1.6.2 and Section 2.162.16. For details about the policy on extending competition document, including alleviations and supervision on the obligation to provide services and the possibility of other license holders to use the Company’s infrastructure, and also about the extension of authority of the Ministry of Communications pursuant to the amendment to the Communications Law, see Section 1.6.3.A.

In addition, the Company was declared a provider of essential telecommunication services under the Communications Order. Pursuant to that declaration, the Company is obliged to provide a number of basic services under the Domestic Carrier License, and may not terminate them or narrow them without approval. The order also stipulates limitations on the transfer and acquisition of means of control in the Company, and certain limitations on the activities of the Company. For details, see Section 2.16.3.

B.	Antitrust laws

The Company was declared a monopoly in the main areas of its activities, and is also subject to supervision and to limitations under the Antitrust Law (see Section 2.16.8).

C.	Environmental laws and planning and construction laws

Some of the activities of the Company involve the use of wireless frequencies and the use of facilities that emit electromagnetic radiation, which are subject, respectively, to the Telegraph Ordinance (see Section 2.16.9), the Non-Ionizing Radiation Law (see Section 2.15), and to UBP 36 and UBP 56 (see Section 2.16.10).

2.1.3	Changes in the scope of operation in the segment and its profitability, market developments and customer characteristics

For the main data about the scope of operation in domestic fixed-line communications and its profitability in 2012 and 2013, see Section1.4.41.4A. The following is a description of the main changes in the scope of operation in the segment in the reporting period18:

A.
Fixed-line telephony – In recent years Fixed-line telephony has been characterized by a decline in demand and in market prices, which is reflected in the gradual erosion of the number of calls originating in fixed-line networks. The Company believes that this trend stems primarily from the rise in the number of cellular subscribers and the volume of use of cellular telephones in the comprehensive call-minute packages the cellular companies have marketed extensively over the last years (the Company estimates that 80% of all calls originate in the cellular network), from the competition with other domestic operators, and from VoIP calls (see Section 2.1.4). In 2013, the number of Company lines declined by about 2% (compared with a decline of 4% in the number of lines in 2012), inter alia, due to the reduction in the cellular prices. Likewise, the number of call minutes (incoming and outgoing) declined by 11% on the Company's fixed telephone lines compared to 2012. The average monthly revenue per phone line declined by approximately 9%.

18	For details about the data and definitions of subscriber and average revenue, see the notes to the table in Section 1.4.4.A.

Chapter A (Description of Company Operations) of the Periodic Report for 2013

B.
Internet access - In the Internet segment, while growth has been recorded in recent years in terms of the number of customers, the rate of that growth is slowing over time as a result of the high Internet penetration rate in Israel. Nevertheless, the Internet segment is characterized by a rise in surfing speeds and by the adoption of advanced services and value added applications. In 2013, there was an increase of 8% in the number of the Company’s Internet subscribers, and an increase of 4% in the average monthly revenue per Internet subscriber compared to 2012. The increase in revenue in the segment stems from an increase in the rates of the surfing packages (see Section 2.2.3), and from the adoption of advanced and value-added services.

In respect of the establishment of a competing fixed-line network to the Company's infrastructure, over the electricity grid, see Section 2.6.4B2.6.4B.

Figure 1 - Changes in the number of fixed lines compared to the number of cellular phone lines in Israel 1995-201319

Figure 2 - Changes in the number of call minutes from fixed telephone lines compared to the number of call minutes from cellular phone lines in Israel 1995-201320

19
The figures are based on a Ministry of Communications publication about cellular lines, the reports of HOT to the public, and assessments about the other operators. Accordingly, some of the data in the figure is based on estimates, and actual data might be different. Furthermore, as of 2008 data, the calculation of fixed lines includes IP Centrex lines (lines in a virtual private exchange in a public network – see Section 2.2.5D. For this purpose, the number of IP Centrex lines is measured according to the maximum number of calls that can be made simultaneously).

20
The data is based on the Company's traffic data and on assessments of the traffic of other operators in the market. Accordingly, some of the data in the figure is based on estimates, and actual data might be different.

Chapter A (Description of Company Operations) of the Periodic Report for 2013

Figure 3 - Changes in the number of internet lines and rate of Internet growth 2003-201321

C.	Transmission and data-communication services

The transmission and data-communications segment for business customers and communication providers is characterized by a rapid increase in the customers' bandwidth consumption, but in general by lower prices per given volume of traffic. This stems both from the development of the technology that provides higher bandwidth at lower prices than in the past, and from competition in this area (see Section 2.6.3).

D.	Service bundles

On the increase in consumption of service bundles and large-scale bundles, see Section 1.6.1.

On the expansion of competition policy document and resulting legislation changes, see Section 1.6.3.

2.1.4	Technological developments that may have a significant effect on the area of operations

A.
In recent years, a trend prevails in the telecommunications market with the transition to technologies based on IP protocol, which promotes technology convergence between the different communication systems, and with the penetration of integrated products that enable various communication solutions in a single device (for example, cellular services and Wi-Fi). The availability of IP-based technologies and the continuing increase in bandwidth consumption provide customers, including business customers, a broader range of applications and services on IP-based infrastructures, such as telephony services, video transfer services and network services with enterprise applications on the Internet infrastructure (ERP, CRM, etc.). These developments lead to an increase in the demand for bandwidth on the Company’s Internet infrastructure, transmission and data communication services. Conversely, these developments that enable IP-based telephony services are one of the factors that have led to the decline in the consumption of the Group's fixed-line telephony services (in respect of the competition in telephony by providing services over the Company's Voice over Broadband (VoB) infrastructure, see Section 2.6.1). The increase in the capacity of cellular networks along with technological improvements, including future implementation of LTE networks, allow cellular operators to compete with the Company's telephony and Internet services, and to market larger bandwidths to their customers at lower prices. In the past year, the trend of growing numbers of cellular Internet users has continued (see Section 2.6.2). As of the date of the report, the Company estimates the increase in the number of customers using cellular Internet network has not materially affected the volume of its Internet operations. Nevertheless, the potential of growth of the cellular networks at the expense of the Company's market share is a real one.

21
The data for 2003-2012 is based on Company data and HOT reports to the public. The data for 2013 is based on Company data and assessments as to the volume of active lines of HOT, which has not yet published its financial statements. Accordingly, some of the data in the figure is based on estimates, and actual data might be different.

Chapter A (Description of Company Operations) of the Periodic Report for 2013

B.
In respect of the hearing regarding the exemption from a license to establish and operate a Wi-Fi access point, see Section 1.6.3I). Beyond the provision of cellular telephony services over the Wi-Fi network, the fact that operators will be allowed to use the access points as part of their public communications network, may assist in diverting loads to this network from the cellular network.

C.	Technological developments and falling prices of equipment could enable other operators to provide services similar to those provided by the Company at much lower costs.

2.1.5	Critical success factors in the segment of operations and changes occurring in it

A.	Ability to offer reliable communications systems at a competitive price based on a cost structure suited to the frequent changes in the Company's business environment.

B.	Regulatory decisions and the ability to cope with them.

C.	Ability to maintain innovation and technological leadership and to translate them into advanced and reliable applications of value to the customer at short response times, and marketing primacy.

D.	Preservation of brand values and their adaptation to the conditions of the changing competitive environment, including the wholesale market.

E.	Effectiveness of the sales and services groups.

F.	Management of an intelligent price policy, subject to regulatory limitations.

2.1.6	Main entry and exit barriers of the segment of operations, and changes occurring in them

Operating in the domestic fixed-line communications segment requires receipt of the appropriate Domestic Carrier licenses.

Traditionally, the main entry barrier to this segment stemmed from the need for heavy investment in technological infrastructure and in surrounding systems until obtaining economies of scale, and from high costs involving the establishment of marketing, sales, collection and customer support systems and the building of a brand. In recent years, traditional entry barriers have decreased significantly as a result of the following factors: technological improvements, lower infrastructure and equipment prices, easing of regulation granted to new competitors, the mandatory obligation to allow the use of the Company’s (and HOT's) infrastructures and services, and the ability to use existing setups, including the Company's network, by competing communications carriers or those designed to compete with the Company.

The regulation of competition in VoB-based telephony, which enables telephony services to be provided on a broadband infrastructure of another operator without the need for an independent wireline telephony infrastructure (and in the future, there may be competition based on the division of the network into segments and sale of wholesale services – see Section 1.6.3A), significantly reduces the scope of the investments required from those competing with the Company, thereby lowering the entry barriers into the segment.

The main exit barriers stem from the commitment of the Company laid down in its license to provide its services universally (to the entire public in Israel), its subordination to the provisions of the Communications Order, the regulations accompanying the Communications Law, and the provisions by virtue of Section 13A to the Communications Law relating to emergency operation, its commitment to those of its employees who are employed under collective agreements, long-term agreements with infrastructure suppliers, the large investments requiring time before seeing a return, and the commitment to the repayment of long-term loans taken to finance the investments. Some of these exit barriers are unique to the Company, and not relevant to other operators in the segments.

Chapter A (Description of Company Operations) of the Periodic Report for 2013

2.1.7	Substitutes for and changes in products in the sector

Cellular communications services are a substitute product for the Company's services, both in telephony and in Internet (see Sections 2.6.1 and 2.6.2).

IP technologies like VoB (see Section 2.6.1) are also substitutes for the Company's services. In Internet services, transmission and data communications, technological developments (e.g., 4G in cellular, infrastructure based on optical fibers, including over the electricity grid and advanced cable Internet protocols), enable the provision of new high-speed services at competitive prices.

2.1.8	Competition structure and changes occurring in it

Domestic fixed-line telephony is regulated and controlled by the Ministry of Communications, inter alia by means of granting licenses to entities operating in the segment.

Fixed-line telephony is characterized by a lively and competitive dynamic. The Company's competitors are HOT Telecom, VoB service providers that have operated for several years under license with no obligation to provide universal service, and without their own independent access infrastructure, and they are entities related to Internet Service Providers (ISPs) and international communications services. Some of them compete with the Company as part of telecommunications groups (see Section 1.6.1), and the Company believes that the cellular companies are also its competitors in the telephony segment (see Section 2.6.1).

The Internet segment is characterized by high rates of penetration, which are attributed to the deployment of a national access infrastructure. The Company’s main competitor in this area is HOT, and the Company is also exposed to competition from the cellular companies (see Section 2.1.4).

In the transmission and data-communications sector, the Company competes mainly with HOT Telecom, Cellcom and Partner, which operate as communication groups and provide a full communications solution to customers.

Competition in the industry depends on a number of factors, such as regulatory decisions, possible changes in the terms of the licenses of the Company and the subsidiaries, and in the terms of the licenses of their competitors, mergers and joint ventures between companies that compete with the Group companies, the possible repercussions of the Concentration Law, the development of a wholesale market, the lack of symmetry between the Company's and the competitors’ ability to sell comprehensive services, the new services that the Company will be permitted to provide, the tariff policy, the extent of flexibility allowed to the Company when offering service bundles, including with subsidiaries, and technological developments.

For a description of the development of the competition, see Sections 1.6 and 2.6.

2.2	Products and Services

2.2.1	General

The Company provides a wide range of communications services to its business and private customers, as described below.

2.2.2	Telephony

The Company's telephony services include mainly the basic telephony services on the domestic telephone line, and associated services such as voice mail, caller ID, music on-hold, and Bphone (a service that enables to make telephone calls via the IP network as fixed-line calls).

The Company also provides its customers with a national numbering services for businesses (1-800, 1-700), for full or partial payment for the calls by the business.

Chapter A (Description of Company Operations) of the Periodic Report for 2013

The Company operates a unified telephone directory22 on a code (1344) determined by the Ministry of Communications for fixed-line and cellular telephony operators, as well as a unified website which is free of charge, in addition to the Company's 144 service. The Knesset approved the first reading of a bill under which, inter alia, information services provided under a Ministry of Communications license, will obligate the operators to transfer their databases to such a licensee for reasonable payment, and cancel allocation of the number 144 to the Company.

2.2.3	Internet access infrastructure services

The Company provides broadband Internet access infrastructure services over xDSL.

For details about changes in the number of the Company's Internet subscribers and average monthly revenue per subscriber, see Section 1.4.4.A. For details about the Company's market share in this segment, see Section 1.4A.

The Internet market has been one of the fastest growing markets of recent years (although a slower pace of growth has been observed (see Section 2.1.3B) compared to a rise in requested bandwidth), and this service has become one of the main occupations of the Company and a central channel for its investments in technology, marketing, advertising and customer acquisition and upgrades. The average surfing speed of the Company's Internet subscribers at the end of 2013 was 18.1 Mbps, compared to an average of 9.6 Mbps at the end of 2012. Over the past year, the minimum speed provided for new customers is 5 Mbps.

xDSL service is provided also on subscriber lines with no telephony and at no additional cost. It should be noted that, according to the decision of the Ministry of Communications (in respect of the cancellation of NDSL services), the Company is not entitled to apply differential xDSL pricing between subscribers who use the service together with telephony service and subscribers who only use the xDSL service.

Likewise, the company provides Free Wi-Fi service, which enables the Company’s customers to share part of their wireless bandwidth in return for browsing outside of their homes as well.

Figure 4 – Changes in the surfing speeds of the Company's Internet subscribers 2008-2013 (in Mbps at the end of each year)

2.2.4	Transmission and data-communication services

Data communication services are network services for transferring data from point to point, between computers and between various communications networks, services connecting communications networks to the Internet, and remote access services.

The Company offers transmission services, including high rates, to communication operators and their business customers over a variety of interfaces (see Section 2.6.3).

For details about the policy on extending competition document, including on the provision of services and the ability of other license holders to use the Company’s infrastructures, see Section 1.6.3.A.

22
A "unified" directory service is an information service containing data on the subscribers of all the operators. Fixed-line and cellular telephony operators are obliged, under the terms of their licenses, to provide unified information services. The operation is exempted from the need for approval of a cartel until July 27, 2014.

Chapter A (Description of Company Operations) of the Periodic Report for 2013

2.2.5	Other services

A.	Services to communication operators

The Company provides services to other communications operators, including cellular operators, international call operators, HOT, NEP operators, ISPs, domestic carriers, and Palestinian communications providers.

Among the services provided by the Company are infrastructure services, infrastructure upgrades, connection to the Company's network, transmission services, billing services, leasing of space, services in leased premises.

For details about the policy on extending competition document, see Section 1.6.3.A.

B.	Broadcasting services

The Company operates and maintains radio transmitters that are operated, inter alia, by the Israel Broadcasting Authority, Israel Army Radio (Galei Zahal), as well as the transmitters of a number of regional radio stations. It also operates the DTT transmitters for the Second Authority for Television and Radio. The Company is responsible only for operating and maintaining the transmitters, and not for the content of the broadcasts. In this matter, see also Section 2.15.

C.	Contract works

The Company carries out setup and operation works of networks or sub networks for various customers (e.g., the Ministry of Defense, HOT, radio and television broadcasting companies, cellular operators, international call operators, local authorities, municipalities, and government bodies).

The Company has agreements with HOT Telecom for providing installation, maintenance and hosting of networks using the Company's infrastructures, from the exit point of the center of operation of the license-holders to the delivery point at the entrance to the homes of the subscribers (the connection and maintenance from these points to the subscribers' homes themselves are not the responsibility of the Company).

D.	IP Centrex – IP Centrex service is a private and virtual exchange service in a public network.

E.	Data Center – A service that provides a backup and survivability solution for the customer.

F.	144 Internet site (B144) – A search engine for finding the telephone numbers of businesses and private persons, including a classified search.

G.	Bcloud service - Enables Company customers to store data and digital media in a virtual cloud.

2.3	Breakdown of Product and Service Revenues

The following table shows the distribution of the Company's revenues by main products and services in its segment of operation in the years 2011-2013 (in NIS millions).

	2013	2012	2011
Revenues from fixed-line telephony	1,971	2,254	2,393
Percentage of total Company revenues in the segment of operation	44.02%	48.68%	51.49%
Revenues from Internet infrastructure services	1,287	1,166	1,092
Percentage of total Company revenues in the segment of operation	28.74%	25.18%	23.49%
Revenues from transmission and data communication services	990	976	931
Percentage of total Company revenues in the segment of operation	22.10%	21.07%	20.03%
Percentage of total Company revenues in the segment of operation	230	234	232
Percentage out of total Company revenues	5.14%	5.07%	4.99%
Total revenues from the domestic fixed-line communications services segment	4,478	4,630	4,648

Chapter A (Description of Company Operations) of the Periodic Report for 2013

2.4	Customers

The Company is not dependent on a single customer, and there is no customer that accounts for 10% or more of the Company's total revenue.

The Company’s revenues are distributed into two main customer types – private (58%), and business (42%). The distribution is by revenues, as shown in the following table.

	2013	2012	2011
Revenue from private customers	2,605	2,716	2,777
Revenue from business customers	1,873	1,914	1,871
Total revenue	4,478	4,630	4,648

2.5	Marketing, Distribution and Service

The Company has marketing, sales and service systems for its business and private customers, which include customer managers for the business sector, combined sales and service centers (including Moked 199) spread around the country, technical support centers for private and business customers, 14 points of sale and service (Bezeqstores) at various locations, as well as a virtual online shop.

The Company markets its services mainly through advertising in the mass media and telephone sales centers, customer managers, through an array of independent dealers that are mainly ISPs, and sales centers that operate by the outsourcing. In addition, on its website the Company has advanced and sophisticated independent service and sales channels (which is also suitable for browsing from a smartphone) accessible via a personalized app (MyBezeq) and interactive voice response.

2.6	Competition

The following is a description of the development of competition in the domestic fixed-line communications segment.

2.6.1	Telephony

The Company believes that at the end of 2013, its market share in the fixed-line telephony market was approximately 57% of the private sector and 74% of the business sector, compared with 59% in the private sector and 75% in the business sector, at the end of 201223.

The competition in the fixed-line communications segment is lively:

A.	Competition from other Domestic Carrier license-holders

The Company and HOT Telecom both own nationally-deployed fixed telephony infrastructures and they are in lively competition, which is manifested, inter alia, in the fact that HOT combines Internet infrastructure, telephony and cable television, and possibly cellular services as well, mainly to households (for the marketing of service bundles of the Bezeq Group, see Section 1.6.2). In addition, HOT markets telephony services to business customers.

The Company also has competition from license-holders of domestic fixed-line communications services, including VoB (see Section 2.1.8). Implementation of a wholesale market is expected to increase competition on the Company’s infrastructure, and this taking into account the agreements which may be reached and the arrangements to be determined for its implementation. It should be noted that wholesale telephony services are included in the list of wholesale services that infrastructure owners will be obligated to provide to service providers pursuant to the decision of the Ministry of Communications dated January 15, 2014 (see Section 1.6.3A), contrary to the Company's position and despite the fact that the service is not included in the list of services according to the extension of competition policy document.

23
These market shares are in terms of lines and based on the Company's assessment. According to Ministry of Communications' publications, these methods showed that in March 2013 the Company's market share was 65.8% in the private sector and 73.9% in the business sector in terms of revenue using the normative measurement method, and 65.1% in individual lines and 65.4% in PRI trunks in terms of revenue using the normative measurement method.

Chapter A (Description of Company Operations) of the Periodic Report for 2013

B.	Competition in telephony from cellular companies

The penetration rate of cellular telephony in Israel is among the highest in the world (see Section 3.1.4). In the opinion of the Company, this penetration rate combined with low airtime rates on an international scale and large-scale bundles of minutes at fixed monthly prices have made the cellular telephone a product that largely substitutes the landline telephone. The Company believes that a deepening of the substitution of fixed lines by mobile lines is one of the causes of the reduction in the average traffic per line, and of the growing removal rate of telephone lines (see Section 2.1.3).

In 2013, the trends that began in 2012 showed their mark, marking a leap in competition in the cellular communications market in Israel. The activity of Golan Telecom Ltd. (as a new infrastructure operator) and the launch of Hot Mobile's UMTS network, and to a lesser degree, the beginning of operations of other virtual cellular operators, led to a drop in prices and to more customers switching between the companies. These developments deteriorated the trends of decrease in the average transactions per line, and the rate of removal of fixed-telephone lines.

Partner and Cellcom also provide domestic fixed-line services through corporations they own, and they sell service bundles that combine fixed-line and cellular telephony and Internet services.

C.	Regulation of VoC services

On November 21, 2012, the Ministry gave its decision on the hearing according to which VOB or VOC telephony services are telephony services that use IP technology over another entity's Internet services, irrespective of whether this network is mobile or fixed, and it is therefore a single fixed service, the provision of which will be regulated in a general Domestic Carrier License or special license, as applicable, pursuant to the amendment to the general or special Domestic Carrier licenses that currently provide VOB services.

In respect of the evaluation of the possibility to grant a license to cellular operator to use Wi-Fi access points as part of their network to provide services, see Section 1.6.3.I).

2.6.2	Internet infrastructure segment

The Company believes that at the end of 2013, its market share in the Internet infrastructure market was approximately 63% (compared with 60% at the end of 2012)24.

The competition in this field is also lively:

A.
Competition from the HOT Group – HOT's Internet infrastructure is deployed nationwide to provide a range of communications services and interactive applications. Today, this network is the main alternative to the competition with the Company in the private sector. The upgrading of the infrastructure and the service bundles marketed by the HOT Group (see Section 1.6A.CC), and the Ministry of Communication’s decision regarding the cancellation of NDSL services, increased the level of competition.

B.
Competition from cellular operators – The cellular companies have deepened their Internet activities on the cellular range, in both the private and business sectors. Unlike the fixed-line communications segment (where the provision of access infrastructure services - by HOT - is separate from the provision of Internet access services - by the ISP), cellular Internet service is provided as one unit. Surfing services are provided both from the cellular handset and through a cellular modem that connects laptop and desktop computers in combination with Internet access services.

24
The Company's assessment of its market share in Internet infrastructure services at the end of 2013 is based on the number of its subscribers and an assessment of the number of HOT subscribers at the same date, based on the data published by HOT in its financial statements for the third quarter of 2013. The data for the Company's market share at the end of 2012 is based on the number of Company subscribers and the number of HOT subscribers at that date, based on the data published by HOT in its 2012 annual financial statements.

Chapter A (Description of Company Operations) of the Periodic Report for 2013

2.6.3	Transmission and data communications

In addition to the Company, other companies operating in this field are Cellcom, Partner, HOT, and Internet companies that also use leased infrastructures.

To the best of the Company's knowledge, Cellcom has deployed and set up a transmission network which it uses both for its own needs (instead of transmission provided for it in the past by the Company) and for competition with the Company in the transmission and data communications market. Cellcom offers its customers a complete package of solutions that includes domestic and international telephony, data communication, ISP and cellular communication, using its own infrastructure and its own sales array. Partner also provides transmission and data communication services combined with telephony and Internet to business customers.

2.6.4	Additional factors that could influence competition

A.	Reducing the transition barriers among companies

Numbering and number portability – Number portability exists in the fixed-line and cellular telephony market (each separately), enabling customers to immediately switch between various communication operators without changing their telephone number.

Limitation on the exit penalty that a license-holder can demand of a subscriber – See Section 1.6.3D.

B.	Other potentially competing infrastructures

In addition to HOT's cable and optical fiber network and the optical fiber infrastructures of Cellcom and Partner, there are a number of infrastructures in Israel today with the potential to serve as communications infrastructures, which are based on optical fibers and are mostly owned by government companies and bodies, for example, Israel Electric Corporation (IEC), Israel Railways, Mekorot Israel National Water Company, Petroleum & Energy Infrastructure Ltd., and the Trans Israel Route Company. Some municipalities are also trying to create an alternative to pipes deployed by communications license holders by deploying their own infrastructures.

The state managed a procedure for selecting an investor for a communications enterprise in cooperation with IEC. As a result, in August 2013, IBC Israel Broadband Company (2013) Ltd. ("IBC") (60% of which is owned by a group of investors headed by the ViaEurope Group and 40% is owned by IEC), was granted a general license for the provision of communication infrastructure services (for example, data communications, digital transmission and VPN) over fiber optics. In accordance with the license, IBC will enter into an agreement with IEC to obtain the right to use its fiber-optics network and will become the network’s operator. In addition, IBC is entitled to use the communication facilities of another operator. Pursuant to the provisions of the license, IBC was obligated to make a gradual universal deployment over a period of 20 years.

Furthermore, on the same date, IBC received a special license to provide domestic fixed data-communication services, according to which it is entitled to provide IPVPN services and broadband data-communication lines for a period of five years (with the option to request an extension). A special license does not obligate to provide universal services to all people in Israel.

The Company estimates that the significant reliefs granted to IBC in respect of the obligation to provide universal service (the option to make a gradual universal deployment over a long period of time), as well as the granting of a special license for the provision of data-communication services without providing universal services, may adversely affect the Company’s operations and its results.

The Company's aforementioned estimate is forward-looking information as defined in the Securities Law. This estimate may not materialize, inter alia, depending on the manner and scope of activities and schedules for IBC’s operation, and also in case of changes in the structure of the competition in the communications market.

Chapter A (Description of Company Operations) of the Periodic Report for 2013

2.6.5	Company's preparedness and ways of coping with the intensifying competition

The Company deals with competition in domestic fixed-line telecommunications services in several ways:

A.
The Company launches new communications services, value added applications and product packages, and services, to broaden the scope of use of subscriber lines, to respond to customer needs and to strengthen its image of technological innovation. The Company invests in enhancements and modernization of its infrastructure so as to enable it to provide advanced services and products to its subscribers. In 2010, upon receipt of the permit to market joint service bundles in the private sector, and in May 2012 in the business sector (see Section 1.6.2.B), the Company started marketing joint packages while expanding the range of services it offers and offering packages that correspond to some of those offered by its competitors.

B.
The Company works on the penetration of a high-speed internet infrastructure service and on increasing the number of its customers for the service, including by offering applications for businesses. NGN allows providing advanced telephony applications, upgrading customers to higher speeds, and creating added value for the customer by means of broader consumption of content, leisure and entertainment applications (see also Sections 2.2.3 and 2.7.2).

C.
The Company works constantly to improve the quality of its services and to maintain its customers, as well as to simplify and automate processes, and to adapt its operations to the structure of the competition in its area of operations.

D.	The Company offers its customers alternative payment packages (see Section 2.16.1), tracks and sales.

E.	The Company offers divisible bundles that combine the services of the Group's subsidiaries (except for DBS - see Section 5.17.12).

F.	The Company uses consumption-adapted packages and tracks to promote subscription to the telephony service.

G.
The Company makes adjustments on the expenses side for the purpose of focusing investments on property, plant and equipment in growth activities and in projects for cutting operating costs. Nevertheless, the Company's ability to make adjustments in its expenses in the short and medium term is limited due to the structure of its costs, which are mainly rigid in the short and medium term (in particular depreciation expenses and expenses related to wages and wages incidentals, as well as operating costs like infrastructure maintenance and building leasing and upkeep).

2.6.6	Positive and negative factors that affect the Company's competitive status

A.	Positive factors

1.	Nationally deployed, quality infrastructure over which a range of services is provided.

2.	Presence in most businesses and households.

3.	Strong and familiar brand.

4.	Technological innovation.

5.	Strong capital structure and positive cash flows.

6.	Broad service infrastructure and varied customer interfaces.

7.	Professional, experienced and skilled human resources.

B.	Negative factors

The Company believes that various limitations imposed upon it by existing regulation, impede its ability to compete in its areas of operation. The main limitations in this context are the following:

1.	Restrictions in tariff flexibility

Chapter A (Description of Company Operations) of the Periodic Report for 2013

The Company is limited in its ability to grant discounts on its main services and to offer differential tariffs. In this matter, see also Section 2.16.1.

For information about the expansion of competition policy document and on the amendments to the Communications Law, including in the matter of tariff control, see Section 1.6.3.A.

2.	Structural separation

See Section 1.6.2.A. For information on the expansion of competition policy document, including the matter of cancellation of structural separation and the conditions for doing so, and on the amendments to the Communications Law on this matter, see Section 1.6.3A.

3.	Obligation to provide universal service

The Company operates under an obligation to provide service to the entire public in Israel (universal service). Due to this obligation, the Company could be required to provide services also in circumstances that are not financially viable (subject to the possibility of obtaining an exemption in extraordinary circumstances). This obligation is not imposed on the holders of special Domestic Carrier licenses, which can offer their services to the most profitable of the Company's customers (mainly business customers), which are a significant source of the Company’s income.

4.	"Accessibility deficit"

As a result of a deliberate regulatory policy, the monthly usage tariff for a telephone line is set by the regulations at a level that does not cover the cost involved in providing it (a situation known as the "'accessibility deficit"). This deficit has been reduced over the years but still exists. It is emphasized that in a competition format that relies on the Company's infrastructure and uses the accessibility deficit (such as VoB), the negative effects of this factor increases. The prices of wholesale services that were submitted to a hearing are expected to significantly increase this deficit (see Section 1.6.3.A).

5.	Limitations in marketing joint service bundles of the Company and other Group companies

See Section 1.6.2B.

6.	The characteristics of fixed-line telephony terminal equipment

Fixed-line terminal equipment is technologically less advanced than cellular terminal equipment, and the offering of advanced services that can be consumed with it is limited.

7.	Wholesale market

See the expansion of competition policy document, the amendments to the Communications Law, the decision of the Ministry of Communications in respect of the list of wholesale services and the hearing on the prices of wholesale services in Section 1.6.3.A (notwithstanding, the possibility that the structural separation will be cancelled with the opening of the wholesale market could have a positive influence on the Company’s competitive position).

2.7	Property, Plant and Equipment and Facilities

2.7.1	General

The Company’s property, plant and equipment consist mainly of domestic communications infrastructure, real estate assets (land and buildings), computer systems, vehicles, and office equipment.

2.7.2	Infrastructure and domestic fixed-line communications equipment

The Company has a Next-Generation Network (NGN) based on a core IP network and a deployment of a fiber-optic network to street cabinets (a topology known as Fiber to the Curb, FTTC), and also over an access network (a system that connects NEPs in the subscriber's premises to the network and engineering systems). The connection from the home to the access network is over copper wires, and from the access systems to the backbone over fiber optics (on special pipes or aboveground network), and on a (negligible) part via wireless systems). Terminal equipment (equipment which is installed on the subscriber's premises, e.g. the actual telephone, private exchanges, fax machines, modems, routers, etc.) via which the subscriber receives the service.

Chapter A (Description of Company Operations) of the Periodic Report for 2013

In this network and using VDSL2 technology, 25 bandwidth of up to 100 Mbps downstream can be provided, as well as innovative added-value services. Other advantages of the new technology are simplification of the network structure and better management capabilities. For information about the number of subscribers connected to the NGN, changes in the volume of customers that consume NGN services and average bandwidths in 2012 and 2013, see Sections 1.4.4.A and 2.2.3.

As of the end of 2013, the Company had almost completed deployment of the network.

The Company is extending its infrastructure, including distribution of fiber optics, to further increase bandwidth for its customers. On August 29, 2012, the Board of Directors resolved to approve the extension of the Company's fiber-optic deployment so that the fibers are as close as possible to the customer's premises (FTTH/FTTB), as a basis for future provision of more advanced and higher bandwidth communication services than those currently provided. In this regard, a detailed design of the project, pilots, procurement and fiber-optics deployment are being carried out. The project is modular, and the Company reviews the project’s scope and outline on a regular basis, as well as the need for adjustments, inter alia, in view of the advancement of relevant technologies and the development of customer needs. As of the end of 2013, the Company completed the deployment of fiber-optic cables to over 400,000 homes and businesses, and it estimates that until the end of 2014 it will complete the deployment to nearly one million homes and businesses.

The Company’s estimate in respect of the rate of deployment as aforementioned until the end of 2014, is forward-looking information as defined in the Securities Law, based, inter alia, on the percentage of homes and businesses to which fiber optics have been deployed so far, and on the number of homes and businesses in Israel reported by the Central Bureau of Statistics. This estimate may not materialize, or may materialize differently than foreseen, if the Company’s deployment plan, which is anchored in its work plans, encounters unexpected difficulties that slow down the connection of residential customers and buildings.

2.7.3	Computer systems

The Company's computer systems support four main areas: Marketing and Customer Management, engineering infrastructures of the telecommunications network, Company resources management, and company-wide systems.

The Company's computer systems are large and complex, supports critical work processes, and handle very large volumes of data. The array consists of a large number of systems, some old, which were developed many years ago and operate on mainframe computers, others modern, developed and implemented more recently, and operating in open computer environments.

2.7.4	Real estate

A.	General

The Company has real-estate assets from two sources: assets transferred to the Company by the State in 1984 under the Asset Transfer Agreement (see Section 2.17.2A), and assets whose rights were purchased or received by the Company after that date, including assets that it leases from third parties.

As of the date of publication of this periodic report, the Company owns, leases or has right of lease in 380 real-estate properties throughout the country. The total area in which the Company has full ownership rights or capitalized lease rights (including joint lease rights as described below) is 1,010,000 sq.m. of land on which the gross built-up area is 230,000 sq.m. (Of the above total, 370 properties covering an area of 950,000 sq.m. of land and 200,000 sq.m. built up are for communications needs, while the rest are for administrative needs.)

25
Very High Bit Rate Digital Subscriber Line – Digital Subscriber Line (DSL) at very high speed. One of the fastest technologies currently available for data transfer on high bandwidth over standard telephone lines.

Chapter A (Description of Company Operations) of the Periodic Report for 2013

In addition, the Company has the right to receive a net area of 7 hectares in Sakia (near the Mesubim Junction), for warehouses and offices, and in April 2013, an authorization agreement was signed with the Israel Lands Administration (today, the Israel Lands Authority, “ILA") for a five-year plan.  The company is in contact with the planning authorities to exercise its rights pursuant to the provisions of the agreement.

At the date of publication of this periodic report, of the aforementioned properties, 30 are jointly owned with the Ministry of Communications and/or the Israel Postal Co. Ltd., with whom an agreement was signed for defining and regulating the rights of the parties in these properties (see Section 2.17.2C). The parties operate as required in the provisions of the agreement, and inter alia, they separate joint debits and systems.

In addition to the aforementioned 380 properties, the Company holds, at the date of publication of this periodic report, about 50 properties in Israeli towns in the Administered Territories, covering an area of 2,600 sq.m. of land and about 1,400 sq.m. built up (all for communications needs). There is no written arrangement about the contractual rights on these properties, but in the Company's opinion this does not create material exposure.

The real-estate assets are used by the Company for communications activities (exchanges, control rooms, broadcasting sites, etc., and for other activities (offices, storage areas, etc.). Some of them are undeveloped or partially developed, and can be used for other purposes.

At the date of publication of this report, the Company leases 315 properties from various landlords, covering a total area of 58,000 sq.m built up (about 300 of these properties have a built-up area of 11,000 sq.m. and are for communications purposes, while the rest are for administrative uses).Of this group, built-up 3.600 sq.m. are sublet.

The Company has an interest (transition rights, etc.) in other real estate (such as for the erection of offices and for laying cables). Also at the Company's disposal are 850 residential rooms (for cables and installations used for residential communications), in a total built-up area of 16,000 sq.m,26 and a land of 9,000 sq.m. (all for communications purposes), for most of which there is no written regulation of rights with their owners (e.g., the ILA, settlement entities, the entrepreneurs of the projects in which the properties are located, and house committees).

B.	Registration

At the date of publication of this periodic report, the Company's rights in a considerable number of its real estate assets are not registered in the Lands Registry, and therefore they correspond to contractual rights. The Company is in the process of registering in its name those properties that can be registered in the Lands Registry.

C.	Real estate settlement agreement

On March 10, 2004, a settlement agreement between the Company and the ILA and the State ("the Settlement Agreement") was validated as a court decision. The Agreement concerns most of the real estate that was transferred to the Company in the asset transfer agreement signed prior to the start of the business operations of the Company. The Settlement Agreement stated that the assets remaining in the Company's possession have the status of capitalized lease, and subject to the execution of individual lease contacts, the Company will be entitled to make any transaction in the properties and to enhance them. The Agreement sets out a mechanism for payment to the ILA for enhancement actions in the properties (if undertaken), beyond the rights according to plans approved until as set out in the Agreement, at the rate of 51% of the increase in value of the property following the enhancement (and less a portion of the amounts paid for a betterment levy, if paid). The Settlement Agreement also states that 17 assets must be returned to the State, through the ILA, on various dates (up to 2010), and on the terms laid down in the Settlement Agreement.

26	The difference in the data and numbers of residential rooms compared with previous years stems from the improvement of the data in the reporting period.

Chapter A (Description of Company Operations) of the Periodic Report for 2013

As of the date of publication of this periodic report, the Company returned 15 properties to the ILA. Two additional properties will be returned after the Company receives substitute properties, as provided in the Settlement Agreement.

D.	Sale of real-estate assets

Following a new review by the Company's Management concerning the sale of the Company's real estate assets, the Board of Directors approved further sales of assets that are not active and/or which can be relatively easily vacated without incurring significant expenses, in accordance with a list presented to it from time to time. The transition to the NGN allows the Company to increase the efficiency of the network and to sell some of the real estate assets that will be vacated as a result of the transition. In 2013, the Company sold 18 real-estate assets covering a total area of 41,000 sq.m, and 27,000 sq.m built up, for a total amount of NIS 140 million.

According to Company estimates, the sale of real estate assets that are not active and/or that can easily be vacated without incurring significant expenses and for which the Company has no use after they are vacated, including real-estate assets that may be vacated and will become redundant following the migration to the NGN, insofar as such assets are sold, may generate capital gains for the Company which may, in aggregate over the coming years, reach significant amounts estimated at hundreds of millions of shekels (before tax). It should be emphasized that this estimate also relates to real estate assets where no concrete decision has yet been made to sell them, and there is no certainty regarding the timing of their sale (insofar as they are sold); the estimate is based on appraisals prepared for some of the assets, some of which are not final or current, as well as on internal estimates prepared by the Company (including with respect to assets that were not appraised at all); likewise, the sale of some of the assets may involve difficulties, including if there is no demand or there are various planning limitations, and at this stage the Company is unable to foresee the consideration that will be received when any of these real estate assets are actually sold or when they will be sold.

In view of the aforementioned, it should be emphasized that the Company's aforementioned estimates are forward-looking information, as defined in the Securities Law. These estimates are based, inter alia, on the Company's estimates with respect to the value of the real estate assets that it owns regarding their carrying value, subject to the aforementioned regarding the fact that the Company has no appraisals for some of the assets, or the appraisals in the Company's possession are out of date and the valuations are therefore based on the Company's internal estimates; and regarding the Company's inability to predict the consideration that may actually be paid for any assets sold (if and when they are sold); and on the Company's estimates regarding the volume of the real estate assets that may be vacated and become obsolete in coming years, making it possible to sell them based on Company policy, subject to the aforementioned concerning the fact that no concrete decision has yet been made to sell the assets that were taken into account in estimating the above amount, the list of relevant assets may change from time to time and the timing of their sale (if a decision is made to sell them) is uncertain. Consequently, the Company's estimates concerning capital gains (in aggregate and before tax) that may be generated in coming years from the disposal of real estate assets as noted above, may not materialize or may materialize in a materially different way from that foreseen, including should any of the Company's assumptions and estimates listed above in this clause fail to materialize or if they materialize only partially.

2.8	Intangible Assets

2.8.1	The Company's Domestic Carrier license

The Company operates under its Domestic Carrier license, which forms the basis for its activities in domestic fixed-line communications (for a description of the main points of the license, see Section 2.16.2).

Chapter A (Description of Company Operations) of the Periodic Report for 2013

2.8.2	Trademarks

The Company uses trademarks that characterize its services and products. At the date of publication of this periodic report, there are about 200 trademarks registered or in the process of being registered in the Company's name with the Registrar of Trademarks. The main trademarks of the Company are "Bezeq" – the name of the Company, and "B" – the Company's logo. The investment in advertising the trademarks is aimed at raising the level of exposure and awareness of the public to the trademarks and at generating differentiation and uniqueness for the Company, which will influence the customers' purchasing considerations and preference.

2.9	Human Capital

2.9.1	Organizational structure and headcount according to the organizational structure

The following chart shows the general organizational structure of the Company as of December 31, 2013:

On September 4, 2007, the Board of Directors of the Company resolved, pursuant to Section 50(a) to the Companies Law and Sections 119 and 121.1 to the Company's Articles of Association, that the authority of the CEO in all matters relating to corporations held directly or indirectly by the Company (Pelephone, Bezeq International, DBS, Walla, Bezeq on Line and Bezeq Zahav Holdings), would transfer to the Board of Directors, and the Board adopted resolutions accordingly. As a result, on matters relating to the subsidiaries the Deputy CEO and CFO report to the Board of Directors, while on the Company's activities as Domestic Carrier they report to the CEO of the Company.

2.9.2	Number of Company employees and employment frameworks

The number of Company employees as of December 31, 2013 was 6,479 (compared with 7,422 employees at the end of 2012). The decrease in the number of employees in 2013 compared to 2012 stems primarily from the improvement in processes and technological developments in the interface with the customers. 90% of the Company’s employees are employed under a collective agreement (out of which 52% are permanent employees and the remainder is not permanent). The remainder of the Company’s employees (10%) is employed under personal agreements, not under collective agreements.

Chapter A (Description of Company Operations) of the Periodic Report for 2013

For details about the special collective agreement of December 2006 and its amendment of December 2010, see Section 2.9.4.

2.9.3	Early-retirement plans

On April 25, 2013, the Company’s Board of Directors approved the early retirement of 51 employees in an early-retirement plan, at a total cost of NIS 50 million. In addition, on November 17, 2013, the Company’s Board of Directors approved an additional budget of NIS 50 million for the early retirement of 45 additional employees in the framework of an early-retirement plan. On the same date, the Board of Directors approved the early retirement of additional employees in a track of increased severance pay, in accordance with the Company’s needs.

In 2013, 86 permanent employees retired from the Company based on the early-retirement plan.

On this matter, see also Note 14 to the 2013 financial statements.

2.9.4	Characteristics of employment agreements in the Company

Labor relations in the Company are regulated in collective agreements between the Company and the representatives of Company employees and the New General Federation of Workers ("Histadrut"), and in personal agreements. Company employees are also subject to expansion provisions to certain general collective agreements such as cost-of-living increment agreements.

In December 2006, a special collective agreement was signed between the Company, the employee union and the Histadrut, regulating labor relations in the Company following transfer of control in the Company from the State to Ap.Sb.Ar. Holdings Ltd., setting a new organizational structure for the Company (see Section 2.9.1).

Under the agreement, all the agreements, arrangements and traditional behavior in the Company prior to execution of the agreement, including the mechanism for linkage of wages to the public sector, would continue to apply only to the veteran permanent employees of the Company to which the agreement would apply, subject to changes inserted specifically in the agreement. The hiring of existing and future temporary workers would be on the basis of monthly/hourly wage agreements based on a wage model according to occupation, with high managerial flexibility. The agreement sets out limitations on certain kinds of future organizational changes, and a mechanism of notification, negotiation and arbitration with the union in the event of organizational changes. The agreement also states that the Company can, at its discretion, terminate the employment of 245 permanent employees in each of the years 2009-2013.

Under the agreement, during the term of the agreement, two employee-directors will serve on the Board of Directors of the Company, who would be proposed by the union (subject to their approval by the Board of Directors and their election by the general meeting). The employee-directors are not entitled to payment for their service as directors, and will not participate in Board discussions of the terms of employment of senior employees.

On December 19, 2010, an amendment was made to the collective agreement, extending it until December 31, 2015 (with an option for extension to December 31, 2017). The main points of the amendment are the extension of the retirement arrangements under the collective agreement to December 31, 2016. Under these retirement arrangements, the Company may, at its discretion, terminate the employment of up to 245 permanent employees in each of the years, cumulatively, from 2010 until 2016.27 The agreement also defines the "New Permanent Employee", the terms of whose employment differ from those of a veteran permanent employee of the Company (under the collective agreement): this employee’s wage model will be according to the Company's wage policy and market wages; at the end of its employment in the Company, this employee is entitled to increased severance pay only (depending on the number of years of employment).

For details about other material agreements concerning labor relations, see Section 2.17.4.

27	The Company will be entitled to complete the retirement process also in 2017, if it is not completed during the above period.

Chapter A (Description of Company Operations) of the Periodic Report for 2013

2.9.5	Employee reward plans

For details about option plans for employees, see Note [24] to the 2013 financial statements.

2.9.6	Officers and senior management in the Company

On the date of publication of this periodic report, the Company has 11 directors, of whom three are external directors, one is an employee-director, and two are independent directors (who are not external directors) pursuant to Section 249B to the Companies Law. In addition, senior management has 11 members.

The members of senior management are employed under personal contracts which include, inter alia, pension coverage, payment of bonuses based on objectives, and advance notice months before retirement. The Company also allotted options for Company shares to the members of senior management, at its discretion (see Note 14 to the 2013 financial statements).

On July 25, 2013, the Company’s Board of Directors approved, following acceptance of the recommendation of the Company’s Compensation Committee, a remuneration policy for Company officers (the “Compensation Policy”). Thereafter, on September 3, 2013, the Remuneration Policy was also approved by the general meeting of the Company’s shareholders. The Remuneration Policy is detailed in the Company’s immediate report dated July 29, 2013 (convening a special general meeting), which is cited by way of reference, and includes a reference, inter alia, to parameters for evaluating the conditions of the remuneration, the fixed salary component (base salary (linked) of the CEO and Vice Presidents of significant subsidiaries which will not exceed NIS 2.5 million per year, the base salary of Deputy CEOs in the range of NIS 85,000 to NIS 100,000 per month, and of Vice Presidents in the range of NIS 40,000 to NIS 85,000 per month); additional accepted conditions, severance pay, retirement conditions and preservation grants, insurance and indemnity, and a variable component – a performance-dependent bonus for a total budget equivalent to 1% of the group’s EBIDTA.

On January 30, 2014 and March 5, 2014, the Company’s Board of Directors approved, after accepting the recommendation of the Company’s Compensation Committee, an addendum to the Remuneration Policy (the “Addendum”), which includes the addition of a capital component based on financial bonuses that derive from the increase in the value of the share (Phantom stock); the possibility to provide a special bonus to officers under specific conditions indicated in the Addendum; amendments to the threshold conditions for paying the annual bonus of the CEO and Vice Presidents of significant subsidiaries; and an amendment to the weight of the personal objectives components to determine the annual bonus of Vice Presidents. The Addendum will be submitted for the approval of the general meeting of the Company’s shareholders on March 19, 2014. The full conditions of the Addendum are specified in the Company’s immediate report dated March 5, 2014 (amended report of convening a special general meeting), which is cited by way of reference.

For additional information pertaining to the remuneration of officers, see Section 3 to the Board of Directors’ Report, Section 6 to Chapter 4 of this periodic report, and Note 27 to the 2013 financial statements.

2.10	Equipment and Suppliers

2.10.1	Equipment

The main equipment used by the Company includes exchanges, communication cabinets (MSAGs, Multi Service Access Nodes), copper cables, optical cables, transmission equipment, data communication systems and equipment, servers, Internet modems and routers. The Company purchases most of the equipment needed for its communications infrastructure from Israeli companies affiliated with international communications equipment manufacturers. Hardware and software are purchased from a number of main suppliers.

Chapter A (Description of Company Operations) of the Periodic Report for 2013

2.10.2	Percentage of purchases from main suppliers and form of agreement with them

With respect to Section 23 to the First Annex to the Securities (Details of a Prospectus and Draft Prospectus - Structure and Form) Regulations, the Company considers a "main supplier" to be a supplier that accounts for more than 5% of the volume of the Company's annual purchases, or that accounts for more than 10% of the volume of all the Company's purchases in a particular operating segment.

In 2013, the Company did not have suppliers from which the volume of purchases exceeded 5% of the Group's total annual purchasing, or suppliers from which the volume of purchases exceeded 10% of total purchasing in a particular segment of operation.

2.10.3	Dependence on suppliers

Most of the equipment purchased for data communication, switching, transmission and radio systems is unique, and over the years of its operation the possibility of obtaining support other than through the manufacturer is limited.

In the opinion of the Company, in view of the importance of manufacturer support for certain systems used by the Company, it could become dependent, in the area of metro transmission, on the Alcatel Group, represented in Israel by Alcatel Telecom Israel Ltd.; Dialogic Networks (Israel) Ltd., which supplies the Company with migration exchanges for linking operators to the Company's switching network; Comverse, which supplies the Company with switching exchanges for end customers on the NGN; in the area of access systems to the NGN of Adtran Holdings Ltd.; in the area of databases on Oracle; on EMC, which supplies the Company with hardware and backup, recovery and archiving solutions for systems and infrastructures; on VMware, which supplies the Company with infrastructure for the virtualization of its servers; and on ECI Telecom, which supplies the Company with systems for the transmission network that connects the Company's network and business customers.

Agreements with suppliers on which the Company may be dependent, as noted in this section, generally include a warranty period for a certain period of time and conditions specified in the agreements, followed by another period of maintenance or support. Where necessary, the Company may enter into an agreement with the supplier for the supply of support and/or maintenance services for an additional period. These agreements usually contain various forms of relief for the Company should the supplier breach the agreement. Such agreements with suppliers are usually long term.

2.11	Working Capital

For details about the Company’s working capital, see Section 1.4 to the Board of Directors’ report.

2.12	Investments

For information on investments in affiliates, see Note 10 to the 2013 financial statements, and see also Sections 2 and 3 to Chapter D to this periodic report.

2.13	Financing

2.13.1	Average and effective interest rates on loans

At 31 December 2013, the Company is not financed by any short-term credit (less than one year). The following table shows the distribution of long-term loans (including current maturities):

Chapter A (Description of Company Operations) of the Periodic Report for 2013

Loan term	Source of financing	Amount (NIS million)	Currency or linkage	Type of interest and change mechanism	Average interest rate	Effective interest rate	Interest range in 2013
Long-term loans	Banks	1,981	Unlinked NIS	Variable, based on prime rate*	2.47%	2.49%	2.47%-3.22%
	Banks	2,068	Unlinked NIS	Fixed	5.69%	5.75%	5.00%-6.85%
	Non-bank sources	615	Unlinked NIS	Variable, based on annual STL rate**	2.25%	2.34%	2.25%-3.258%
	Non-bank sources	1,729	Unlinked NIS	Fixed	5.92%	6.10%	5.70%-6.65%
	Non-bank sources***	3,015	CPI-linked NIS	Fixed	3.23%	3.3%	2.90%-5.95%

*	Prime interest rate as at March 2014 – 2.25%.

**	STL yield per year (1114) – 0.85% (average of the last five trading days of November 2013) for the interest period that ended on March 1, 2014.

***	Not including debentures (Series 5) held by a wholly-owned subsidiary.

For additional details about the Company’s loans, see Note 11 to the 2013 financial statements.

2.13.2	Limitations on borrowings

A.	Limitations included in the Company's loans

See Note 11 to the 2013 financial statements. At the date of the financial statements and the date of publication of this periodic report, the Company is in compliance with all the limitations applicable to it.

B.	Bank of Israel restrictions on a single borrower and group of borrowers

Directives of the Supervisor of Banks include restrictions on liability of a single borrower and of a group of borrowers towards the banks. Concerning these directives, the Company could be seen as part of one "group of borrowers" with the B Communications Group and its controlling shareholders. The directives of the Supervisor of Banks could, from time to time. affect the ability of banks to grant further credit to the Company. For details about the authorization to determine limitations on borrowings for a business company in the Concentration Law, see Section 1.6.3

2.13.3	Reportable credit

As of December 31, 2013, the Company’s reportable credit, in accordance with Legal Position 104-15 of the Securities Authority (Reportable Credit Event) (“Reportable Credit Guideline”) is as follows: Three loans from bank corporations as indicated in Note 11 to the 2013 financial statements, and Series 5 to Series 8 debentures of the Company, as indicated in Note 11 to the 2013 financial statements and in Section 7 to the Board of Directors’ report.

2.13.4	Credit received during the reporting period

For details about debentures (Series 6 and 7) issued by the Company in private issues to classified investors in the form of an expansion of the series in the reporting period, see Section 7 to the Board of Directors’ report.

2.13.5	Company debentures

For details about the debentures issued by the Company, see Notes 11.1 and 11.2 to the 2013 financial statements, and Section 7 to the Board of Directors’ report.

2.13.6	Credit rating

Company debentures are rated with an il/AA rating by S&P Maalot Ltd., and with an Aa2 rating by Midroog Ltd.

Chapter A (Description of Company Operations) of the Periodic Report for 2013

For details about the history of Company ratings, see the reports dated November 17, 2013 and November 19, 2013.

2.13.7	Company assessment for raising financing and possible sources in 2014

During 2014, the Company expects to repay NIS 1,330 million on account of loan principal and interest (including debentures).

From time to time, the Company raises funds for financing its cash flow, and it may also raise funds during 2014. The financing options at the disposal of the Company are to raise debt by means of new bank loans from bank corporations and/or by means of private or traded debt.

2.13.8	Charges and guarantees

For information about charges and guarantees of the Company, see Note 17 to the 2013 financial statements.

2.14	Taxation

For information about taxation, see Note 6 to the 2013 financial statements.

2.15	Environmental Risks and their Management

2.15.1	General

Some of the Company's facilities, such as broadcasting facilities, wireless communications facilities or high-voltage facilities28 are sources of electromagnetic radiation which are included in the definition of "Sources of Radiation" in the Non-Ionizing Radiation Law.

2.15.2	Non-Ionizing Radiation Law

The law regulates the handling of Sources of Radiation, their erection, operation and supervision. The law provides, inter alia, that the erection and operation of a Source of Radiation and the provision of a radiation measurement service require a permit; sets penal provisions and severe responsibility of a company, employees and officers; imposes recording and reporting obligations on a permit-holder, and grants supervisory powers mainly to the Supervisor of Non-ionizing Radiation at the Ministry of Environmental Protection ("the Supervisor"), including for the matter of the terms of the permit, cancellation of the permit and removal of a Source of Radiation.

The Company obtained operating permits from the Supervisor for the communication facilities and broadcasting sites it operates. Furthermore, the Company prepared an outline for obtaining radiation permits for high-voltage facilities, further to the meeting held recently with the Supervisor at the Ministry of Environmental Protection about radiation from the electricity network. In accordance with the outline, there are 22 sites with high-voltage facilities for which the Company began the proceedings to obtain a radiation permit. The treatment is expected to be completed towards the end of the first quarter of 2014.

It is noted that the Commissioner requires building permits as a condition for the continued validity of the operating permits for communications facilities (including broadcasting facilities) he granted, as well as the fulfillment of additional conditions, inter alia, concerning wireless access installations which have category approval granted to the Company by the Supervisor. See also Section 2.16.10.

The law includes a punitive chapter under which, inter alia, the construction or operation of a source of radiation in contravention of the provisions of the permit and the construction or operation of a source of radiation without a permit, after having been warned in writing by the Commissioner, are strict liability offenses.

28
The erection of high-voltage facilities (transformers) in Company sites is aimed at providing energy for use by the Company’s facilities. The establishment and operation of these facilities require an erection permit, as well as an operation permit in accordance with the Non-Ionizing Radiation Law.

Chapter A (Description of Company Operations) of the Periodic Report for 2013

2.15.3	Permits

On the permits for broadcasting facilities required under the Planning and Construction Law, see Section 2.16.10. In respect of the high-voltage facilities, radiation permits have not yet been received, but all facilities are in the process of obtaining a permit.

2.15.4	Claims

On claims related to alleged ostensible radiation from the Hillel broadcasting station, see Section 2.18.C. It is noted that the Company's third-party liability insurance does not currently cover damages in respect of electromagnetic radiation.

2.15.5	Company policy for radiation risk management

The Company applies a work procedure for the erection, operation and measurement of sources of non-ionizing radiation, and an appropriate compliance procedure that was approved by its Board of Directors. The Company has assigned an officer to oversee implementation of the compliance procedure. Periodic reports on the status of Sources of Radiation are submitted to the CEO and to the Board of Directors.

2.16	Restrictions and Control of the Company's Operations

The Company is subject to systems of laws that regulate and limit its business activities. The main body overseeing the Company's activities as a communications company is the Ministry of Communication.

2.16.1	Control of Company tariffs

The Company's tariffs are subject to the arrangements in Sections 15 to 17 of the Communications Law and to the terms of the Company's license.

A.
Pursuant to the provisions of the Communications Law (including amendments to the law pursuant to the provisions of the 2013 Arrangements Law), the Minister of Communications is entitled to determine, with the approval of the Minister of Finance, payments, maximum payments or minimum payments for services from a license holder (see Section 1.6.3A). The payment can be determined, inter alia, based on (1) The cost, according to the calculation method instructed by the Minister plus a reasonable profit; or (2) Reference points deriving from each other: payment for services provided by the license holder; payment for comparative services; payments in other countries for said services. ( see Section 1.6.3A).

The Gronau Commission's report on the rules of competition in the communications industry, and a letter from the Minister of Communications dated August 13, 2008 adopting the report (with some changes) ("Gronau Report”), stipulated that as long as the Group's market share remains higher than 60%, control of the Company's prices will continue in the format of mandatory price fixing. The competition expansion policy document stipulated that within six months of publication of the Shelf Offering (for the sale of wholesale services), the Minister will take action to change the method of oversight of the Company's prices so that prices will be controlled by the setting of a maximum price (see Section 1.6.3A).

B.
Tariffs fixed in regulations - The tariffs for the Company’s controlled services (telephony and others) which are stipulated in the regulations, were updated in accordance with a linkage formula less an efficiency factor, as provided in the regulations, so that on average, the Company's controlled tariffs erode in real terms. It is noted that in the last two years, the tariffs pursuant to the provisions of the regulations have not been updated and the date of the update has been postponed. In accordance with the provisions of the regulations, the postponement will be taken into consideration in the next update.

C.
The Minister of Communications is authorized (pursuant to the provisions of Section 5 to the Law) to determine payments for interconnect charges for the use by a license holder of the telecommunication facilities of another license holder, and to provide instructions thereof (including relative to additional arrangements), inter alia, based on the aforementioned parameters.

Chapter A (Description of Company Operations) of the Periodic Report for 2013

D.
Alternative payment packages - If tariffs that are neither maximum nor minimum are determined for supervised services, the license holder is entitled to offer an alternative payments package for a bundle of telecommunication services at fixed payments as aforementioned, provided that the Ministers of Communications and Finance do not oppose the package or approved it on the dates determined by the law. The Gronau report states that an alternative payment package will be approved only if it is worthwhile for 30% or more of subscribers who consume the services offered in the package, and that the smaller the market share of the Group in fixed-line telephony is, the higher the maximum discount rate permitted in an alternative payment package will be.29

If maximum or minimum payments are determined pursuant to the provisions of Sections 5 or 15, for communication services provided to another license holder, the license holder is entitled to offer to any other license holder, indiscriminately, an alternative payments package for the bundle of services at maximum or minimum payments, and services as aforementioned together with services for which payment has not been determined pursuant to the provisions of Sections 5 or 15 to the Law, provided the Ministers are not opposed or if they approved the package.

E.
The license holder is entitled to request a reasonable payment for a service for which a payment is not determined pursuant to Sections 5 or 15, or for which a maximum or minimum payment has been determined. The Minister is entitled to instruct the license holder to notify the Minister about the payment the license holder intends to request as aforementioned, and of any change in the payment prior to the provision of the service or change. If the Minister of Communications determines that the license holder intends to request a payment that is not reasonable, or a payment that raises suspicion of harming competition, the Minister is entitled to instruct (for a period not exceeding one year) as follows: to issue the payment that will be requested for the service by the license holder or for another service, or to separate the payment for the service from the payment for the bundle of services. The evaluation by the Minister whether the payment is not reasonable can be made, inter alia, in accordance with the parameters indicated in Subsection A (2) hereinabove, and the Minister if entitled to assess the payment based on the provisions indicated in Subsection A (1) hereinabove.

F.
The control of the Company's tariffs has a number of implications – the Company's tariffs are subject to regulatory intervention (even if they are not determined in the regulations or in alternative payment packages), and from time to time, the Company is exposed to significant changes in its tariff structure and tariff levels. The review mechanism for the controlled tariffs, as defined in the authorizing legislation and the regulations, results in a real average erosion of the tariffs over the years. Control of the tariffs creates or could create difficulties for the Company in providing an appropriate and competitive response to changes in the market and in offers of competitive prices at short notice. Furthermore, the restrictions on granting discounts on tariffs limit the Company in participation in certain tenders. In accordance with the aforementioned, there may be changes to the supervision mechanism, determination of maximum prices and determination of wholesale prices.

2.16.2	The Company's Domestic Carrier license

The Company operates, inter alia, under the Domestic Carrier license30. The following are the main topics covered in the license:

A.	Scope of the license, the services the Company must provide, and the obligation to provide universal service

The Company is required to provide its services to all on equal terms for each type of service, irrespective of the location or unique cost. The license is unlimited in time; the Minister may modify or cancel the license or make it contingent; the license and any part of it cannot be transferred, no charge can be imposed on it, nor can it be subject to attachment.

29	Maximum discount rate of 25% when the Group's market share is between 75% and 85%, and 40% when the market share is between 60% and 75%.
30	A copy of a Domestic Carrier license is published on the Ministry of Communications website at www.moc.gov.il

Chapter A (Description of Company Operations) of the Periodic Report for 2013

B.	Principles of structural separation

For a general description of the structural separation applicable to the Company, see Section 1.6.2.A.

C.	Tariffs

The Company provides a service or package of services for which no tariff is set under Section 15 of the Communications Law, at a reasonable price and offers them to all, without discrimination and at a uniform tariff. See also Section 2.16.1.

D.	Marketing joint service bundles

In respect of the amendment to the Domestic Carrier license in a way that enables the Company to request to market joint service bundles subject to limitations, see Section 1.6.2.B.

E.	Operations of Company networks and service standards

The Company is required to maintain and operate the network and provide its services at all times, including at times of emergency, in an orderly and proper manner commensurate with the technical requirements and the nature of the service, and to work towards improving its services. The license includes an appendix, “Service Standards for the Subscriber”, which is to be amended after the Company provides the Ministry with data. The Company submitted to the Ministry its proposal for amendment of the appendix, adapting it to the current state of affairs and the licenses of other operators, but the amendment has not yet been made.

F.	Interconnect and use

Provisions are stated for the duty of interconnect to another public switching network and the option of use by another license-holder; a duty to provide infrastructure services to another license-holder on reasonable and equal terms is also provided, as well as refraining from preferring a license-holder that is a company with an interest.

G.	Security arrangements

Provisions have been made for the operation of the Company's network in times of emergency, including the obligation to operate it in a manner that prevents its collapse in emergencies.

The Company is required to provide telecommunications services and set up and maintain the terminal equipment infrastructure for the security forces in Israel and abroad, as provided in its agreements with the security forces. Furthermore, the Company provides special services to the security forces. The Company will take action to ensure that each purchase and installation of hardware in its telecommunications installations, except for terminal equipment, will be made in full compliance with instructions given to the Company according to Section 13 of the Communications Law.

The Company is required to appoint a security officer and to comply fully with the security instructions contained in the appendix to the license.

H.	Supervision and reporting

Extensive reporting duties to the Ministry of Communications are imposed on the Company. In addition, the Director General of the Ministry of Communications is granted the authority to enter facilities and offices used by the Company and to seize documents.

I.	Miscellaneous

1.
The Domestic Carrier license includes limitations on the acquisition, maintenance and transfer of means of control pursuant to the Communications Order (see Section 2.16.3), as well as on cross-ownership, which are mainly a ban on cross-holding by entities with an interest in a another material Domestic Carrier31 as noted in the license, and limitations on a cross-holding by entities with Domestic Carrier licenses or general licenses in the same segment of operation.

31	A Domestic Carrier with a market share of 25% or more.

Chapter A (Description of Company Operations) of the Periodic Report for 2013

2.
The Company submitted to the Director General a bank guarantee in the amount of USD 10 million for securing fulfillment of the terms of the license and for indemnifying the State for any loss it incurs due to their violation by the Company.

3.	The Director General at the Ministry of Communications is authorized to impose a monetary sanction for violation of any of the terms of the license (on this matter, see also Section 1.6.3.G).

4.
During a calendar year, the Company may invest up to 25% of its annual income in activities not intended for providing its services (the incomes of the subsidiaries are not considered Company income for this purpose).

For details about the document about the policy on extending competition, see Section 1.6.3.A.

2.16.3	The Communications Order

The Company was declared a provider of telecommunications services under the Communications Order. By power of that declaration, the Company is required to provide certain types of services and may not cease them or reduce them. Among these services are basic telephone service, infrastructure service, transmission service, data communication service including interconnect, and other services listed in the schedule to the Order.

The main provisions of the Communications Order are these:

A.
Limitations on the transfer and acquisition of means of control in a company, which include a ban on holding 5% or more of means of control of a certain kind without the prior written approval of the Prime Minister and the Minister of Communications ("the Ministers").

B.
Transfer or acquisition of control in a company requires the approval of the Ministers ("Control Permit"). The Control Permit will lay down the minimum holding percentage in each of the means of control in the Company by the holder of the Control Permit32, where a transfer of shares or an issuance of shares by a company, as a result of which the percentage of the holding of the Control Permit holder will fall below the minimum percentage, is prohibited without the prior approval of the Ministers, subject to permitted exceptions (among them – an issuance to the public under a prospectus, or sale or private placement to institutional investors).

C.
Holdings not approved as aforesaid will be considered "exceptional holdings", and the Order states that exercise of a right by power of exceptional holdings will not be valid. The Order also contains provisions authorizing the Ministers and the company to apply to the courts with an application for the enforced sale of exceptional holdings.

D.	A duty to report to the Ministers upon demand is imposed on the Company, on any information on matters relating to provision of an essential service.

E.
At least 75% of the members of the Board of Directors of the Company must be Israeli citizens and residents who have security clearance and security compatibility as determined by the General Security Service. The Chairman of the Board, the external directors, the CEO, the Deputy CEO and other office-holders in the Company as listed in the Order, must be Israeli citizens and residents and have security clearance appropriate to their functions.

F.
"Israeli" requirements were stipulated for the controlling shareholder in the Company: for an individual – he is an Israeli Entity (as defined in the Order); for a corporation – it is incorporated in Israel, the center of its business is in Israel, and an Israeli Entity holds at least 19% of the means of control in it.

G.
The approval of the Ministers is required for granting rights in certain assets of the Company (switches, cable network, transmission network and databases and banks). In addition, grant of rights in means of control in subsidiaries of the Company, including allotment of more than 25% of the shares in the subsidiary, requires the approval of the Ministers.

32
As noted in Section 1.6.5, at the date of publication of this periodic report, the minimum rate of holding in the Control Permit of B Communications Group is 30%. In respect of a time-restricted approval for falling below the Minimum Percentage to 29% due to exercise of options, see Footnote 17

Chapter A (Description of Company Operations) of the Periodic Report for 2013

H.
Certain actions of the Company require the approval of the Minister of Communications, among them voluntary liquidation, a settlement or arrangement between the Company and its creditors, a change or reorganization of the structure of the Company, a merger and split of the Company.

2.16.4	Royalties

For details about the duty to pay royalties applicable to license holders pursuant to the provisions of the Communications Law, see Section 1.6.3.B.

2.16.5	Authority with respect to real estate

Pursuant to the provisions of Section 4(F) of the Communications Law, the Minister of Communications granted the Company certain powers in connection with real estate, as set out in Chapter Six of the Law.

The law distinguishes between land owned by the State, the Development Authority, the Jewish National Fund, a local authority or a corporation lawfully established and owned by one of them, and a road ("Public Land"), and other land ("Private Land"). With regard to Public Land, the Company and any person authorized by it, can enter and perform work there, provided that approval for deployment of the network has been granted by the local Planning and Construction Committee.

Under the provisions of the Telecommunications (Installation, Operation and Maintenance) Regulations, 1985, if the Company is of the opinion that providing a telecommunications service to an applicant requires the installation of a telecommunications device for transmission or switching on the applicant's premises (or in shared premises or common property), the Company is permitted to request that the applicant, as a prerequisite for providing the requested service, allocate a suitable place on the premises for installation of the device, for the sole use of the Company, and it may use the device to provide service to other applicants also.

Deployment of a network on Private Land requires the consent of the landowner, the lessee in perpetuity or the protected tenant, as the case may be.

Pursuant to the provisions of the Planning and Construction (application for a permit, its terms and fees) Regulations, 2010, an applicant for a permit to erect a residential building has a duty to install infrastructures for telephone, radio, television and Internet services so that the customer can choose whichever provider it prefers. In commercial buildings, if preparations for communications are installed, an underground infrastructure must be laid. At the same time, the Company's license was amended (as were the licenses of HOT Telecom and DBS), so that if the Company uses the internal wiring for providing its services, it is obliged to provide maintenance services for that internal wiring (the portion of the access network installed in residences and in apartments, and which is aimed to be used by those residences only), installed by the permit’s applicant, without this granting it any proprietary rights in the internal wiring.

2.16.6	Immunities and exceptions to liability

The Minister of Communications granted the Company certain immunities from liability for damages listed in Chapter Nine of the Communications Law, in accordance with his authority to grant immunity to a general license-holder.

In addition, Section 13 of the law contains exceptions to criminal and civil liability for an act done in fulfillment of a directive to provide services to the security forces in that section.

2.16.7	Regulations and rules under the Communications Law

At of the date of publication of this periodic report, regulations in three additional and important areas apply to the Company: (1) Cessation, delay or limitation of telecommunications actions and services; (2) Installation, operation and maintenance; (3) Ways of overseeing the actions of the license-holder. In addition, the Company established, by the Ministers approval, rules as per the Company's services to its subscribers.

Chapter A (Description of Company Operations) of the Periodic Report for 2013

2.16.8	Antitrust laws

A.	The Antitrust Commissioner (in this section – "the Commissioner") declared the Company a monopoly in the following areas:

1.	Basic telephone services, provision of communications infrastructure services, and transfer and transmission of broadcasting services to the public.33

2.	Provision of high-speed access services through the access network to the subscriber. 34

3.	Provision of high-speed access services for ISPs through a central public telecommunications network.

The Commissioner's declaration of the Company as a monopoly constitutes prima facie evidence of its content in any legal proceeding, including criminal proceedings.

B.
The Company has adopted an internal compliance procedure containing internal rules, guidelines and an internal reporting and control system, the purpose of which is to ensure that the activities of the Company and its employees are carried out in accordance with the provisions of the Antitrust Law.

C.
In respect of the limitations on the Company’s control of DBS and the publication of the draft conditions whereby the Antitrust Authority considers the approval of the merger between the Company and DBS, see Section 1.1.2.

D.
As part of the approval of the merger of the Company and Pelephone on August 26, 2004, restrictive terms were imposed, mainly prohibiting discrimination in favor of Pelephone in the supply of a product in which the Company is a monopoly, prohibiting the bundling of the supply of certain products by any of the companies when purchasing products or services from the other, and limitations on certain joint activities. On October 10, 2010, these terms were amended, removing some of those relating to joint marketing.

E.
On September 12, 2010, the merger of Walla and the Company was approved following the Company's acquisition of Walla shares, on terms that restrict discrimination in favor of Walla vis-à-vis its competitors.

F.
On October 11, 2011, the Antitrust Authority informed the Company that the Commissioner was considering issuing a ruling in accordance with his powers under Section 43(A)(5) of the Antitrust Law, that the Company had abused its position in contravention of the provisions of Section 29A of the Antitrust Law. The notice stated that the Commissioner is considering stipulating that the Company refused to provide transmission services for the provision of telephony and Internet services to Cellcom and Partner. The Commissioner's notice further states that before making his decision, the Company is given the opportunity to present its case in writing. It should be noted that as of October 2010, in accordance with the decision of the Ministry of Communications, the Company provides infrastructure and transmission services to both Cellcom and Partner.

G.
On February 11, 2013, the Antitrust Authority informed the Company that the Commissioner was considering issuing a ruling under his powers pursuant to Section 43(A)(5) of the Antitrust Law, to the effect that the Company had abused its position in contravention of the provisions of Section 29A of the Antitrust Law in that it had adopted a prohibited practice of margin squeeze or price squeeze in connection with a campaign in which it had offered new subscribers a fixed telephone line plus 200 minutes of free calls to fixed line destinations for NIS 19.90 a month. The Commissioner contends that given that the internet access infrastructure service is a critical input for the supply of internet-based telephony services, then the price set by the Company places competitors who wish to offer this service at a disadvantage, as the price of the critical input for supply of the service (NIS 25 for an NDSL internet line only) is higher than the price of the final service which the Company offered its customers. On May 9, 2013, the Company presented its position during the hearing. In accordance with the Company’s position, it behaved lawfully and with the Ministry of Communications’ approval, and there is no room to publish the determination under consideration.

33	Declaration of July 30, 1995.
34	On November 10, 2004, the Commissioner split the declaration of December 11, 2000 on Internet access infrastructure into two separate declarations (Declarations 2 and 3).

Chapter A (Description of Company Operations) of the Periodic Report for 2013

2.16.9	The Telegraph Ordinance

The Telegraph Ordinance regulates the use of the electromagnetic spectrum, and applies, inter alia, to the Company’s use of radio frequencies as part of its infrastructure. The set-up and operation of a system that uses radio frequencies is subject, under the Telegraph Ordinance, to grant of a license, and the use of radio frequencies is subject to the designation and allocation of a suitable frequency. The Telegraph Ordinance imposes license fees and fees for the designation and allocation of frequencies.

The Government deals with the shortage of radio frequencies for public use in Israel (among other reasons, due to the allocation of a large number of frequencies for security purposes), by limiting the number of licenses granted for the use of frequencies on the one hand, and by increasing the fees payable for allocation of frequencies, on the other.

2.16.10	Setting up communications facilities

A.	General

The National Outline Plan for communications, NOP 36 (within the Green Line) and NOP 56 (in the Administered Territories), were designed to regulate the deployment and manner of set-up of communication facilities in a way that would ensure coverage for transmitting and receiving radio, television and wireless communications, while avoiding radiation hazards and minimizing the damage to the environment and the landscape, and also to simplify and increase the efficiency of the processes involved in setting up the facilities.

The classification of the facilities according to their technical variables and physical dimensions, which affect the determination of safety ranges for protection against the effects of radiation and the extent to which they protrude on the landscape, determine which facilities will be included in Part A of the Plan and which in Part B of the Plan.

The Company has erected and is erecting broadcasting facilities and wireless communication facilities for providing broadcasting services to the Company’s customers, and uses wireless facilities, mainly for providing services to areas that are not connected to the fixed-line communications infrastructure (remote areas or new towns).

B.	NOP 36A

1.	Part A of NOP 36 deals with guidelines for erecting small and miniature broadcasting installations.

2.
The Company has obtained building permits for most of the small broadcasting installations in accordance with NOP 36A. From time to time, a need arises to add broadcasting installations which require that building permits be obtained in accordance with NOP 36A.

3.
Given the exemption granted under the orders of the Planning and Construction Law and of the Communications Law, the Company believes that it is not obliged to obtain building permits for miniature broadcasting installations, which are “wireless access facilities” under those laws.

4.
In January 2008, the Planning Administration issued a draft amendment to NOP 36A (NOP 36/A/1), with the aim of changing the guidelines for the licensing of small and miniature broadcasting installations. The draft cancels the definition of a miniature broadcasting installation and changes the definition of a small broadcasting installation. In addition, different licensing tracks are defined (fast and standard), depending on the location and the public safety range of each installation. In these tracks, indemnification arrangements (of differing amounts) are set for claims for compensation under Section 197 of the Planning and Construction Law.

The change of definition of small broadcasting installations and large broadcasting installations, presents practical difficulties which could impede the Company's ability to provide the public with some of the services it is required by law to provide.

Chapter A (Description of Company Operations) of the Periodic Report for 2013

NOP 36/A/1 has not yet been approved by the government, and there is no certainty as to the final text that will be approved.

C.	NOP 36B

Part B of NOP 36 contains guidelines for setting up large broadcasting facilities. In the January 2008 draft plan (which was presented to the government for approval in August 2010), the definition of a large broadcasting facility was changed so that the licensing of broadcasting facilities which prior to the proposed amendment were classified as large, would be according to NOP 36/A/1 (if and when approved), which does not include transition provisions for an abridged licensing proceeding. The change in definition for small and large broadcasting facilities presents practical difficulties which could impede the Company's ability to provide the public with the services it is required by law to provide.

The January 2008 draft contains a transition provision which is expected to allow grant of a license for existing broadcasting installations even if they do not meet the requirements of NOP 36B, subject to certain terms and restrictions, provided that they are in compliance with the safety restrictions described in the Plan. The January 2008 draft also proposes to include a provision requiring the license applicant (including for existing sites) to provide the local committee with a deed of indemnity for compensation under Section 197 of the Planning and Construction Law, if a court rules against the committee.

NOP 36B has not yet been approved by the government and there is no certainty as to the final text that will be approved.

The Company's assessments concerning the effect of the amendments to NOP 36 (Parts A and B) on the Company's operations and performance are forward-looking information. These assessments may not materialize, or may materialize significantly differently than foreseen, in part depending on the final text of the relevant NOP 36. As mentioned above, at this stage, before publication of the final text of the NOP, the Company is unable to estimate the full impact of the amendments on the Company.

D.	In respect of radiation permits for communications and broadcasting facilities, see Section 2.15

E.	NOP 56 – Communications facilities in the Administered Territories

NOP 56 came into force in June 2008, and regulates the manner of erection and licensing of communications facilities in the Administered Territories. The Plan contains transition provisions for facilities erected with a permit for small installations.

The Plan also includes a requirement for production of a communications license and receipt of the consent of the Commissioner of Government Property at the Civil Administration.

The Company has arranged the licensing for 76 installations in the Administered Territories, and is in the process of licensing five additional installations in the Administered Territories.

2.17	Substantial Agreements

The following is a brief description of substantial agreements outside the normal course of the Company's business, which were signed in the reporting period and/or which are in force.

2.17.1	Agreements relating to debentures (Series 5, 6, 7 and 8) issued by the Company - for details, see Note 11 to the 2013 financial statements and Section 7 to the Board of Directors’ report.

2.17.2	Real estate

A.	Asset transfer agreement between the Company and the State, January 31, 1984

An agreement between the State and the Company, under which the Company was granted the State's rights in assets which the Ministry of Communications used for providing telecommunication services, and the Company assumes the rights of the State in those assets and for the obligations and liabilities relating to those rights immediately prior to implementation of the agreement. Moreover, under this agreement, the State's rights, powers, obligations and duties, as well as the contracts and transactions that were in force for telecommunications services immediately prior to application of the agreement, were transferred to the Company.

Chapter A (Description of Company Operations) of the Periodic Report for 2013

B.	Settlement agreement dated May 15, 2003 between the Company and the State and Israel Lands Administration, in the matter of rights relating to real estate

See Section 2.7.4C.

C.	Agreement between the Company and the Postal Authority dated June 30, 2004

An agreement between the Company and the Postal Authority to define and regulate the rights of the Company and the Postal Authority in their joint assets. The agreement listed the joint assets and defined the part of each party in them. It was determined that each of the parties shall have exclusive rights in its parts, except for the matter of rights in common property, building rights or rights for which there is an explicit other determination. The agreement determines, among other things, a mechanism of right of refusal if a party wishes to make a sale transaction and a priority right for a rental transaction. For a number of additional properties, the party with exclusive rights in them, in whole, will be one named party.

2.17.3	Sundry agreements with DBS and its other shareholders

See Section 5.18.4.

2.17.4	Employment agreements

A.
A comprehensive pension agreement dated September 21, 1989, between the Company, the Histadrut and the joint representation of workers committees, and Makefet Fund – Center for Pension and Compensation Cooperative Association Ltd, provides a full and autonomous arrangement in everything relating to the pension insurance of Company employees. The agreement applies to all transferred employees (who were transferred from the Ministry of Communications to the Company), to all of the members of the cumulative pension fund who are employed by the Company on the date of execution of the pension agreement, and to all of the permanent and temporary employees of the Company, with the exception of special employee groups (students, employees under personal contracts or employees working according to another, alternative arrangement).

B.
Special collective agreement for early retirement dated November 23, 1997, as amended and extended on September 4, 2000, March 18, 2004, April 17, 2005 and June 28, 2005, between the Company, the Histadrut and the Union.

A collective agreement for early retirement of employees in a pension track and an increased compensation track, under which Company employees retired in the past. The agreement of December 2006, which is mentioned in Subsection F below, is based, inter alia, on this agreement. For information on this matter and on the matter of early retirement, see Note 14 to the 2013 financial statements.

C.	Agreement to affirm rights dated September 4, 2000 between the Company, the Histadrut and the Union.

A special collective agreement relating, inter alia, to affirmation of the rights of the transferred employees (who were transferred from the Ministry of Communications to the Company). This agreement affirms the rights of the transferred employees to any pension right to which they were entitled by power of their being former civil servants, under the Company’s pension agreement, adopted by the Company as part of its pension agreement. Under this agreement, these rights become "personal rights" which cannot be cancelled except by a waiver of personal rights under law (in other words, by personal waiver by the employee himself or herself).

D.	Generation 2000 agreement dated January 11, 2001 between the Company, the Histadrut and the Union

Following an amendment in July 2000 to the Hiring of Workers by Human Resource Contractors (Amendment) Law, 2000, a special collective bargaining agreement was signed on January 11, 2001 for hiring new employees and stipulating the terms of their salaries. The agreement applies to new employees and to employees who were previously employed at the Company through human resource companies, in positions listed in the appendix to the agreement (customer service representatives at call centers, administrative workers, typists, warehouse employees, secretaries, mail sorters and distributors etc., and similar administrative workers such as porters, drivers, forklift operators and others). Under the special collective agreement of December 2006, it was agreed that the Generation 2000 agreement would not apply to such employees who were hired by the Company after July 1, 2006. It was also agreed to insert minor amendments into the terms of employment of workers hired under the Generation 2000 agreement.

Chapter A (Description of Company Operations) of the Periodic Report for 2013

E.	Agreements with alternative entities that replaced the Makefet Fund in everything relating to early retirement arrangements of Company employees

On April 17, 2005 a special collective agreement was signed between the Company, the Union and the Histadrut, concerning an arrangement with a replacement for the Makefet Fund for all matters relating to early retirement arrangements for Company employees.

Subsequently, in 2005 the Company entered into an agreement with Harel Insurance Company Ltd., regulating pension payments in respect of early retirement and provisions for old-age and survivor pensions, for employees who retired from the Company in accordance with the September 2000 special collective agreement for retirement as amended on March 18, 2004 and April 17, 2005. The period of this agreement ended at the end of 2013, and the Company is currently in the process of entering into a new agreement with another insurance company. Accordingly, on February 12, 2014, a new special collective agreement was signed between the Company, the Union and the Histadrut in respect of the continuation of such pension payments through another insurance company.

F.	Special collective agreement from December 2006 and its amendment of December 2010 See Section 2.9.4

2.17.5	Management agreement

For details about the updated agreement between the Company and Eurocom Communications Ltd., under which the Company is granted regular management and advisory services in consideration of NIS 5.524 million per year, see the immediate report dated May 7, 2013, and the amending report dated June 10, 2013 (convening a special general meeting), which is cited by way of reference.

Chapter A (Description of Company Operations) of the Periodic Report for 2013

2.18	Legal Proceedings

The Company's reporting policy is based on qualitative and quantitative considerations. The Company decided that the bar of quantitative materiality would be events affecting the Company's net profit by 5% or more according to the latest annual consolidated financial statements. Accordingly, this section describes legal proceedings for NIS 120 million or more 35, which account for approximately 5% of the pretax profit according to the 2013 financial statements (approximately NIS 90 million of the net profit), and legal proceedings in which the amount claimed is not stated in the statement of claim, except in the case of a claim which, prima facie, does not reach the above amount bar (and all unless the Company believes the claim has other aspects and/or implications beyond its monetary amount). In respect of class actions, it should be carefully noted that filing class action suits in Israel does not incur payment of fees that derive from the amount of the claim. Therefore, the amounts of the claim in this type of claims may be significantly higher than the true extent of exposure for such claims

35
For reviewing claim amounts vis-à-vis this bar, the amounts were linked to the CPI. The amounts noted in this section are the original amounts (without linkage differentials). On the matter of the bar, where similar proceedings take place against a number of companies in the Group, the amount of the claim might be reviewed cumulatively in respect of all the proceedings together. In addition, it is clarified that if certain proceedings relate largely to the same legal or factual issues, or it is known that such issues are reviewed or considered together, then for setting the bar of quantitative materiality as noted in these sections, the amount involved was examined in all those proceedings together.

Chapter A (Description of Company Operations) of the Periodic Report for 2013

Pending proceedings

	Date	Parties*	Instance	Type of Proceeding	Description	Original Amount of the Claim (NIS in million)
A	February 2002**	The Histadrut (on behalf of all Company employees) vs. the Company	National Labor Court	Appeal to the sentence of the District Court (Jerusalem) (by both the Histadrut and the Company).
Claim to recognize the on-call fee component as part of the hourly fee for calculating overtime and redemption of annual vacation pay.
In November 2012, the court approved the claim, and the State and the Company appealed the ruling at the National Labor Court. An appeal was also filed by the Histadrut in respect of the limitation period determined
***
B	2003	The Company vs. the Makefet Fund	District Labor Court (Tel Aviv)	Claim for compensation in respect of breach of agreement	The Company claims compensation in respect of breach of agreement between the Company and the Makefet Fund in the matter of calculation of the cost of early retirement of employees who were transferred to the Company from the Ministry of Communications.	280
C	1. May 2005 2. December 2012	Individuals vs. the State of Israel, Israel Broadcast Authority and the Company Individuals vs. the State of Israel, the Israel Broadcast Authority and the Company	District Court (Tel Aviv) District Court (Center)	Damages claims - Hillel Station Damage to property and finances claim Body injuries claim
Claim for damage to property and finances and physical injury, caused, according to the claim, as a result of prohibited radiation from the Hillel broadcasting station.
It should be noted that at the end of 2013, the Company discontinued its broadcasts from the station as requested by the State and the Israel Broadcast Authority, and from that date the site is no longer used for broadcasting.

The court ruled that the statute of limitations applies to part of the periods included in the claim.

In July 2013, the court dismissed in limine (due to the statute of limitations), 21 out of 31 of the claims included in the claim, but in October 2013 the ruling was appealed.
Approximately 23 ***
D	November 2006 February 2011	Customer vs. the Company Customer vs. the Company (the same plaintiff as in the previous row)	District Court (Tel Aviv) District Court (Center)	Monetary claim, including a request to recognize it as a class action Monetary claim, including a request to recognize it as a class action
It was argued that the Company illegally charged money upon disconnection due to failure to make payments.

Request to return payment for “ancillary services” for the period when the line was disconnected (this claim is linked to the claim in this row, and was filed by the same plaintiff). On March 28, 2012, the court dismissed both the request and the claim in limine. On May 8, 2012, the plaintiff filed an appeal. However, on February 26, 2014, the plaintiff renounced the appeal, thus ending the proceedings.
189 44

Chapter A (Description of Company Operations) of the Periodic Report for 2013

	Date	Parties*	Instance	Type of Proceeding	Description	Original Amount of the Claim (NIS in million)
E	February 2012	Claim against the Company, Pelephone and two other additional cellular companies	District Court (Jerusalem)	Action and request to approve it as a class action	The plaintiffs alleged that the Respondents do not offer the handicapped members of the public accessible handsets and services in a fitting manner, and that they are therefore in breach of the law and the regulations. In January 2014, a decision was reached with the consent of the parties whereby the claim will be discussed together with another claim on the same matter, which was filed against other communication companies.	361
F	July 2012 November 2012 (Two claims that were unified)	Two shareholders vs. Company officers (including those who are no longer in office)	District Court (Tel Aviv, Economic Department)	Derivative claim and request to approve a derivative claim Declarative reliefs
It was argued that members of the Board of Directors were in breach of their duty of caution and fiduciary obligations towards the Company, by approving loans that were not used for the Company's benefit and were designated for the distribution of dividends, and were therefore in a conflict of interests. Alternatively, the Plaintiff alleges that the resolutions passed by the Board of Directors with respect to the aforementioned loans created a tax exposure for the Company due to the fact that the financing expenses are not recognized for tax purposes. Inter alia, declarative relief was requested for nullification of loans taken by the Company from the date of the change of control therein, and restitution of dividends by the Company's controlling shareholder.
900, one claim 2,640 (net) in the other
G	April 2013 June 2013
Shareholder vs. the Company and the Company’s Controlling Shareholder, B Communications Ltd.

Shareholder (the same shareholder that filed the claim in April 2013) vs. the Company and the (indirect) controlling shareholder of the Company, Eurocom Communications Ltd.
			District Court (Tel Aviv, Economic Department) District Court (Tel Aviv, Economic Department)	Declarative relief claim Declarative relief claim
The court was requested to declare that the controlling shareholder of the Company has a personal interest in the distribution of dividends distributed in 2013 with the approval of the general meeting, and to instruct the Company to publish information and documents, and to summon economy experts whose opinions were published by the Company.

Request for a declarative ruling determining that the general meetings of the Company’s shareholders dated April 24, 2013 and June 13, 2013 were unlawfully managed, and that the form of remuneration determined and approved in the Company’s general meeting dated June 13, 2013 relative to the services of four Company directors (as part of the management agreement with Eurocom) is unlawful.
*** ***

*
Part of the proceedings were originally filed also against additional defendants that were deleted later on from the proceedings. The parties indicated in the table are according to the current situation.

**
Several additional individual claims by employees and former employees are pending against the Company, concerning the recognition of various wage components as components for the purpose of calculating various payments, and claims in respect of overtime and other causes (it is noted that some of the causes in these claims are not included in the claim described in row A).

***	The amount of the claim is not indicated, or the claim is not a financial claim.

Chapter A (Description of Company Operations) of the Periodic Report for 2013

Legal proceedings that ended in the reporting period or by the date of publication of the report

	Date of Filing of the Claim	Parties*	Instance	Type of Proceeding	Description	Original Amount of the Claim (NIS million)
A	2000	Company Pensioners vs. the National Labor Court and the Company	Supreme Court	Petition to the Supreme Court
Petition to the Supreme Court in respect of the ruling on appeal by the National Labor Court that approved the postponement of the claim against the Company for a declarative relief concerning the manner of defining the determining work wages for retirements purposes and payments upon retirement. The petition was rejected in July 2013.
						*
B	July 2010	Customer vs. the Company	District Court (Center)	Monetary claim
Class-action suit relative to the subscription to monthly calls plans which, according to the plaintiff, caused losses to the customers.
In August 2013, a settlement was reached in this case for an amount of NIS 6.5 million.
						“Tens of millions of NIS”
C	April 2011	Customer vs. the Company	District Court (Tel Aviv)	Action and request to approve it as a class action.	It was alleged that the Company does not include call records in the phone bill it sends to its subscribers. In April 2013, there was a ruling approving withdrawal from the petition.	127
D	July 2011	Private Holders of Series 5 Debentures vs. the Company	District Court (Tel Aviv) (Financial Division)	Requests to oppose the distribution of dividends
Near the date of distribution of some of the portions of the distribution that does not uphold the profit test carried out by the Company between the years 2011-2013 (see Section 1.3.2), private holders of Company debentures (Series 5) filed requests to oppose or semioppose the distribution. Such requests were rejected or removed.
						**
E	October 2011	Customer vs. the Company	District Court (Tel Aviv)	Action and request to approve it as a class action	It was alleged that the Company unlawfully broadcasts its own advertising for subscribing to the service on the Music on Hold (MOH) platform. In October 2013, the court approved an agreed-upon request to withdraw from the request to approve the claim as a class-action, and to reject the personal claims of the plaintiffs against the Company.	200

*	Declarative relief claim.

**	Opposition to the distribution.

Chapter A (Description of Company Operations) of the Periodic Report for 2013

Legal proceedings against affiliated companies that are not in the segment of operations

Date	Parties*	Instance	Type of Proceeding	Description	Original Amount of the Claim (NIS in million)
January 2014	Claim against Coral-Tell Ltd. (subsidiary of Walla) and against two subsidiaries of Coral-Tell Ltd.	District Court (Jerusalem)	Action and request to approve it as a class action	It was alleged, inter alia, that the customers browsing the “Costumer Review” section in the Internet website maintained and operated by two of the defendants were misled, which stemmed, according to the plaintiff, from the manner of classification of the reviews published in the section.	1,500

Chapter A (Description of Company Operations) of the Periodic Report for 2013

2.19	Business Goals and Strategies

2.19.1	Forward-looking information

The following review of Company strategy includes forward-looking information as defined in the Securities Law, and involves assessments about future developments in the economy in general relating to customer behavior and needs, the pace of adoption of new services, technological changes, regulatory policy, marketing strategies of competitors, and the effectiveness of the marketing strategy of the Company.

The Company's strategy and the business objectives stemming from it are based on internal research, secondary sources of information, and primarily – the reports of research companies, publications about the activities undertaken by similar communications operators in Israel and around the world, and the work of consultants who assist the Company.

Nevertheless, it is far from certain that the strategy and the main activities described here will actually be implemented or implemented in the way described. The circumstances that could lead to non-implementation of the strategy or even its failure, lie in the general condition of the economy, frequent technological changes, regulatory constraints, the formation of a sustainable business model for new services that the Company intends to provide, and a superior marketing strategy by competitors. In addition, a change in ownership of the Company could result in a change in its strategy and its business objectives.

2.19.2	Strategy summary and intentions for the future

A.	Vision and purpose

The Company's objective is to be a market leader in the domestic and business arena and to provide the customer with a total communications solution. In the private sector the Company provides such solutions for the home; in the business sector the Company provides a smart network over which a range of advanced services operate.

Objective: To maintain the Company’s competitive position and continue being the customer’s first choice in telephony, Internet and Data.

To attain this goal, the Company has set itself a number of challenges:

1.	Preserving its leadership position in an environment of intensifying competition (service leader, reinforcement of perceived values – innovative products, reliability);

2.	Encouraging the recruitment of new customers and reinforcing loyalty among existing customers;

3.	Creating new sources of revenues by launching new services and products;

4.	Ongoing adaptation of the organization to the competitive environment and operational excellence.

B.	Means

To implement this strategy and attain these objectives, the Company uses and will continue to use the following means:

Business customers

Diverse bundles of products and services that meets the business needs of the customer;

Total solution according to customer needs, while applying a strategy of commitment to service quality and availability;

Encouragement of customer to migrate from basic services to managed solutions for organizational and inter-organizational connectivity.

Chapter A (Description of Company Operations) of the Periodic Report for 2013

Private customers

Higher bandwidth in the packages sold to customers, and sale of advanced products and services over the NGN;

Supply of differential charging plans to suit customer needs;

Strengthening the positioning of the Company's telephony services, with emphasis on advanced applications and the penetration of advanced terminal handsets.

Leveraging Group assets to provide customers with a comprehensive communications solution.

Network

In order to attain its strategic objectives, the Company is working on improving the existing network and adapting it to its business goals, including the deployment of optical fibers and by investing in the core of the network. See also Sections 2.6.5B and 2.7.2 in respect of the NGN.

2.19.3	Development trends in the company's business

A.
The Company is working to increase the data-transmission rates in the services it provides to its customers. Its marketing initiatives are aimed at migrating customers to faster Internet speeds. For its business customers, the Company is also launching transmission and data-communication services at high speeds and in a range of interfaces and managed services.

B.
The Company is working to continue integrating into IP applications. To achieve this, it has established an IP network to serve as a platform for the services it provides today and those it intends to provide in the future.

C.	The Company markets fixed-line and wireless home network services for surfing from a number of computers simultaneously, as well as additional services (Bphone, Bcloud, Free Wi-Fi).

D.
The Company has launched a range of charging plans for telephony services alongside its basic tariff structure, so as to increase the extent of use of its services and provide a variety of offerings based on the needs of the customers.

E.	The Company markets bundles that include additional services to those that the Company provides to its customers (in this matter, see Section 1.6.2.B).

2.19.4	Main projects – planned and in progress

At the end of 2013, the Company has completed deployment of the NGN almost everywhere. With regard to the Company’s deployment of an optic network as close as possible to the customer’s premises, see Section 2.7.2.

The Company is also developing and implementing advanced computer systems, among them a management system for the engineering network, and an order and delivery management system.

2.20	Outlook for Developments in the Coming Year

In the coming year, the Company will continue to significantly deploy the fiber-optic network to the home and building (FTTH/B). The rate of deployment is expected to continue to be high in coming years. In this matter, see also Section 2.7.2.

2.21	Risk Factors

The market in Israel, in which the Company operates, is essentially stable. Nevertheless, there are risk factors stemming from the macroeconomic environment, from the unique characteristics of the industry in which the Company operates, and risk factors that are unique to the Company, as described in the following sub-sections:

2.21.1	Competition

Competition in domestic fixed-line communications has intensified in the past few years, both from other domestic operators, headed by HOT (which holds a general license), and from cellular and other communications operators (which hold special licenses). It is possible that there will be competition also from potential infrastructure owners (see Section 2.6), and competition against the Company on the Company’s infrastructures, on the conditions and prices determined by the regulator and not as commercial conditions determined in negotiations.

Chapter A (Description of Company Operations) of the Periodic Report for 2013

This has led to the churn of some of the Company's customers and lowering of prices for part of the Company’s services and to a rise in the costs of acquiring new customers and retaining existing ones.

The entities competing with the Company at present or those that might compete with it in the future, benefit from greater business flexibility than the Company, including the ability to cooperate with subsidiaries and affiliates for marketing joint packages of services (see Section 1.6.2). The ability of HOT to offer such packages ("Triple Play" and even more) with tariff flexibility compared with the limitations that prevent the Company from doing the same, harms the Company's ability to compete.

2.21.2	Government supervision and regulation

The Company is subject to government control and regulation relating, among other things, to the licensing of operations, setting permitted areas of operation, setting tariffs, operation, competition, payment of royalties, providing universal service, holding its shares, relations between the Company and its subsidiaries and a ban on ceasing or limiting its services (which could oblige the Company to provide services even in circumstances which are not economically worthwhile) – for details, see Section 2.16. This control and regulation result at times in government intervention that the Company believes burdens its business activities. Within this framework the Company is exposed to the imposition of various sanctions by the Ministry of Communications, including financial sanctions (see Section 1.6.3.G).

In addition, the Minister of Communications has the authority to change the Company's license. Significant changes in the regulatory principles applicable to communications in general, and to the Company in particular, could oblige the Company to make changes in its strategic plans, and harm its ability to plan its business activities for the long term. On possible changes following the competition expansion policy document, see Section 1.6.3.A. For possible restrictions on the renewal of licenses and allocation of new licenses by virtue of the Concentration Law, see Section 1.6.3I.

2.21.3	Tariff regulation

The Company’s tariffs for its main services (including interconnect fees) are subject to government control and intervention (see Section 2.16.1). On average, the Company’s controlled tariffs erode in real terms. Significant changes in controlled tariffs, if implemented, could have a materially adverse effect on the Company's business and results. Regarding the uncertainty about continuing the updating arrangement for the Company's controlled tariffs – see Sections 1.6.3 and 2.16.1. Furthermore, the limitations applicable to the Company in marketing alternative tariff packages could create difficulties for the Company in offering an appropriate competitive response to changes in the market. In the context of the application of a wholesale market, the Ministry of Communications has the power to set the price for which the Company will sell its services to license holders. The application of low prices may adversely affect the Company's revenues and profits.

2.21.4	Labor relations

The Company's implementation of human resources and organization plans (including retirement plans and restructuring), involves coordination with the workers and significant costs, including compensation for early retirement. The processes of implementation of such plans are liable to cause unrest in labor relations and to be damaging to the Company’s regular activities – see also Sections 2.9.3 and 2.17.4.

2.21.5	Limitations on relations between the Company and companies in the Bezeq Group

Structural separation - The Company's general license obliges it to ensure that its relations with its main investees in the Group do not result in preferring them over their competitors. Separation is required between the managements of the Company and those companies, as is separation between the business, financial and marketing systems, assets and employees, which causes duplication and high administration overheads. In addition, the Company is limited in its ability to offer joint service bundles with those companies (see Section 1.6.2). In view of the entry of companies into direct competition with the Company based on the provision of a bundle of services to the customer and the option of providing wholesale services for offering customers end-to-end services, the risk that this factor will affect the Company’s operations has increased. Nonetheless, on the matter of the possibility that in the future the Group will be granted a permit to provide non-divisible bundles of services, on the cancellation of the structural separation, and on possible additional changes following the development of a competition policy document, see Section 1.6.3.A.

Chapter A (Description of Company Operations) of the Periodic Report for 2013

2.21.6	Legal proceedings

The Company is a party to legal proceedings, including class actions, which could result in it being ordered to pay significant sums, most of which cannot be estimated, and therefore, no provisions have been made in the Company’s financial statements for most of them. In addition, the Company's insurance policies are confined to cover limits and to certain causes, and might not cover claims for certain types of damages.

In recent years, class actions against large commercial companies have become more numerous and severe. By their very nature, class actions may reach substantial amounts. In addition, since the Company provides communication infrastructures as well as billing services to other licensees, parties suing those licensees in other class actions are also likely to try to involve the Company as a party to such proceedings. For a description of legal proceedings, see Section 1.1.

2.21.7	Exposure to changes in exchange, inflation and interest rates

The Company measures exposure to changes in exchange rates and inflation by the surplus or deficit of assets against liabilities, based on the type of linkage. The Company's exposure to changes in currency exchange rates against the shekel is low. The Company's exposure to inflation rates is high, and therefore the Company takes steps to cover part of the inflation exposure. In addition, the Company has exposure to changes in the interest rates in relation to its borrowings. On this matter, see also Note [28] to the 2013 financial statements.

2.21.8	Electromagnetic radiation and licensing of broadcasting facilities

The subject of the electromagnetic radiation emitted from broadcast facilities is regulated mainly in the Non-Ionizing Radiation Law (see Sections 2.15 and 2.16). The Company is working to obtain permits to set up and operate its various broadcasting installations; however, the difficulties it faces in this area, including difficulties stemming from the change in policy by relevant entities and amendments to statutes and standards, could impact adversely on the infrastructure of these installations and on the regularity of provision of services using them, and as a result, on the Company's revenues from these services. The Company's third-party liability policy does not currently cover liability for electromagnetic radiation.

2.21.9	Frequent technological changes

The communications sector is characterized by frequent technological changes and by the shortening of the economic lifespan of new technologies - see Section 2.1.4. The significance of these trends creates a need to invest numerous resources in technology upgrades, lower entry barriers for new competitors, increase in depreciation rates, and in certain cases, redundancy of technologies and networks owned by the Company, the cost of investment in which is still recorded on its balance sheets.

2.21.10	Dependence on macro-factors and on levels of business activity in the economy

Stability in the financial market and the strength of economies in countries around the world, have recently been subjected to high volatility. So far, the Israeli economy has displayed economic resilience, reflected in further economic expansion, maintaining low levels of unemployment and inflation rates within government targets. Nevertheless, the growth of the national deficit, rising housing prices and uncertainty in the political and defense arenas cast doubt over a continuation of these trends. The Company estimates that if the local market slides once again – following external or internal events – into a slow-down and a worsening of business activity, then its business results will be harmed, inter alia, as consequence of poorer revenues (including revenues from affiliates) and the difficulty in selling its real estate assets or due to an increase in the Group's finance costs.

Chapter A (Description of Company Operations) of the Periodic Report for 2013

2.21.11	Failure of Company systems

The Company provides services using various infrastructure systems that include, among others, exchanges, transmission, data communication and access systems, cables, computerized systems and others. Some of the Company's systems have backups, but nevertheless, damage to some or all of these systems, whether due to a technical fault or natural disaster (earthquake, catastrophe, fire), whether due to malicious damage (including cyber-attacks and penetration of viruses), could cause extreme difficulties in providing service, including if the Company is unable to repair the systems.

It is noted that a significant part of the Company's activities (consolidated) are in its subsidiaries/affiliates. The risk factors of these companies and the assessments of their managements as to the risk factors, are described in Sections 3.20, 4.17 and 5.21.

The following table rates the effects of the risk factors described above on the Company's activities, in the estimation of its management. It is noted that this assessment of the extent of the impact of a risk factor reflects its extent assuming it is realized, and does not assess or give weight to the likelihood of its realization. The order in which the risk factors appear above and below is not necessarily according to the rate of risk.

Chapter A (Description of Company Operations) of the Periodic Report for 2013

Summary of Risk Factors - Domestic Fixed-Line Communications36

Extent of Risk Factor's Impact on Company Activities
	Major	Moderate	Minor
Macro risks
Exposure to changes in exchange, inflation and interest rates			X
Dependence on macro factors and on levels of business activity in the economy		X
Sector risks
Increasing competition	X
Government supervision and regulation	X
Tariff control	X
Electromagnetic radiation / Licensing of broadcasting facilities		X
Frequent technological changes		X
Risks unique to the Company
Exposure in legal proceedings		X
Difficult labor relations		X
Limitations on relations between the Company and companies in Bezeq Group	X
Failure of Company systems	X

The information included in this Section 2.21 and the assessments regarding the impact of the risk factors on the Company’s operations and business constitute forward-looking information as defined in the Securities Law. The information and assessments rely on data published by the Ministry of Communications, the Company’s assessments of the market situation, its competitive structure, and possible developments in this market and in the Israeli economy. Actual results may differ significantly from these assessments if a change occurs in one of the factors taken into account in making them.

36
It is clarified that the Group companies' assessments of the impact of the risk factors in the table (in this section and in Sections 3.20, 4.17, and 5.21) did not estimate the probability of the realization of the risk factor but rather, the impact of the risk factor on the relevant company should it be realized. It is also noted that some of the Group companies make estimates of the probability of the scenarios of some of the risk factors mentioned in these sections for certain internal needs of their own, but no orderly estimate is made at the Group level of all the risks listed in the summary tables in these sections.

Chapter A (Description of Company Operations) of the Periodic Report for 2013

3.	Pelephone – Mobile radio-telephone (cellular telephony)

3.1	General Information on the segment of operations

3.1.1	Pelephone’s segment of operation

Pelephone provides cellular communications services and sells and services terminal equipment. Pelephone's services are described more fully in Section 3.2. Pelephone is wholly owned by the Company.

3.1.2	Legislative and regulatory restrictions applicable to Pelephone

A.	Communications laws and the cellular license

Pelephone's operations are regulated and controlled under the Communications Law and subsequent regulations, the Wireless Telegraph Ordinance, and the cellular license. The cellular license prescribes conditions and guidelines that apply to Pelephone's activities, (for details, see Section 3.15.2).

B.	Tariff control

The interconnect fees (supplementary call and text message (SMS) fees collected by Pelephone from other operators) are fixed in the Interconnect Regulations. The other tariffs collected by Pelephone from its customers are not controlled, but the types of payments it can collect from its subscribers and the mechanisms for setting regulated tariffs, are regulated in the license (see Section 3.15.2).

C.	Environmental laws and planning and construction laws

The set-up and operation of a wireless communication infrastructure, including cellular communications, is subject to the provisions of the Non-Ionizing Radiation Law and the required Ministry of Environmental Protection permits, and the provisions of planning and construction laws (see Section 3.14.1).

3.1.3	Changes in the volume of operations in the segment

For financial data regarding g the volume of Pelephone operations, see Section 3.3.

Revenue from mobile radio telephony

In view of the increased competition (see Section 3.1.9), since 2012 the service costing method in the cellular market changed significantly. The companies have switched from charging for actual use or selling limited communications packages, with additional charge for exceeding package services, to offering unlimited packages. The accelerated competition and change in communication package format has led to a significant decline in average revenue per subscriber and higher churn rates. This trend continued in 2013.

Average revenue per subscriber (ARPU) during the reporting period declined by 9% which, together with an increase in use of services, is reflected in an increase in the monthly average minutes per user (AMPU), an increase in the number of SMS messages sent and a significant increase in data communications usage. Such intensified competition also led to an increase in subscriber churn rate. The customer retention measures adopted by Pelephone have led to ARPU erosion.

Revenue from sale of terminal equipment

Over the past two years multiple stores have opened selling terminal equipment which has led to a decline in the sales of cellular handsets and terminal equipment by the cellular operators. Pelephone's revenue from terminal equipment in 2013 amounted to NIS 1,001 million, constituting 26% of its total revenues compared with revenues in 2012 of NIS 1,207 million, constituting 27%. The decrease in terminal equipment sales has led to a decrease in trade receivables as well as a decline in trade payables to terminal equipment suppliers.

Chapter A (Description of Company Operations) of the Periodic Report for 2013

3.1.4	Market developments and changes in customer characteristics

The cellular market growth rate is lower due to penetration rate37 saturation. Penetration rate at December 31, 2013 is 124%

3.1.5	Technological changes than can affect the segment of operation

The cellular communications market is dynamic with frequent technological developments in all areas of operation (handsets, network technologies and value added services). These developments impact the segment of operation on a number of levels:

A.	Establishment of cellular networks using advanced technologies

Terminal equipment technology developments and the desire to widen the range and quality of services they offer, require the cellular operators to periodically upgrade their network technologies. The cellular networks in Israel primarily operate 3.5G UMTS/HSPA technologies. In addition to its UMTS/HSPA network, Pelephone continues to operate its outdated CDMA technology network supporting limited subscriber activity (see Section 3.7.1).

Pelephone constantly reviews new technologies that come onto the market and the need to upgrade its existing network technologies, depending on the competitiveness of the market and the economic viability of such investment.

LTE technology (Long Term Evolution) – IP based data transfer technology for transferring data at higher speeds than the existing 3.5G technologies. This technology is used by over 250 operators in more than 90 countries. In 2012 smartphones supporting this technology, such as iPhone 5, were launched on the market. In March 2012 the Ministry of Communications published a work program regarding this issue. As at reporting date there is no certainty regarding assigning and allocation of a frequency spectrum for using LTE technologies, however Pelephone believes that in the initial phase, a spectrum of 1,800 MHz frequencies will be allocated (which are currently also being used for the GSM networks). The frequency allocation and designation policies, as well as technological developments in this area, could have a material impact on Pelephone.

This assessment is forward-looking information as defined in the Securities Law, and may not materialize or may materialize in a manner different from that expected, inter alia, in the event of the formulation of a policy for designation and allocation of a suitable frequency spectrum by the Ministry of Communications and depending on such policy and further cellular network technology developments and their compatibility with the frequency spectrums available in Israel.

For information regarding the agreement between Pelephone, Cellcom and Golan Telecom for the establishment of a 4G (LTE) radio network, see section 3.6.2.C below.

B.	Smartphones

The penetration of smartphones, mobile phones with integrated operating systems allowing the use of advanced applications, has led to a rise in the consumption of data transfer services while simultaneously increasing the supply of alternative applications and services to Pelephone's products and services provided by other entities.

3.1.6	Critical success factors and the changes occurring in them

A.	Adapting Pelephone's cost structure and streamlining operations to enable Pelephone to confront the increased competition.

B.
Nationwide deployment of an advanced high-quality cellular network, regular maintenance of the high standard network and regular substantial investments in the cellular infrastructure for quality coverage of the entire country, the basis for providing Pelephone's services, and for providing customers with the most advanced services using cutting edge infrastructures and technologies. (See also Section 3.7.1).

37
Penetration rate - the ratio between the number of subscribers in the market and the total population in Israel (excluding foreign workers and Palestinians, although they are included in the number of subscribers).

Chapter A (Description of Company Operations) of the Periodic Report for 2013

C.
Diverse service and sales channels, including digital channels, enabling provision of high quality and efficient support and services for a wide range of customers, for successfully coping in a competitive market.

3.1.7	Main entry and exit barriers

A.	Main entry barriers are:

1.	High penetration rate (see section 3.1.4).

2.
The need for a cellular license, allocation of frequencies involving high costs and a resource in short supply (see section 2.16.9), and the regulatory control of operations applicable to the market (see Section 3.15.2).

3.	The need for significant financial resources for ongoing large-scale investments in infrastructures, which are affected by frequent technological developments.

4.	The difficulty involved in setting up radio sites due to regulatory restrictions and public opposition.

The main entry barriers do not apply to mobile virtual network operators (MVNO) and new cellular operators which own infrastructures and benefit from considerable easements enabling entry into the segment (see Section 3.6.2 A and D).

B.	Main exit barriers are:

1.	The large investments and the time required to recoup them.

2.	The commitment to provide customers with services deriving from the terms of the cellular license and agreements made in accordance with those terms.

3.1.8	Alternatives to Pelephone products

The products and services that could constitute an alternative to some of those provided by Pelephone are:

A.	Domestic fixed-line telephony and internet services.

B.	Public wireless internet hotspots using Wi-Fi technologies, which could be an alternative to cellular internet.

C.	Content services, including VoIP services (such as Viber and Skype) and texting services (such as Whatsapp) through OTT (over-the-top) providers and the Google and Apple app stores.

3.1.9	Structure of competition in the sector and changes occurring in it

A.	General

Until the end of 2011, four companies with a general license for providing cellular services operated in Israel's cellular communications market. During 2012, a number of additional cellular operators began to operate. The entry of the new operators has led to fierce competition, resulting in higher churn rates among the existing operators, severe erosion of tariffs and profit margins (for further information, see section 3.6.2A).

B.	Entry of additional operators that own and share infrastructures

Subsequent to infrastructure owning cellular operators gaining the right to receive allocation of frequencies and operating licenses in 2012, Golan Telecom began operating as a new operator and HOT Mobile began operating a UMTS network, there are at present five operators in the market that own infrastructures: Pelephone, Cellcom, Partner, Golan Telecom and HOT Mobile (in 2013 network sharing agreements were signed between HOT Mobile and Partner, and between Pelephone, Cellcom and Golan Telecom (see section 3.6.2C)).

C.	MVNO - Mobile Virtual Network Operators

Following the government's decision to encourage competition in the cellular market, to date eleven MVNO licenses have been granted to virtual operators (cellular operators that do not own infrastructures and provide services using the networks of the existing operators). Only a few holders of MVNO licenses are active in the private sector, including Rami Levy and Alon Cellular Ltd. ("Alon Cellular"). For information pertaining to Pelephone's engagement in an agreement with Rami Levy and Alon Cellular, see section 3.6.2D.

Chapter A (Description of Company Operations) of the Periodic Report for 2013

D.	Marketing of service bundles by the competing cellular companies

Pelephone's main competitors – Cellcom and Partner – also operate in the internet access (as ISPs), international telephony and domestic communications sectors, and they market diverse joint service bundles (see section 1.6.1).

E.	Ministry of Communications Wi-Fi policy

For information concerning the hearing and secondary hearing announced by the Ministry of Communications in October 2012 and December 2013, respectively, concerning the issue of licensing exemption for the establishment and operation of access points running on WLAN (Wi-Fi) technology frequencies see section 1.6.3.I.

For additional information about the structure of competition, see section 3.6.

3.2	Services and Products

3.2.1	Services

Pelephone provides its subscribers with comprehensive voice transmission, text transmission, data communications and advanced multimedia services. Pelephone also offers its customers, inter alia, various packages and tracks bundling various services.

Description of the services Pelephone provides for its customers:

A.
Basic telephone services (VOICE) – basic voice services, call completion and auxiliary services such as call waiting, follow-me, voice mailbox, voice conference call and caller ID. For information regarding changes in the volume of Pelephone customers MOU, see section 1.4.4B.

B.
Browsing and data communications services –internet browsing using a mobile device with maximum download speeds of 42 mbps. Pelephone also offers its customers internet browsing by means of a cellular modem.

C.	Messaging service – a service for sending and receiving SMS text messages and multimedia MMS messages.

D.
Content services - Pelephone offers its customers content services such as information and entertainment via Pelephone's internet portal, browsing services, Super TV and musix for listening to a variety of music via a mobile phone and PC, as well as video, antivirus and data backup and storage services.

E.
Roaming services - Pelephone offers roaming services to its UMTS/HSPA technology customers travelling to countries throughout the world by using their own personal handset, with roaming coverage in 212 countries. Pelephone also provides incoming roaming services for the customers of foreign operators staying in Israel.

F.
Servicing and repair services – Pelephone offers its customers a repair service for a monthly fee, entitling the customer to a warranty for the mobile handset, or for a one-time payment at the time of repair.

In addition these services, which Pelephone provides to its customers, as part of hosting agreements it provides basic voice services, internet browsing and data communication, outgoing and incoming text messaging, and roaming services for other cellular operators (HOT Mobile and Rami Levy), see Sections 3.6.2B and 3.6.2D.

3.2.2	Products

Terminal equipment – Pelephone offers its customers various types of mobile phones, on-board telephones, hands-free devices, and accessories that support its range of services. Pelephone also offers modems, laptop computers and tablets to its customers.

Chapter A (Description of Company Operations) of the Periodic Report for 2013

3.3	Revenue from products and services

Breakdown of Pelephone's revenues from products and services (in NIS millions):

Products and Services	2013	2012	2011
Revenue from services	2,808	3,261	3,637
Percentage of Pelephone's total revenue	73.7%	73.0%	65.6%
Revenue from products (terminal equipment)	1,001	1,207	1,911
Percentage of Pelephone's total revenue	26.3%	27.0%	34.4%
Total revenue	3,809	4,468	5,548

3.4	Customers

Breakdown of revenue from customers (in NIS million):

Products and Services	2013	2012	2011
Revenue from private customers	2,114	2,461	2,985
Revenue from business customers*	1,695	2,007	2,563
Total revenue	3,809	4,468	5,548

*	The revenue from business customers includes revenue from hosting agreements which amounted to NIS 271 million in 2013 (NIS 129 million in 2012).

It is noted that some of Pelephone's subscribers are pre-paid customers (who pay for communication services in advance).

In addition to Pelephone's abovementioned subscribers, who are end customers actually using Pelephone's network, Pelephone provides services under hosting agreements to other cellular operators that use Pelephone's network to provide services to their customers (see Section 3.6.2B and 3.6.2D).

3.5	Marketing, distribution and service

Pelephone’s distribution network includes 31 service and sales centers located around the country, which provide service, sales, repair of malfunctioning equipment or substitute equipment for faulty equipment sent for repair to a central laboratory owned by Pelephone, installation of equipment, and services for customer retention. This distribution network is reinforced with stores and stands at 47 points of sale (some of which are operated by Pelephone employees, and others by authorized dealers). In addition, Pelephone operates through an external sales network. As a rule, these dealers are paid a commission on sales.

Pelephone’s subscriber service network includes its website and 10 special purpose call centers which provide information and service regarding various matters in three languages, technical support, information regarding customer billing, value added services, sales and general information.

Pelephone's sales and service network is reviewed from time to time and changes are made therein where necessary.

3.6	Competition

3.6.1	General

During 2012, further to regulatory measures adopted by the Ministry of Communications with the aim of increasing competition in the cellular telephony market, several additional cellular operators, other than the four players in the market up to that point, began operating. The entry of the new operators has led to fierce competition resulting in higher churn rates among the existing operators and to a price war which has greatly eroded prices and profit margins. These trends continued also in 2013 (for information see section 3.6.2A).

Breakdown, to the best of Pelephone's knowledge, of the number of subscribers of Pelephone and of its competitors in 2013 and 2012 (thousands of subscribers, approximate).

Chapter A (Description of Company Operations) of the Periodic Report for 2013

		Pelephone	Partner	Cellcom	Golan Telecom(1)	HOT Mobile	MVNO(1)	Total subscribers in market
At December 31, 2012	No. of subscribers(2)	2,800	2,976	3,199	130	766	83	9,954
	Market share	28.2%	29.9%	32.1%	1.3%	7.7%	0.8%
At Sep. 30, 2013	No. of subscribers(2)	2,683	2,950	3,156	310	773	144	10,016
	Market share	26.8%	29.5%	31.5%	3.1%	7.7%	1.4%

(1)	Golan Telecom and most of the other MVNOs are private companies which do not publish figures regarding the number of their subscribers and these figures are based on estimates.

(2)
The number of subscribers (see definition of "subscriber" in footnote (2) of section 1.4.4B - Condensed data regarding the results of Pelephone's operations) are correct as at September 30, 2013 and December 31, 2012, based on the public reports of Cellcom, Partner and HOT Mobile.

At the end of 2013 Pelephone has 2.6 million subscribers.

3.6.2	Regulatory measures and legislative amendments that increased competition in the segment

Over the past few years, the Ministry of Communications has promoted various regulatory measures for increasing competition in the cellular market. These measures have had immense impact on the structure of the market and its competition. Below is a description of the measures promoted by the Ministry in order to increase competition in the industry:

A.	Entry of additional operators that own infrastructure

During 2011 HOT Mobile (previously Mirs) and Golan Telecom won a tender for allocating frequencies and licenses to cellular operators that own infrastructures. The new operators will be able to utilize the networks of existing operators for a period of up to 7 years (with a possible extension based on approval for a further three years), based on the national roaming model.

The launching of HOT Mobile and Golan Telecom operations in May 2012 immediately caused a very significant upsurge in the level of competition between all the cellular operators in the cellular market. After launching their operations, the new operators offered cellular communication packages at significantly lower prices than the packages offered by the existing cellular operators on the market prior to the launch. Pelephone, like the other cellular operators, responded to this new competition by launching new packages which reflect a substantial decline in ARPU. The primary communications packages offered in the cellular market today are unlimited packages.

As aforesaid, the increased competition led to a rise in subscriber churn, a fierce price war and substantial decline in communication package prices for thousands of existing subscribers. These trends continued also in 2013. Furthermore, the stronger competition, together with the removal of regulatory customer churn barriers (see section E) furthered the trend of new SIM only subscribers, communication packages only without the purchase of a handset.

Pelephone expects these trends to continue in 2014, leading to further erosion of revenues and profitability. Pelephone is introducing streamlining measures in an effort to reduce the impact on profit margins.

Pelephone's foregoing estimates are forward-looking information, as defined in the Securities Law. These estimates may not materialize, may materialize in part or in a manner materially different from that forecast.

B.	Domestic roaming agreements

In November 2011, Pelephone signed an agreement with HOT Mobile under which HOT Mobile will acquire domestic roaming services for its subscribers from Pelephone, via Pelephone's UMTS/HSPA network. The period of the agreement is until December 31, 2014.

In December 2013, the agreement between Pelephone and HOT Mobile was amended. Under the amendment during 2014 HOT Mobile will be charged a fixed monthly fee, which is not materially lower than the amount charged in 2013, in return for which it will be entitled to use a certain volume of Pelephone's network as set out in the agreement. In addition, under the amendment HOT Mobile will not be obligated to use Pelephone's domestic roaming services exclusively.

Chapter A (Description of Company Operations) of the Periodic Report for 2013

With regard to the network sharing agreement HOT Mobile signed with Partner, see section C below.

In October 2011, Cellcom announced that it had signed a domestic roaming services and infrastructure sharing agreement with Golan Telecom.

C.	Infrastructure sharing

In July 2011, the Ministry of Communications issued a press release listing the main recommendations of an inter-ministerial committee concerning cellular infrastructure sharing, aimed at formulating a site sharing model by encouraging license-holders to limit the number of independent sites. Implementation of these recommendations requires legislation. Implementation of the recommendations imposes significant restrictions on Pelephone's ability to expand its network, but may lead to savings in expenses and investments.

According to publications in the press, the Minister of Communications established an inter-ministerial committee made up of representatives of the Ministry of Communications, Ministry of Environmental Protection, Ministry of Finance and the Antitrust Authority to examine the regulation of cellular infrastructure sharing in Israel. The committee will examine infrastructure sharing models and alternatives for collaboration of the operators in the Israeli cellular market for the purpose of promoting infrastructure sharing between the cellular operators that own infrastructures.

In November 2013 Partner and HOT Mobile reported their engagement in a contract to establish a partnership which will maintain, develop and operate a single state-of-the-art cellular network for both companies, in which each company will hold 50% of the rights. According to the report, each party will continue maintaining and operating its core network separately and will provide cellular communication services to its customers only. They also reported that in the interim, until they obtain the duly required permits, Partner will grant HOT Mobile rights to use its cellular network, once preparations have been made and in accordance with any agreement or law. To the best of Pelephone's knowledge, application of the foregoing agreement is subject to obtaining regulatory approvals which have yet to be received.

In December 2013, Pelephone engaged in two infrastructure sharing agreements:

1.
An agreement with Cellcom to share the passive components of their existing network sites. Under this agreement, a special purpose company, which will be established as aforesaid, will manage and maintain all the passive components of the sites and will unite the passive components at the Pelephone and Cellcom cellular sites, and will generally manage and maintain the existing Pelephone and Cellcom wireless networks and sites, for a period of at least 15 years. As a rule, the costs will be split equally between Cellcom and Pelephone, subject to certain adjustments. Pelephone and Cellcom will each bear their own expenses relating to the foregoing services and each operator will continue running its network center.

2.
An agreement with Cellcom and Golan Telecom to establish and operate a 4G LTE radio network. Under this agreement, a LTE network will be set up by a special purpose company owned equally by Pelephone and Cellcom, and will be supervised by a steering committee composed of Pelephone, Cellcom and Golan Telecom representatives. Strategic decisions with regard to the LTE network will be adopted by majority vote. Each operator will be required to establish and operate its own network center. As a rule, costs will be shared equally by the three operators, subject to certain adjustments set out in the agreement. Each operator will be entitled to terminate the LTE wireless network collaboration at the end of 15 years. Furthermore, Golan Telecom will be entitled to discontinue the indefeasible right of use granted to it under the agreement if it is acquired by another Israeli cellular operator holding a general license.

The validity of these agreements is subject to prior consent to all the agreements by the Ministry of Communications and Antitrust Commissioner, including an additional agreement signed between Cellcom and Golan Telecom relating to rights to use 2G and 3G networks. There is no certainty that these consents will be received.

Chapter A (Description of Company Operations) of the Periodic Report for 2013

Approval of the foregoing infrastructure sharing models could have material positive impact on the cost structure of all the partners in the industry and accordingly, improve the competitiveness of all the cellular operators.

D.	MVNO - Mobile Virtual Network Operator

The Ministry of Communications has completed its policy regarding MVNO and granted licenses to eleven companies. Several additional license applications have been submitted to the Ministry of Communications by various entities.

At the date of this report, there are three virtual operators including Rami Levy , utilizing Pelephone's network, based on agreements between the companies. Furthermore, in December 2013, Pelephone signed an agreement with Alon Cellular for its exclusive use of Pelephone's network. Application of the exclusivity clause in the contract is subject to regulatory approvals which have not yet been received.

E.	Regulatory provisions aimed at increasing competition and removing churn barriers

1.
Exit fee reform - as of March 2012, communications packages do not contain a term of commitment and accordingly, since that date, exit fees for customers of up to 100 subscribers have been cancelled (see section 1.6A.D).

2.
Separating sale of terminal equipment from sale of cellular services - as of January 2013, cellular operators are forbidden from connecting a subscriber's mobile wireless telephone service agreement to the subscriber engaging with it or with another entity to purchase, rent, borrow or lease terminal equipment, whether in a single agreement or in separate agreements, including by way of providing a discount or any other benefit in one agreement that is dependent on the other agreement. In the past, the principal sales method was to offer discounts on the price of services dependent on the type of terminal equipment that the customer possessed. Since this amendment came into force, such benefits cannot be offered. Severing this connection has had an adverse effect on the sale of terminal equipment, also in 2013. For information regarding changes in revenue from terminal equipment, see section 3.3.

3.
Mobile handset import reform - as of September 2012, the reform came into effect. The reform includes exemption from the need to obtain a trade license and type approval for the import of cellular equipment that comply with accepted European and US standards. Application of the reform has had an adverse effect on the sale of terminal equipment due to the numerous stores that have opened selling terminal equipment.

With regard to regulation of charges for roaming services abroad, see section 3.15.2B.

3.6.3	Positive and negative factors that affect Pelephone's competitive status

A.	Positive factors

1.	An extensively deployed high quality cellular network.

2.	Its positioning as a high-speed, cutting edge cellular network.

3.	A service array and diverse service interfaces for the customer, enabling a high grade of customer service.

4.	A wide distribution network, specialized in providing appropriate solutions for every type of customer, and a skilled human resources.

5.	Robust equity structure and positive cash flow.

6.	Pelephone has agreements with cellular operators that use Pelephone’s network.

B.	Negative factors

1.
As a subsidiary of Bezeq, Pelephone is subject to regulatory restrictions for entering other areas of operation and expanding the service bundles it can offer its customers, which do not apply to its competitors.

Chapter A (Description of Company Operations) of the Periodic Report for 2013

2.	Restrictions of joint activities with Bezeq, including marketing of joint service bundles (see section 1.6.2B).

3.
The frequencies available to Pelephone might not be suitable, in certain cases, for applying new cellular communications technologies under development, particularly LTE technologies. In view of the technological developments, this factor could impede Pelephone in applying new technologies and could also adversely impact its competitiveness, taking into account other license-holders which possess different frequencies, some of which may be suitable for these technologies, and difficulties involved in new frequency allocations (see Section 3.1.5A).

3.7	Property, plant and equipment

Pelephone’s property, plant and equipment include its core network infrastructure equipment, radio sites, electronic equipment, computers, motor vehicles, terminal equipment, office furniture and equipment and leasehold improvements.

3.7.1	Infrastructure

A.	Pelephone currently operates communications networks using two main technologies:

1.
UMTS/HSPA, a digital technology based on the GSM standard. This technology is globally widespread, and enables subscriber identification and services to be provided through a SIM card, which can be moved from one handset to another. The advantage of this technology, inter alia, is that it supports download speeds of up to 42 Mbps and upload speeds of up to 5.7 Mbps. This communication network is Pelephone's primary network.

2.
CDMA digital technology. This technology is less prevalent worldwide than UMTS/HSPA and subscriber identification is via identification details burned onto the subscriber's terminal equipment rather than by means of a SIM card. Until 2009 the CDMA network was the Pelephone's only network and it operates nationwide. To date, this network serves a limited number of subscribers who seldom use the network. Since the UMTS/HSAP network was launched, Pelephone is working to transfer existing subscribers from CDMA to UMTS/HSPA, offering them to upgrade their handsets to the new network. Pelephone is not expanding its investments in this network beyond the needs of current maintenance.

B.	At the date of publication of this report, Pelephone's UMTS/HSPA infrastructure is based mainly on two switch farms, which are connected to more than 2,200 sites.

C.
During the years following the launch of the UMTS/HSPA network, Pelephone also expanded the network, gradually upgrading it to support a higher data communication capacity using HSPA+ technology and significantly expanded the network center capacity for voice and data traffic and the capacity of the network’s sites in areas of heavy use. Investments in 2014 are expected to include ongoing investment in Pelephone's preparations for the future launching its LTE technology network.

Pelephone's assessment of the scope of investments in the UMTS/HSPA network is forward-looking information as defined in the Securities Law, based on the Company's work plans and its estimates concerning the investment needs of the network. This assessment may not materialize, inter alia, under circumstances of changes in the market in Israel and in demand for Pelephone's services, and material changes in the costs of investing in the network.

D.	With regard to network sharing, including the agreements Pelephone signed with Cellcom and Golan Telecom, see section 3.6.2C.

3.7.2	Premises used by Pelephone

Pelephone does not own land, and leases premises from others, including the Company, for its operations. Below is a description of the main premises used by Pelephone:

A.
The premises Pelephone uses for setting up its communications sites and network centers, as referred to in section 3.7.1, are spread throughout the country and are leased for varying periods (in many cases, for 5 years with an option to extend for a further 5 years). With regard to licensing of the sites, see Section 3.15.3.

Chapter A (Description of Company Operations) of the Periodic Report for 2013

B.
In June 2013, Pelephone engaged in a permit agreement with the Israel Lands Administration (ILA) for the use of ILA land for erecting and operating communication sites, thereby regulating, inter alia, permit fees for such use until December 31, 2019.

C.
Pelephone's head offices are in Givatayim and cover a total area of 17,800 sq.m. In October 2013, Pelephone signed an agreement to extend its rental period until December 31, 2020, which includes an option for early termination of the agreement from December 31, 2017.

D.	For its sales and service operations, Pelephone leases 57 service centers and points of sale throughout the country.

E.
Pelephone has other lease agreements for warehouses (including a main logistics center where the central laboratory for repairing customer devices is located), offices, call centers, and two switch farms that it uses for its operations.

3.8	Intangible assets

3.8.1	Licenses

For details about Pelephone's cellular license and its license to operate in the Administered Territories, see section 3.15.2.

3.8.2	Frequency usage rights

Under its cellular license and the Wireless Telegraph Ordinance, Pelephone uses frequencies in the 850 MHz spectrum for operating the CDMA network, and in the 850 MHz and 2100 MHz spectrums to operate the UMTS/HSPA network. For information regarding the shortage of frequencies in Israel, see section 3.15.1B. For information concerning exposure to disruptions in the frequency spectrums used by Pelephone, see section 3.20.3F.

3.8.3	Trademarks

Pelephone has a number of registered trademarks, Its primary trademark is "Pelephone".

3.8.4	Software, computer systems and databases

Pelephone uses software and computer systems, some under purchased licenses and others which were developed by Pelephone's IT department. Many of these licenses are limited in time, and are periodically renewed. The primary systems used by Pelephone are: Oracle Applications ERP system and Amdocs Customer Care & Billing system.

Chapter A (Description of Company Operations) of the Periodic Report for 2013

3.9	Human capital

3.9.1	Organizational structure

Pelephone's organizational structure at reporting date38:

3.9.2	Signing of a collective labor agreement

In December 2013, Pelephone signed a collective labor agreement between Pelephone and the "Histadrut"and Pelephone's workers committee (the "Committee"), which will apply to all Pelephone's employees, other than its senior management and certain employees in predefined positions. The agreement stipulates that Pelephone employees employed at date of signing of the agreement will receive employment tenure after 36 months and 48 months for new employees joining Pelephone subsequent to signing. In addition, the agreement sets out mechanisms for integrating the Committee in processes relating to placement, mobility and termination of employment of Pelephone's tenured employees.

The agreement also set quotas for streamlining layoffs to be made at Pelephone and severance pay for tenured employees whose employment will be terminated due to such streamlining, as well as annual wage hikes and other financial perks (such as participation in summer-school costs and social activities) which Pelephone will grant its employees during the agreement period.

The agreement is valid from date of signing through December 31, 2016. Thereafter the agreement will automatically be renewed for further period of 18 months each, unless one of the parties give notice of their intention to change the agreement.

38	Changes were made in Pelephone's organizational structure in December 2013

Chapter A (Description of Company Operations) of the Periodic Report for 2013

3.9.3	Inventory of positions

Breakdown of the number of employees at Pelephone, based on organizational structure.

	Number of employees
Department	December 31, 2013	December 31, 2012
Management and HQ	205	250
Marketing	57	65
Service – Private customers	1,784	2,366
Business customers	483	521
Operation and logistics	283	345
Engineering and information systems	476	525
Total	3,288	4,072

The total number of employees in the above table includes employees employed in part time positions. The total number of positions39 at Pelephone at December 31, 2013 was 2,791 (at December 31, 2012 - 3,187).

3.9.4	Remuneration plans for employees and managers

Pelephone customarily gives its employees and managers bonuses and incentives on a monthly, quarterly or annual basis, based on compliance with defined goals and the type of work carried out by the employee.

3.9.5	Terms of employment

The majority of Pelephone's employees are employed under monthly or annual contracts, based on the professions and positions in which they are employed. Most of the service and sales employees are shift workers who work part time and are employed on an hourly basis. Pelephone's other employees are employed under monthly contracts, and some of them are employed under a monthly contract with a global addition for extra hours. The employment contracts include confidentiality, non-competition, and intellectual property restrictions.

3.9.6	Early retirement and employee layoffs

In November 2013, Pelephone initiated an early retirement plan under which, based on Pelephone's needs, 180 tenured employees resigned, receiving increased severance pay, at a total cost of NIS 16 million. In December 2013, Pelephone reached an agreement with the Committee for laying off an additional 50 tenured employees at total cost of NIS 4.5 million.

3.10	Suppliers

3.10.1	Suppliers of terminal equipment

Pelephone purchases some of the terminal equipment and accessories from importers in Israel, and others it imports independently. The agreements with most of the suppliers are based on framework agreements that set out, among other things, the supplier's technical support for the terminal equipment it supplies, the availability of spare parts and repair turnaround, as well as the supplier's product warranty as required by law. Most of these agreements do not include a purchase commitment on Pelephone's part, purchases are made on a regular basis by means of purchase orders based on Pelephone's needs.

In the event of termination of an engagement with a supplier of certain terminal equipment, Pelephone can increase quantities of terminal equipment purchased from other suppliers or purchase terminal equipment from a new supplier.

39
The number of positions at Pelephone were calculated as follows: Total monthly work hours divided by the standard monthly work hours at Pelephone (8.5 hours multiplied by the number of working days in a month).

Chapter A (Description of Company Operations) of the Periodic Report for 2013

In May 2013, Pelephone signed an agreement with Apple Distribution International ("Apple") to continue purchasing and distributing iPhone devices in Israel. Under this agreement, Pelephone is required, under certain circumstances, to purchase a minimum annual quantity of devices for a period of three years at the manufacturer's current prices at date of purchase. Pelephone estimates that, as in recent years, these quantities will constitute a significant number of devices it expects to sell during the contract period.

The information in this section includes forward looking information based on Pelephone's past experience, estimates and projections. The actual outcome may differ significantly from the foregoing estimates, taking into account, inter alia, changes that may apply to the business conditions and consumer demand for Apple products.

In 2013, Pelephone's purchases from Apple accounted for less than 10% of its total purchases from all its suppliers.

Other than Apple, the purchase of terminal equipment from the suppliers does not create any significant dependence on one particular equipment supplier or on a specific device model.

3.10.2	Infrastructure suppliers

Pelephone uses Ericsson UMTS/HSPA infrastructure equipment and Nortel and Motorola CDMA infrastructure equipment. Pelephone has long-term agreements with Ericsson for maintenance, support and upgrading of software for the UMTS/HSPA network, and in its opinion, it may become dependent on Ericsson regarding support for this network In addition, the cellular network uses transmission, for which the Company is Pelephone's main supplier.

3.11	Working capital

3.11.1	Working capital as defined in generally accepted accounting principles.

Pelephone's working capital for 2013 includes current assets such as cash and cash equivalents, trade receivables, other receivables, debit balances and inventory, amounting to NIS 2,073 million; less all current liabilities such as current maturities of bank loans and debentures, current maturities of loans from an interested party, suppliers and service providers, trade payables and current tax liabilities, amounting to NIS 1,037 million.

3.11.2	Credit policy

Credit in handset sales transactions – Pelephone grants most of its customers who purchase cellular handsets an option to spread payment up to 36 equal installments. To reduce risk that may result from extending customer credit, Pelephone examines the financial reliability of its customers (based on parameters defined by Pelephone) and sets limits for the credit given to customers.

Pelephone discounts customers' debts arising from the sale of terminal equipment in transactions paid by credit card in installments. The discounting transactions are carried out on a no-recourse basis.

Credit in monthly billing for cellular services – Pelephone customers are billed once a month in billing cycles on different days throughout the month, for service consumption during the previous month.

From most of its suppliers, Pelephone receives credit for periods ranging from 30 days to EOM + 92 days.

Breakdown of average customer and supplier credit in 2013:

	Credit in NIS millions	Average credit days
Customers for sales of terminal equipment (*)	1,761	544
Customers for services (*)	592	65
Suppliers	456	45

(*)	Net of doubtful debts.

Chapter A (Description of Company Operations) of the Periodic Report for 2013

3.12	Financing

3.12.1	General

Pelephone's operations are financed out of cash flow from operating activities. Pelephone has long-term loans from banks, private (non-negotiable) debentures, and loans received from the Company.

Average and effective interest rate on Pelephone's loans in 2013:

Source of financing	Amount at December 31, 2012 (NIS millions)	Currency or linkage	Average interest rate	Effective interest rate
Banking sources	60	CPI-linked NIS	4.50%	4.55%
Non-banking sources	216	CPI-linked NIS	4.60%	4.65%
Loan from the Company	222	Fixed interest NIS	5.70%	5.70%

In 2013 loans received from the Company were repaid in a total amount of NIS 310 million. Loans and debentures amounting to NIS 177 million were also repaid.

The credit extended to Pelephone is not reportable credit under the reportable credit guidelines. At December 31, 2012, Pelephone is in compliance with its undertakings towards the banks and the debenture holders.

3.12.2	Credit facilities

As at December 31, 2012, Pelephone has no approved bank credit facilities.

3.12.3	Credit rating

In April 2013, Maalot ratified the ilAA\Stable rating it gave for Pelephone's debentures (Series A through C) in February 2013 (Pelephone's previous rating was ilAA+\Negative).

3.12.4	Pelephone' preparations for raising capital during the coming year and its sources

Pelephone expects to repay a total amount of NIS 416 million of its liabilities during 2014, NIS 224 million of which it received from the Company. Although Pelephone intends further investment (current) in property, plant and equipment (see section 3.7.1), it estimates that it will not be required to raise finance in 2014 for its ongoing operations.

The foregoing information includes forward-looking information, as defined in the Securities Law, which is based on the company's estimates and business experience. The actual results may differ significantly from that set out above if any of the company's estimates do not materialize, including with regard to the scope or terms of investment in property, plant and equipment.

3.13	Taxation

See Note 6 to the 2013 financial statements.

3.14	Environmental risks and means for their management

3.14.1	Statutory provisions relating to the environment applicable to Pelephone's operations

The broadcasting sites used by Pelephone are "radiation sources" as defined in the Non-Ionizing Radiation Law. The erection and operation of these sites, excluding those listed in the addendum to the law, requires a radiation permit.

The law prescribes a two-step licensing mechanism for obtaining a radiation source operating permit under which the applicant first applies for a permit to construct a radiation source ("the Erection Permit”), which will be in effect for no more than three months and may be extended by the Commissioner for up to nine months, then for a permit to operate the radiation source ("the Operating Permit”), which will be in effect for five years or as otherwise determined by the Minister for Environmental Protection.

Chapter A (Description of Company Operations) of the Periodic Report for 2013

With regard to the Erection Permit, the law provides that the permit is contingent upon assessment of the maximum radiation levels to which human beings and the environment are expected to be exposed from the radiation source when in operation, including in the event of a malfunction, and the required measures for limiting the levels of exposure of human beings and the environment to the expected radiation from the radiation source when operating, including implementation of technological means that are in use ("the Limiting Measures”).

With regard to the Operating Permit, the law provides that the permit is contingent upon application of the Limiting Measures and to measuring the levels of exposure of human beings and the environment to the radiation generated while the radiation source is operating. The law further provides that the Operating Permit is contingent upon presentation of a licenses under the Communications Law and in certain cases, also of a construction permit pursuant to the Planning and Construction Law.

The law includes a punitive chapter under which, inter alia, the construction or operation of a source of radiation in contravention of the provisions of the permit and the construction or operation of a source of radiation without a permit, after having been warned in writing by the Commissioner, are strict liability offenses.

A limited number of town planning engineers operated in accordance with the mechanism prescribed in the Law and submitted their objections to providing an Operating Permit for one or another access facility.

It should be noted that regulation of the maximum permissible human exposure levels to radiation from a source of radiation and the safety ranges from communication broadcasting installations, including a limit on the placing of radiation masts on roof terraces, is still making its way through the Knesset’s interior Committee for Environmental Quality, as part of a proposed amendment to the regulations under the Non-Ionizing Radiation Law (the "Regulations") which was accompanied by disagreements between the government ministries.

In January 2009, the Radiation Supervisor at the Ministry of Environmental Protection published guidelines regarding safety ranges and maximum permitted exposure levels with respect to radio frequency radiation, including from cellular antennae.

A discussion by the Knesset's Interior Committee for Environmental Quality on May 4, 2011 resolved to request that the Minister for Environmental Protection delete, inter alia, the instruction distinguishing between a balcony and a roof terrace with regard to the prohibition on erecting and operating a source of radiation, from the wording of the proposed amendment to the regulations. The Minister of Environmental Protection replied to the committee chair that his ministry cannot agree to the request. In view of the above, promulgation of the amendment has been delayed.

On May 31, 2011, the World Health Organization's International Agency for Research on Cancer (IARC) published an announcement to the effect that radiofrequency electromagnetic fields associated with the use of mobile phones may be carcinogenic to humans (Group 2B).

In this matter, it should be noted that from time to time, various documents are published on the websites of the Ministry of Environmental Protection at www.sviva.gov.il and of the World Health Organization at www.who.int.

It is further noted that the Ministry of Environmental Protection continuously monitors and supervises the broadcasting sites, operating a system which allows the computerized recordings from the control system at the broadcasting sites, to be used for checking and verifying that the broadcasting sites are in compliance with the Ministry's requirements.

Cellular services are provided through a cellular phone which emits non-ionizing radiation (also known as electromagnetic radiation). Consumer Protection Regulations (Information regarding Non-Ionizing Radiation from a Cellular Telephone) 2002, specify the maximum permitted radiation level for a cellular phone which is measured in units of Specific Absorption Rate (SAR) and requires that Pelephone informs its customers accordingly. To the best of Pelephone knowledge, all the cellular phones that it markets comply with the relevant SAR standards. Also see section 3.20.2E.

Chapter A (Description of Company Operations) of the Periodic Report for 2013

3.14.2	Legal proceedings

For details of material legal proceedings allegedly concerning, according to a claim made by the plaintiffs, to issues relating to electromagnetic radiation, see Section 3.17.1.B. It should be noted that Pelephone’s existing insurance policies do not cover electromagnetic radiation damage. In view of an explicit exclusion in the terms of the policy, pursuant to a global trend, it is difficult to buy significant insurance cover for this issue at a reasonable cost.

3.14.3	Pelephone's environmental risk management policy

Pelephone conducts periodic radiation tests to ascertain its compliance with permitted operating and international standards. These tests are outsourced and carried out by companies authorized by the Ministry of Environmental Protection. Pelephone applies an internal enforcement procedure for monitoring implementation of the provisions of the Non-Ionizing Radiation Law, under the supervision of a senior manager. The purpose of the procedure is to assimilate the provisions of the law and limit the possibility of violation.

3.14.4	Transparency for consumers

Pelephone is subject to relevant laws prescribing obligations to publicize and inform customers about the radiation sources that it operates and from the mobile handsets that it supplies. The Radiation Supervisor at the Ministry of Environmental Protection publishes information on the ministry's website concerning active cellular broadcasting facilities and those under construction. The Ministry for Protection of the Environment continuously monitors the cellular broadcasting facilities that Pelephone erects and operates, as it does to the other operators. Pelephone publishes information on its website regarding radiation emitted from cellular phones and Ministry of Health regulations regarding preventive caution to be taken when using cellular phones.

3.15	Restrictions on and control of Pelephone's operations

3.15.1	Statutory limitations

A.	Communications Law

The cellular services provided by Pelephone are subject to the provisions of the Communications Law and its regulations. For details of the cellular permit granted to Pelephone under the Communications Law, see section 3.15.2.

The law authorizes the Director General of the Ministry of Communications to impose financial sanctions for violations of the provisions of the law and of orders and directives issued thereunder, and for violation of the terms of the license.

B.	Wireless Telegraph Ordinance

See section 2.16.9 above, which is also applicable to Pelephone's operations.

The shortage of frequencies may also cause difficulties for the application of certain technologies (e.g. advanced technological infrastructures such as LTE – see section 3.1.5A).

For the allocation of radio frequencies to Pelephone, see section 3.8.2.

C.	Installations emitting electromagnetic radiation – see section 3.14.

D.	Consumer Protection Law

Pelephone's operations are subject to the Consumer Protection Law which regulates the obligations of an operator vis-à-vis consumers.

E.	Change in interconnect fees (call completion fees)

For details of a significant reduction in the interconnect fees paid to cellular operators, see section 1.6A.C.

Chapter A (Description of Company Operations) of the Periodic Report for 2013

3.15.2	Pelephone's cellular licenses

A.	General

Pelephone’s cellular license is valid until September 8, 202240.

Furthermore, in April 2001, the Civil Administration for the Administered Territories granted Pelephone a general license for providing cellular services in the Administered Territories. The license is valid until September 2022 and the provisions of the general license granted to Pelephone by the Ministry of Communications (with certain adjustments) are applicable to it.

Breakdown of the primary provisions of Pelephone's cellular license:

1.	Under certain circumstances, the Minister may modify the terms of the license, restrict or suspend it, and in certain instances even revoke it.

2.
The license is non-transferable and contains restrictions on the acquisition or transfer (including by way of a charge), directly or indirectly, of control or of 10% or more of any means of control in Pelephone, including a pledge on said means of control, unless the Minister has given prior consent.

3.	Pelephone is obliged to provide interconnect services to all other operators at equal terms and it must refrain from any discrimination in carrying out such interconnect service.

4.	Pelephone must refrain from granting infrastructure service priority to an affiliate licensee company (as defined in the license) over another licensee.

5.
Pelephone may not sell, lease or mortgage any of the assets used for the implementation of the license without the consent of the Minister of Communications, other than certain exceptions as set out in the license (see also Note 7.8 to the 2013 financial statements):

6.
In times of emergency, whoever is statutorily competent shall have the authority to issue Pelephone with certain instructions on its mode of operation and/or manner of provision of services (see section 3.20.2H).

7.
The license stipulates the types of payments Pelephone may bill its subscribers for with regard to cellular services, and the reports it is required to submit to the Ministry of Communications. The license also determines the Minister’s power to intervene in tariffs, in certain cases.

8.	The license obligates Pelephone to a minimum standard of service.

9.
To secure Pelephone's undertakings and to compensate and indemnify the State of Israel for any damage that may be caused by acts committed by Pelephone, Pelephone is required to furnish a bank guarantee for USD 10 million.

B.	Changes in Pelephone's license - billing for overseas roaming services

As aforesaid, the Minister may change the terms of the license, to add or delete terms. In December 2013, the Minister of Communications ordered the licenses of the cellular companies to be amended, effective from February 18, 2014. The main changes are:

1.	To block, as default, overseas browsing services for new and existing subscribers, with exceptions as stipulated.

2.	To send SMS messages to subscribers who purchased overseas roaming packages and to those who have reached a certain percentage of usage of any component of the package they purchased.

3.	To block subscribers' overseas roaming services when they reach full usage of the package they purchased.

In addition, the Ministry of Communications announced that it would examine the option of opening the overseas roaming market to competition among all the operators, whereby, for this purpose, overseas roaming services would be separate from the services that the subscribers receive from their cellular providers in Israel.

40	The text of Pelephone's cellular license is published on the Ministry of Communications website at www.moc.gov.il.

Chapter A (Description of Company Operations) of the Periodic Report for 2013

Pelephone estimates that the effect of the foregoing amendment in the cellular operators' licenses on the results of its operations, is not material.

Pelephone's foregoing estimates are forward-looking information, as defined in the Securities Law. These estimates may not materialize, may materialize in part or in a manner materially different from that forecast.

3.15.3	Site construction licensing

Pelephone’s cellular service is provided, inter alia, through cellular sites deployed throughout Israel in accordance with engineering requirements. The constant need to upgrade and improve the quality of cellular services necessitates setting up cellular sites, configuration changes and changes in existing deployment of antennae.

Pelephone uses two main types of broadcasting sites along two tracks: macro sites that require building permits from planning and construction committees (see reference below to National Outline Plan (NOP) 36) and wireless access installations (“Access Installations”), which are exempt from a building permit under Section 27 of the Communications Law and Section 266(C) of the Planning and Construction Law ("the Exemption Provision”).

Building permits under NOP 36

Licensing for the construction of cellular broadcasting sites that require building permits is governed under NOP 36, which came into force in 2002.

The NOP 36 licensing process requires, inter alia, that several approvals and permits be obtained from government authorities and regulators, including: a) An erection and operating permit from the Ministry of Environmental Protection, as set out in section 3.14.1; b) approval of the Civilian Aviation Administration in certain cases; c) IDF approval.

In addition, by law, as a condition for obtaining a permit for erecting a cellular communications broadcasting facility a deed of indemnity must be submitted to the local committee for impairment compensation claims. At the date of this update, Pelephone has deposited 234 indemnity notes with various local councils in accordance with the law.

Notwithstanding the current NOP 36 format, Pelephone (and its competitors) encounter difficulties in obtaining some of the required approvals, and in particular approvals from planning and construction authorities.

At the same time, criticism has been leveled at NOP 36 by various entities (including the argument that it is not applicable to 3G frequencies), which has led to a proposal to amend NOP 36 in a few rounds ("the Proposed New NOP 36A”).

The proposed amendment is less lenient in respect to the existing outline and is expected to complicate the licensing of the construction of cellular broadcasting sites process in this track. The amended NOP 36 is currently pending government approval.

At the date of preparing this report, Pelephone is aware of an initiative to appoint a joint technical consultant to the Ministry of the Interior and the Ministry of Communications to help review the issue of the proposed new NOP 36/A and the possible deployment of broadcasting facilities.

Access installations exempt from building permits. The second track under which Pelephone sets up broadcasting sites is the access facility track. Access installations require specific radiation permits under the Radiation Law but are exempt from building permit if they are constructed pursuant to the conditions provided in the exemption provision.

Some local authorities have disputed the applicability of the exemption provision on cellular network access installations and their use. Pelephone's position on the applicability of the exemption was accepted in a number of rulings and decisions by local affairs courts and the use of such facilities and the supporting equipment was approved. Appeals have been filed against some of these rulings and decisions, some of which are still pending before the Supreme Court.

Chapter A (Description of Company Operations) of the Periodic Report for 2013

On September 9, 2009, the Attorney General summarized his position on the legal issue of access installations, according to which the Frequency Regulations for Access Installations, which contain the building permit exemption for wireless access installations as prescribed in Section 266C of the Building and Planning Law, were duly promulgated by authority and by law.

Nevertheless, the Attorney General determined that in view of the legal and factual changes which have occurred over the years since the regulations were promulgated, and in view of their importance, which were discussed and clarified during the team's deliberations and in its report, the arrangement in its present format does not properly balance the interest of efficiency and competition with the interests embodied in the Building and Planning Law.

The Attorney General further stipulated that the Ministries of the Interior and Communications shall, by the end of October 2009, file amendments which will prescribe conditions limiting and restricting the applicability of the building permit exemption and use thereof.

On June 16, 2009, the Forum for Cellular Sanity and others filed a petition (this petition was preceded by another petition to local government dated July 2008 which centered on the issue of access installations) to the High Court of Justice (“HCJ”) for an order nisi instructing the Attorney General to explain, inter alia, why the State Prosecutor's response regarding Pelephone's application for leave of appeal must not be withdrawn, and to explain why the enforcement instructions issued to the urban claimants by the Attorney General should not be cancelled, whereby indictments are not to be filed or administrative demolition orders issued in respect of the erection and operation of cellular access installations without building permits.

On September 9, 2010, a revised statement was filed by the State to the HCJ whereby on September 7, 2010 the Minister of the Interior sent a draft of the Planning and Construction (Installation of a Cellular Wireless Communication access installation) Regulations, 2010 ("the Access Installation Regulations”) for approval to the Knesset Economics Committee. The proposed Access Installation Regulations determine highly restrictive conditions for application of the building permit exemption for a wireless access installation.

In a later revised statement filed by the State to the HCJ on September 15, 2010, the State announced that the Attorney General believes, inter alia, that due to the delay in presenting the Access Installation Regulations for additional discussion and approval by the Economics Committee, instead of an interim order, a temporary injunction should be granted for the petitions, banning construction with building permit exemption of additional wireless access installations used by the cellular licensees for providing cellular services, until the promulgation of the Access Installation Regulations and until validation of the basic arrangement set out therein. The Attorney General also clarified that the basic arrangement set out in the Access Installation Regulations reflects the desired balance between all the various considerations relevant to the matter and in light of this, if the Access Installation Regulations are approved and promulgated and the basic arrangement prescribed therein takes effect, he believes the HCJ will have no grounds for intervention to include the cellular frequency sector in the Frequency Regulations for Access Installations.

In view of the foregoing, on September 16, 2010 the HCJ handed down a temporary injunction as requested in the Attorney General's statement dated September 15, 2010, stipulating that the injunction would be valid until validation of the arrangement prescribed in the draft Access Installation Regulations or until otherwise decided. On February 16, 2011 the HCJ qualified the temporary injunction permitting the cellular companies to replace access installations which were no longer used or which were not in working order, subject to the terms laid down in the HCJ ruling. The temporary injunction remains in place until otherwise decided.

On September 30, 2013 the HCJ issued an order nisi as requested in both petitions and ordered responses to be filed.

Pelephone believes that if the Access Installation Regulations are approved as proposed, the option of using the building permit exemption track in order to erect cellular access installations will be severely restricted. A restriction of this track, together with the proposed tightening of the terms for construction of base sites in the parallel Proposed New NOP 36A track is likely to lead to noticeable tightening of obstacles restricting the construction of new broadcasting sites and access installations, and even to have an adverse effect on the quality of the cellular network.

Chapter A (Description of Company Operations) of the Periodic Report for 2013

At reporting date, Pelephone operates 473 wireless access installations.

To sum up: Pelephone’s ability to maintain and preserve the quality of its cellular services as well as its coverage is based partly on its ability to construct cellular sites and install infrastructure equipment, including broadcasting sites. The difficulties encountered by Pelephone in obtaining the permits and approvals required may have an adverse effect on the existing infrastructure, network performance and on the construction of the additional cellular sites required by the network.

Inability to resolve these issues in a timely manner is liable to prevent the achievement of the service quality targets laid down in the cellular license.

A few sites constructed years ago still lack approvals from the Civil Aviation Administration and the IDF, even though applications for such approvals were submitted a long time ago. Furthermore, there are administrative or other delays in some of the building and planning committees for issuing building permits for sites. Consequently, Pelephone operates several broadcasting sites before obtaining the requisite building permits. Building permit applications submitted by Pelephone to the building and planning authorities are at various review or approval stages.

Construction of a broadcasting site without a building permit constitutes a breach of the law and in some cases has led to the issue of demolition orders or the filing of indictments or instigation of civil proceedings against Pelephone and some of its officers.

At reporting date, in most of the above cases, Pelephone has succeeded in averting demolition or delaying execution of demolition orders in understandings reached with the planning and building authorities in an attempt to regulate the licensing gap. These understandings did not require admission of guilt and/or conviction of Pelephone's officers. Notwithstanding, there is no certainty that this situation will continue in future, or that no further demolition orders will be issued and indictments filed with regard to building permits, including against officers.

Similar to other cellular operators in Israel, Pelephone might be required to dismantle broadcasting sites before the requisite approvals and permits have been obtained, based on the dates set out in the law. Pelephone uses access installations to provide coverage and capacity for highly populated areas. If legal grounds are established requiring the simultaneous demolition of sites in a given geographic area, service in that area may deteriorate until alternative broadcasting sites can be established.

3.15.4	Antitrust

The terms of the merger between Pelephone and the Company contain various restrictions regarding cooperation between the companies which were updated in 2010 (see section 2.16.8D).

3.15.5	Standardization

Pelephone conducts routine durability and quality control tests of its facilities. The quality control and supervision do not detract from Pelephone’s responsibility towards its customers for the quality of the services it provides.

Pelephone complies with the 2008 version of Israeli ISO 9001 requirements for mobile radio telephony (cellular) services and undergoes periodic inspections by the Institute of Quality & Control (IQC) for verifying compliance with the standard. The current IQC approval is valid until December 2013.

Once a year, an inspection is conducted to ensure that Pelephone's operations comply with the requirements of the standard. The last inspection was carried out in December 2012, and was successful.

3.16	Material agreements

Pelephone has an agreement with the Ministry of Finance Accountant General (the "Accountant General") for providing the government ministries with cellular services. In April 2013 the Accountant General exercised his option to extend the existing agreement for a further two years, from February 2014 through February 2016. As at December 2013, Pelephone provides terminal equipment and cellular services to 107,000 subscribers under this agreement.

Chapter A (Description of Company Operations) of the Periodic Report for 2013

For information regarding infrastructure sharing agreements with Cellcom and Golan Telecom, see section 3.6.2C.

For information regarding the agreement with the Israel Lands Administration, see section 3.7.2B.

For information regarding the agreement with Apple, see section 3.10.1.

For information regarding the agreements with Ericsson, see section 0.

For information regarding domestic roaming agreements with other cellular operators, see section 3.6.2.

Chapter A (Description of Company Operations) of the Periodic Report for 2013

3.17	Legal proceedings41

Legal claims have been filed against Pelephone as part of the normal course of its business, including motions for certification as a class action suits.

3.17.1	Pending legal proceedings

Breakdown of proceedings for claims in material amounts and claims which could have material implications for Pelephone's operations:

	Date	Parties*	Instance	Type of Proceeding	Description	Amount of Claim (NIS million)
A	July 2008	Customer v. Pelephone	District (Tel Aviv)	A financial claim filed with a motion to certify it as a class action.
The action is for the refund of amounts which the claimants allege were over-collected from Pelephone's subscribers for past due interest, rescheduling interest for rescheduling payments, direct debit fees, voucher handling fees and commissions for voucher payment at a service center, all of which are allegedly in violation of Pelephone's license.
Approximately 240
B	May 2010	Customer v. Pelephone, Partner, Cellcom and Mirs Communications Ltd. (at present - HOT Mobile)	District (Central)	A financial claim filed with a motion to certify it as a class action.
The claimants claim that the companies are in violation of their obligations to erect cellular antenna sites of the required scope, proportion and deployment; to test and repair, and notify concerning non-ionizing radiation levels of cellular handsets after repair; and to warn against risks involved in maintaining a cellular handset. The motion contains numerous other declaratory reliefs and petitions for writs of mandamus with respect to the above matter.
In January 2013, Pelephone signed a settlement with the claimants to abandon the claim in return for Pelephone verifying and ascertaining certain matters relating to the claim and in return for the sale of earphones to customers at a reduced price for a certain period. This arrangement has been submitted to the court and is awaiting approval.
Approximately 3,680 for each of the defendants (the total amount claimed against all four companies is more than 12,000)
C	August 2010	Customer v. Pelephone	District (Central)	A financial claim filed with a motion to certify it as a class action.
The claimant claims that Pelephone should refrain from collecting Value Added Tax from customers who use its services when they are outside Israel. The motion also contains relief for an order instructing Pelephone to cease charging its customers VAT for such services which they use outside Israel, and an order instructing that the moneys collected to date be refunded.
The amount is not stipulated, but is estimated in the motion to be millions of NIS
D	December 2010.	Customer v. Pelephone	District (Central)	A financial claim filed with a motion to certify it as a class action.
The claimant alleges that Pelephone withholds from its subscribers one or more monthly benefits due to the fact that the date of the first invoice is not necessarily the same as the actual date of joining the plan. In May 2012, the court dismissed the motion to certify, and in June 2012 this ruling was appealed in the Supreme Court.
*

41	For information concerning reporting policies and materiality, see section 1.1.

Chapter A (Description of Company Operations) of the Periodic Report for 2013

	Date	Parties*	Instance	Type of Proceeding	Description	Amount of Claim (NIS million)
E	August 2011	Customer v. Pelephone, Partner and Cellcom	District (Central)	A financial claim filed with a motion to certify it as a class action.
The action addresses the charge for calls made overseas when the call time is rounded up to a whole minute, and this, as alleged by the claimant, is contrary to the provisions of the license and in violation of the law. In September 2012 the court dismissed the claim and the motion for certification as a class action. In November 2012, the applicants filed an appeal against the ruling in the Supreme Court.

						*
F	February 2012	Customer v. Pelephone, the Company, Cellcom and Partner	District (Jerusalem)	A financial claim filed with a motion to certify it as a class action.	The action relates to failure to comply with the provisions of the law with respect to people with disabilities when rendering Telecommunications services.	Approximately 361 for all the defendants. Amounts were not stipulated for each defendant.
G	March 2012	Customer v. Pelephone	District (Tel Aviv)	A financial claim filed with a motion to certify it as a class action.	The claimants allege that Pelephone makes false representations to the public by asserting that it provides internet browsing via its network at extremely high speeds while in practice the browsing speeds via Pelephone's cellular network are lower than specified. In December 2013 a settlement agreement was signed, which was filed for the Court's approval in January 2014.	242
H	May 2012	Customer v. Pelephone	District (Tel Aviv)	A financial claim filed with a motion to certify it as a class action.	The claimant alleges that Pelephone does not inform customers wishing to join its services using a handset that was not purchased from Pelephone, that if the handset does not support the 850 MHz frequency, they will only get partial reception over one frequency rather than two. On March 3, 2014, the court certified the claim as a class action, and this subsequent to Pelephone announcing its agreement (for reasons of efficiency) to conduct the claim as a class action, while retaining its arguments.	124
I	August 2012	Customer v. Pelephone, Partner and Cellcom	District (Central)	A financial claim filed with a motion to certify it as a class action.
The claimants allege that under the repair services provided by the defendants for a fee (payment per repair or a monthly fee for repair service), if a certain part in the handset must be replaced, the defendants do not provide the customer with the spare part, and this in contravention of the law. Furthermore, the defendants reuse the replaced parts when providing repair services for other customers, thus ostensibly enriching themselves twice. The action also requests writs of mandamus and declaratory relief.
						Approximately 120 for each of the defendants, in a total amount of 360.

Chapter A (Description of Company Operations) of the Periodic Report for 2013

	Date	Parties*	Instance	Type of Proceeding	Description	Amount of Claim (NIS million)
J	November 2013	Customer v. Pelephone	District (Tel Aviv)	A financial claim filed with a motion to certify it as a class action.	The claimants allege that Pelephone does not grant the same perks to all its customers, thereby distinguishing between those customers that they allege Pelephone considers to be highly valuable and others, which they claim is in breach of Pelephone's license and the law. They also request as remedy that Pelephone refrain from granting such perks.	300

*	The amount of the claim is not stipulated or the action is not a financial claim.

Legal proceedings that ended during the Reporting Period

	Date	Parties*	Instance	Type of Proceeding	Description	Original Amount of the Claim (NIS in million)
A	January 2012	Customer v. Pelephone	District (Tel Aviv)	A financial claim filed with a motion to certify it as a class action.	The claimants alleged that Pelephone unlawfully revised service tariffs for business customers. In February 2013 the Court resolved to dismiss the action and motion to certify it as a class action. In July 2013 the Supreme Court dismissed the appeal filed with it against the District Court judgment.	381
B	August 2012	Customer v. Pelephone	District (Central)	A financial claim filed with a motion to certify it as a class action.	The claimants contend that Pelephone unlawfully collects a monthly fee from its customers for payment by direct debit. In February 2013 the Court resolved to approve withdrawal of the claim and the motion for certification as a class action.	161
C	September 2012	Customer v. Pelephone	District (Tel Aviv)	A financial claim filed with a motion to certify it as a class action.	The claimants allege that Pelephone does not provide call details in the phone bill, and this is contrary to the instructions of the Ministry of Communications and the provisions of Pelephone's license. In February 2013, the motion to certify a class action was struck out by the Court due to inaction.	109
D	September 2012	Customer v. Pelephone	District (Central)	A financial claim filed with a motion to certify it as a class action.
The claimants allege that Pelephone unlawfully collected moneys for the cost of a cellular handset, phone line that was cancelled, browsing services, various services and for billing costs and voucher fees. In March 2013 the Court approved withdrawal of the claim and motion to certify as class action (it is noted that there are currently class action proceedings against Pelephone whereby some of the causes of action claimed therein are similar to some of those alleged in this action (see line A in the table in section 3.17.1)).
						57 With the addition of 0.01 with respect to mental anguish for each of the members of the group.

Chapter A (Description of Company Operations) of the Periodic Report for 2013

	Date	Parties*	Instance	Type of Proceeding	Description	Original Amount of the Claim (NIS in million)
E	March 2011	Customer v. Pelephone	District (Central)	A financial claim filed with a motion to certify it as a class action.	The claimants allege that Pelephone intentionally conceals significant limitations pertaining to benefits for selected destinations and even acts in contravention of the communications agreement with respect to these destinations. In June 2013 the Court approved a settlement between the parties under which Pelephone will credit its customers in amounts that are not material.	122
F	February 2013	Customer v. Pelephone	District (Nazareth)	A financial claim filed with a motion to certify it as a class action.	It is alleged that due to a nationwide failure of Pelephone's network on February 3, 2013, the plaintiff, as well as other Pelephone customers, was disconnected from Pelephone's services for several hours. In June 2013 the Court dismissed the motion on grounds of an existing class action being conducted against Pelephone with the same cause of action (see line G in this table)). In July 2013 the applicant appealed to the Supreme Court, which dismissed the appeal in December 2013 (due to the applicant's failure to deposit guarantees).	450
G	February 2013	Customer v. Pelephone	District (Jerusalem)	A financial claim filed with a motion to certify it as a class action.	It was alleged that the applicant (and the alleged group) incurred damages as a result of the network failure on February 3, 2013. In January 2014 the Court dismissed the applicant's personal claim and the motion to certify a class action.	160

Chapter A (Description of Company Operations) of the Periodic Report for 2013

3.18	Business Goals and Strategy

Pelephone’s main strategic objectives are:

3.18.1	Streamlining operations and revising Pelephone's cost structure.

3.18.2	Becoming market leader for data services and complementary products.

A.	Marketing of value-added supplementary services for browsing, such as anti-virus, backup and data storage, Musix and video services.

B.	Increasing data transmission speeds and maintaining the leading image as the company with the fastest network in Israel.

C.	Increasing data service revenues.

D.	Sale of data products such as tablets, laptops and smartphones.

3.18.3	Recruitment and retention of quality customers.

3.18.4	Increase customer satisfaction

3.18.5	Constant improvement of network infrastructures

3.19	Outlook for developments in the coming year

In 2014, a number of factors are expected to affect Pelephone’s activities, the main ones being:

3.19.1	Continuation of the fierce competition and price wars

Pelephone expects that the price wars between the operators will continue in 2014.

3.19.2	Cellular network innovations

In 2014, Pelephone expects to continue investing in its cellular network and establishing its position as a high speed, top quality and cutting-edge network. Together with the investment in the network, Pelephone expects to launch and promote several services which will increase its revenues and image advantage over its competitors. These services include anti-virus, data storage and backup, musix and video services, and browsing packages for tablets and cellular modems (Netstick).

3.19.3	Increase in Pelephone subscribers' consumption of services

Pelephone expects that due to the erosion of tariffs and increase in number of subscribers using smartphones, the trend of increasing data communications consumption and AMPU will continue.

3.19.4	Allocation of LTE frequencies

Pelephone expects that during the coming year the Ministry of Communications will make progress on the tender for the allocation of LTE frequencies and may actually allocate them.

3.19.5	Infrastructure sharing agreements

Pelephone expects that during 2014 the Ministry of Communications and the Antitrust Commissioner will set down policy regarding the infrastructure sharing agreements between Pelephone, Cellcom and Golan Telecom, and between Partner and HOT Mobile.

Pelephone's above assessments of developments during the year to come are forward-looking information as defined in the Securities Law. These assessments are based, inter alia, on the state of competition in the cellular sector, the existing regulatory situation and the manner in which innovative changes are implemented in regulation. These assessments may not materialize or may materialize in a manner materially different from that described, depending, inter alia, on the structure of competition in the market, changes in consumption habits of cellular customers and regulatory developments in the segment.

Chapter A (Description of Company Operations) of the Periodic Report for 2013

3.20	Discussion of Risk Factors

Risk factors deriving from the macro-economic environment, the unique qualities of the sector in which Pelephone operates, and risk factors specific to Pelephone.

3.20.1	Macroeconomic risks

Exposure to changes in exchange rates, interest rates and inflation – Pelephone is exposed to exchange rate risks as most of its terminal equipment, accessories, spare parts and infrastructure equipment are purchased in USD, whereas Pelephone's revenues are in NIS. Erosion of the NIS against the USD may affect Pelephone's profitability if it is unable to adjust selling prices at short notice. Pelephone's CPI linked loans and debentures bear fixed interest rates, consequently interest rate changes may affect their fair value but not their book value.

3.20.2	Sector-specific risks

A.
Investments in infrastructure and technological developments – the cellular market in Israel and worldwide is characterized by substantial capital investments in the deployment of infrastructure and in subscriber equipment. The frequent technological developments in infrastructure and terminal equipment and the fierce competition in diverse market segments impose a heavy financial burden on the companies operating in the market, requiring them to periodically upgrade their infrastructure technology or to launch new equipment and devices into the market at heavy costs.

B.
Customer credit – Pelephone’s sales to its customers are mostly credit-based. Most of this credit, which is not covered by either insurance or sureties, is exposed to risk. It is noted that the credit is spread among a large number of customers and Pelephone's collection mechanisms are efficient and competent.

C.
Regulatory developments – the industry in which Pelephone operates is subject to legislation and standardization relating to issues such as the environment, increased competition, tariffs, product warranty and repair, etc. Regulatory intervention in the industry may materially impact Pelephone's structure of competition and operating costs. If the current format of the infrastructure sharing agreement between Pelephone, Cellcom and Golan Telecom (see section 3.6.2C) is not approved, this may adversely affect the potential for reducing Pelephone's operating expense over time. Such regulation may, inter alia, make it significantly more difficult to construct cellular sites, impairing network quality, and increasing the costs of services and marketing, which could erode Pelephone's profit margins. Furthermore, regulatory intervention and the uncertainty it entails may have an adverse effect on Pelephone’s ability to plan its business activity.

D.	Competition - the cellular market in Israel is highly saturated and fiercely competitive, and is exposed to risks as a result of technological and regulatory developments (see section 3.6).

E.
Electromagnetic radiation – Pelephone operates hundreds of broadcasting facilities and sells electromagnetic radiation emitting terminal equipment (see Section 3.14). Pelephone is taking measures to ensure that the levels of radiation emitted by these broadcasting facilities and terminal equipment do not exceed the radiation levels o permitted in the  Ministry of Environmental Protection guidelines (the levels adopted are based on international standards). Even though Pelephone acts in accordance with the Ministry of Environmental Protection guidelines, if health risks are found to exist or if the broadcasting sites or terminal equipment are found to emit radiation levels exceeding the permitted radiation standards, thereby constituting a health hazard, this may have an adverse effect due to reduced consumption of Pelephone’s services, difficulty in renting sites, compensation claims for physical and property damages in substantial amounts and attempts to exercise the deeds of indemnity deposited with the planning authorities with respect to section 197 of the Planning and Construction Law. Pelephone’s third-party liability policies do not currently cover electromagnetic radiation.

F.
Site licensing – establishing and operating cellular antennae require building permits from various planning and building committees, a process that involves, inter alia, obtaining several approvals from State entities and regulatory bodies. For further details of the difficulties Pelephone encounters when erecting and licensing sites, see section 3.15.3. These difficulties may impact the quality of the existing network and especially the deployment of the new network.

Chapter A (Description of Company Operations) of the Periodic Report for 2013

G.
Serious malfunction of information systems and engineering systems - Pelephone's information systems are networked throughout the country through designated communications lines and through the internet. Pelephone's business is highly dependent on these systems. Wide scale malicious damage (e.g.: viruses and cyber- attacks) or widespread malfunction may adversely affect Pelephone's business and its results.

H.
State of emergency - during an emergency, legislative provisions and certain provisions of the cellular license empower competent authorities to take necessary measures for ensuring the security of the State and/or public safety, including: obligating Pelephone (as a cellular license holder) to provide services to the defense forces, the appropriation of engineering equipment and facilities belonging to Pelephone, and even to take control of the system.

3.20.3	Pelephone’s risk factors:

A.
Property risks and liabilities – Pelephone is exposed to various property risks and liabilities. Pelephone employs the services of an external professional insurance consultant specializing in this field. Pelephone has insurance policies that cover the regular risks to which it is exposed with restriction on the terms of the policies, such as various property insurances, various liability insurances, loss of profit cover, third-party cover and officers liability insurance. Nonetheless, Pelephone's insurance policies do not cover certain types of risk, including certain faults arising from negligence or human error, radiation risks, terror, etc.

B.
Serious malfunctioning of the communications network – Pelephone’s communications network is spread throughout the country via core network sites, antenna sites and other systems. Pelephone’s business is totally dependent upon these systems, some of whom are not backed up. Wide scale malicious damage or malfunction might adversely affect Pelephone’s business and results.

C.
Damage by force majeure, war, catastrophe - any damage to the switching farm and/or servers used by Pelephone for its core activities could have an adverse effect on Pelephone’s business and its results.

D.
Legal proceedings – Pelephone is a party in legal proceedings, including class actions, which may result in it being liable for material amounts that cannot presently be estimated and no provision has been made in Pelephone’s financial statements for these proceedings. Class action suits may reach high amounts, since approximately one third of the residents of Israel are Pelephone consumers, and a claim relating to a small amount of damage to a single consumer could grow into a material claim against Pelephone if certified as a class action applicable to all or a large proportion of those consumers.

E.
Labor relations - Pelephone has signed a collective agreement with the New General Federation of Workers and with the employees' committee which applies to most of its employees. Implementation of the collective agreement may reduce managerial flexibility and incur additional costs for Pelephone (see section 0).

F.
Frequency spectrums - 850 MHz and 2100 MHz Pelephone's frequency inventories may be inappropriate for applying certain cellular telecommunication technological developments which could make it difficult for Pelephone to implement such new technologies. This could have an adverse effect on Pelephone's competitive status, considering that other licensees have a different frequency inventory, some of which might be appropriate for these technologies, and on the difficulties entailed in the allocation of new frequencies (see Section 03.15.1B). Furthermore, the frequencies are exposed to interference and could impair the service quality of the networks operated by Pelephone. Among the factors that could cause interference it should be noted that the 850 MHz frequency spectrum is also used for terrestrial television broadcasts, thus television stations throughout the Middle East broadcasting over the same frequencies cause interference in Pelephone’s 850 MHz UMTS/HSPA network. Furthermore, the Jordanian networks also use the same 2100 MHZ frequency spectrum that Pelephone uses and in view of the limited cooperation between the operators in Jordan and Pelephone, this could have an effect.

Chapter A (Description of Company Operations) of the Periodic Report for 2013

The chart below grades the impact of the foregoing risk factors on Pelephone's operations, as assessed by Pelephone's management. It should be noted that Pelephone's assessments of the extent of the impact of a risk factor reflect the scope of the effect of such risk factor, on the assumption that it the risk factor will be realized and the foregoing does not express an assessment or give weight to the chances of its realization as aforesaid. The order in which the risk factors appear above and below is not necessarily based on the extent of the risk42.

Summary of risk factors - cellular telephony

Effect of risk factor on Pelephone’s activities as a whole Risk factors
	Major	Moderate	Minor
Macro risks
Exposure to changes in the exchange rates, interest rates and inflation			X

Sector-specific Risks
Investments in infrastructures and technological changes	X
Customer credit		X
Regulatory developments	X
Competition	X
Electromagnetic radiation	X
Site licensing	X
Severe malfunctions in information systems	X
State of emergency	X

Pelephone’s risk factors:
Property risks and liabilities			X
Severe malfunctions in the communications network	X
Natural disasters	X
Legal proceedings		X

Difficult labor relations		X
Frequency spectrums		X

The information contained in Section 3.20 and Pelephone's assessments of the effect of the risk factors on its operations and businesses is forward-looking information as defined in the Securities Law. The information and assessments rely on data published by the Ministry of Communications, Pelephone's assessments of the market situation and its competitive structure. Actual results may differ significantly from these assessments if a change occurs in any of the factors taken into account in the assessments.

42	See footnote 36.

Chapter A (Description of Company Operations) of the Periodic Report for 2013

4.	Bezeq International – International Telecommunications, Internet and NEP services

4.1	General

4.1.1	Structure and changes in segment of operations

Bezeq International operates in a number of key areas: providing ISP services; international telecommunications services; domestic telephony services based on a VoB infrastructure; NEP services; as well as providing ICT (infrastructure and communication technologies) solutions and data transmission and PBX services.

Bezeq International's international telecommunications services, similar to those of its competitor international operators, are provided primarily via the domestic networks of the Company and of HOT and the cellular networks, for connecting the subscriber to the international exchange network. For information regarding the hearing announced by the Ministry of Communications concerning new regulation of the international telecommunications market see section 1.6.2.

4.1.2	Legislative and statutory restrictions applicable to Bezeq International

Bezeq International's segment of operations is primarily regulated by the Communications Law and its regulations, and the ITS licenses granted to Bezeq International (see Sections 4.13.1 and 4.13.2).

For key regulatory developments applicable to Bezeq International, see section 4.13.4.

4.1.3	Changes in the segment's volume of operations and profitability

For information regarding changes in the volume and profitability of Bezeq International's operations, see section 1.4.40.

4.1.4	Market developments and customer characteristics

The international telecommunications market in Israel, which has in recent years seen a decline in incoming and outgoing call volume, has been slowly reviving since the last quarter of 2012 due to service bundles offered by the cellular companies that include international calls. In 2013, growth rate (in minutes) was 5% compared with an annual decline of 1.6% in 2012.

The internet market in 2013 continued its growth rate slowdown trend due to the high rate of penetration (approximately 71% of Israeli households are connected to the internet), together with a rise in consumer browsing rates. Generally, the increase in demand for high speed browsing requires Bezeq International to periodically increase its operating capacity via its Jonah submarine cable and the international capacity rights it acquires (for information regarding other Bezeq International infrastructure providers, see section 4.9.2).

4.1.5	Main entry and exit barriers

A.
The main entry barrier of the international call market is the need for an ITS license under the Communications Law and investment in infrastructure (the volume of investments in infrastructure is lower than the volume of investments in a domestic carrier or cellular infrastructure), which is affected by frequent technological changes. However, changes in licensing policies as set out below, and expanded use of VoIP technology, significantly reduces the effect of these barriers.

B.	The main entry barrier of the data and internet services market is the investment in infrastructure (international capacity, internet access and a broad service network).

C.
The main exit barriers for these markets are long-term agreements with infrastructure suppliers and long term return on investments. Furthermore, Bezeq International is committed to providing service to its customers throughout their contract period.

Chapter A (Description of Company Operations) of the Periodic Report for 2013

4.1.6	Alternatives for Bezeq International products and the international telecommunications market competition structure and applicable changes

In the international telecommunications market, VoIP technology enables transmission of international calls over the internet for users of this technology, and for TDM network users, through software products (such as Skype) and services of overseas communication providers, and the attractive cost of these services (including the lack of user fees) has led to steady growth in the number of users, and as a result, to a decline Bezeq International's revenues.  At the same time, there are currently eight international telecommunication operators on the market that have ITS licenses from the Ministry of Communications for providing Bezeq International services.

For information regarding the hearing announced by the Ministry of Communications concerning new regulation of the international telecommunications market see section 1.6.2.

4.1.7	Structure of competition in the sector and applicable changes

In the internet access sector, some 40 companies have so far been granted ISP licenses, among them are five international call license holders and all the cellular operators.

For further information regarding competition in the sector, see section 4.6.

4.2	Products and Services

Description of the main products and services provided by Bezeq International.

4.2.1	Internet services

In the internet services sector Bezeq International provides internet access services for private and business customers, including requisite terminal equipment and support over DSL based transmission and cable infrastructure; hosting services offering site and server storage services at a designated installation, including value added services (such as monitoring and control); information security services; internet and LAN network connection security using required terminal equipment or software, including monitoring; data services including international IP based data communication solutions for business customers with global deployment; and high speed Wi-Fi services, including public hotspots.

Bezeq International provides these internet services primarily via its exclusive wholly-owned Jonah submarine cable, launched in December 2011. As aforesaid, Bezeq International is the only ISP operating in Israel that owns infrastructure.

4.2.2	Voice (telephony) services

In the voice services sector Bezeq International provides international direct dialing (IDD) services to business and private customers; toll-free dialing overseas for business customers; international call hubbing and routing services - transferring international calls between foreign telecommunication providers (worldwide); phone-card services enabling prepaid and postpaid dialing from Israel overseas and from abroad to Israel, and the 1809 service which allows dialing from Israel to other countries. In addition, Bezeq International provides domestic telephony services using VoB (Voice over Broadband) access through BIP.

4.2.3	International data services

Providing international data communication solutions for business customers including customized global deployment.

Customers can select from a range of the most advanced data communication methods worldwide via Bezeq International's submarine cable (in this regard, see section 4.2.1) and the optic cables deployed from Israel to Europe over which Bezeq International has long-term user rights, and through its business partnerships with leading global telecom providers such as British Telecom, which provide its customers access to their sophisticated global network services.

In addition to the foregoing services, Bezeq International offers ITS licensees to provide Bezeq International's services and ISP licensees the use of its international capacities (through leasing or by purchasing indefeasible rights of use), over Bezeq International's submarine cable, and the user rights it acquired in European terrestrial infrastructures and in other international networks.

Chapter A (Description of Company Operations) of the Periodic Report for 2013

4.2.4	ICT solutions for business customers

Bezeq International provides ICT (Information and Communication Technology) solutions for business customers. These ICT solutions include a broad range of communication services such as server and site hosting services, maintenance and technical support services, networking and system services, out-tasking and outsourcing services, security and risk management services, IP based services, exclusive state-of-the-art cloud computing services, online backup services and sale of equipment.

4.2.5	PBX services

Bezeq International markets and maintains communication systems for the entire the Israeli market, and PBX exchanges, telephony networks and IP communications for its business customers. As part of its service contracts, Bezeq International provides maintenance services for various PBX exchange manufacturers. These services are given for gateways, PBX exchanges and network end points (NEP) for lines used as both internal and external lines.

4.3	Revenue

Breakdown of Bezeq International’s revenue (in NIS millions):

	2013	2012	2011
Voice services	401	383	413
% of total revenue	27.98%	28.58%	30.51%
Revenue from business internet and telecommunication services (ISP, PBX, ICT, data)	1,032	957	941
% of total revenue	72.02%	71.42%	69.49%
Total revenue	1,433	1,340	1,354

4.4	Customers

Breakdown of revenue from private and business customers (in NIS million):

NIS million	2013	2012	2011
Revenue from private customers	535	538	528
Revenue from business customers	898	802	826
Total revenue	1,433	1,340	1,354

4.5	Marketing, distribution and service

4.5.1	Marketing

The marketing division concentrates all its activities around a few routine service providers, amongst them the PR firms representing Bezeq International, through which Bezeq International also remains in contact with the various advertising media and production companies. Bezeq International believes that the loss of contact with any of its routine advertising or marketing service providers will not have a significant effect on its marketing and distribution channels.

4.5.2	Private market sales channels

A.	Recruitment and retention call centers for internet and telephony service customers.

B.	A national direct sales network offering door-to-door service, and operating points of sale and customer management.

C.	Customer technical support and service provided through service and support call centers.

Chapter A (Description of Company Operations) of the Periodic Report for 2013

D.	A distribution channel that includes external points of sale and field networks of resellers and dealers.

E.	Sale of Bezeq International services by The Company as part of joint service bundles (see section 1.6.2B).

4.5.3	Business market sales channels

These channels include customer recruitment centers, business service and solution centers, and customer managers, based on customer type

4.6	Competition

4.6.1	Internet access services

A.	The market operators are Bezeq International, 013 Netvision which merged with Cellcom, 012 Smile, which merged with Partner, Hot Net and two minor niche players whose market share is not material.

Bezeq International estimates that its share of the internet access market at December 31, 2013 is 40.6%43 compared with a market share of 38.77% at December 31, 201244.

B.	General characteristics of competition in 2013

1.	High penetration rate - at the beginning of 2013, approximately 71% of Israeli households were connected to the internet, based on Central Bureau of Statistics data.

2.	Rate erosion -

3.	HOT frequently collaborates with Bezeq International’s direct competitors. Furthermore, HOT has independent internet access operations through Hot-Net.

C.	Developments in 2013

1.
Upgrade of internet infrastructures (the Company and HOT) and increased speeds offered to customers (the Company’s NGN network) enables internet access providers and infrastructure providers to offer a range of speeds from 10MB through 100MB.

2.	Strengthening of the trend of selling service bundles.

3.	Continuation of the rising trend in value-added services sales.

4.	Due to market saturation, emphasis is given to strengthening customer loyalty.

4.6.2	International telephony services

A.
As at the end of 2013, there are eight players on the market (amongst them: 014 Bezeq International, 013 Netvision, -12 Smile, Golan Telecom International Ltd. and Hot Mobile International Communications Ltd).

Bezeq International estimates that its market share for outgoing international calls at December 31, 2013 is 21.2% compared with a market share of 24.6% at December 31, 201245.

B.	General characteristics of competition in 2013:

1.	Increase in the volume of calls, since the fourth quarter, subsequent to the sale of unlimited packages (see section 4.1.4) together with erosion of tariffs.

2.	Competition is focused on specific population sectors.

43	This market share estimate is based on the assumption of an increase of 15,000 infrastructure customers during the fourth quarter of 2013, based on the growth figures published by the Company and HOT.

44
Bezeq International's estimate of its internet access market share at December 31, 2012 is based on calculating the ratio between the number of its subscribers, and the total number of ISP subscribers (based on public figures for the Company and HOT).

45	Based on the Ministry of Communications publication of figures for outgoing calls.

Chapter A (Description of Company Operations) of the Periodic Report for 2013

3.	The product is a commodity.

4.6.3	Communication solutions for the business sector

With the aim of increasing revenues from business customers, Bezeq International continues to provide ICT services, providing comprehensive system, networking, IT, hosting, voice, data, ISP, wireless, and cloud computing solutions.

Bezeq International has adopted a comprehensive solution model with a single contact person, fully responsible for the process, dealing with the customer (one service provider, one responsibility).

Since December 2011, Bezeq International uses its wholly-owned submarine optic communications cable between Israel and Italy.

The international capacity passing through Bezeq International's submarine cable serves the needs of Bezeq International and its various customers in addition to the Med Nautilus network capacity for which Bezeq International purchased user rights in the past. Bezeq International is the only ISP in Israel that owns a submarine cable.

A.
In the ICT sector Bezeq International competes with competitors such as Binat, Teldor, IBM and others. In 2013 Bezeq International continued to establish its position in the ICT market and gained recognition and endorsement from leading global suppliers in the market.

B.
NEP services - the traditional telephone exchange sector includes a large number of competitors and fierce competition which has given rise to erosion of service prices. The prominent competitors are Teldor Communications, Tadiran, Eurocom, GlobeCall and Tel-Yad. Data communications and IP telephony sector (adapting switchboards and terminal equipment to IP technology) is characterized by the entry of new players from the IT world. Such companies include Binat, Teldor, MalamTeam, IBM. These companies are substantially different from traditional NEP companies and are on a higher technological level. Telecommunication companies are also conglomerating and new operators are entering the market with the intention of providing customers with comprehensive communications solutions that include telephony, transmission, data communications, internet, information security, etc.

4.6.4
Bezeq International promotes its business with emphasis on differentiating it from its competitors as the owner of its own international infrastructure (Jonah cable) for its customers' traffic providing high quality browsing performance, as well as its leading customer service.

4.6.5	The fact that, contrary to some of its competitors, Bezeq International is unable to offer its services as part of a non-detachable communications services bundle, adversely affects its operations.

4.7	Property, plant and equipment

Bezeq International uses Veraz SoftSwitch switches. These switches are used to route Bezeq International’s voice traffic. The value-added services, including dialing cards, are based on an intelligent network (IN).

Bezeq International’s technological infrastructures, which support voice, data and internet systems, are deployed at five sites, inside and outside Israel, inter alia, to provide services with high survivability.

Bezeq International has long-term agreements for the lease of the two main buildings in which it is based.  With respect to one of the buildings, an agreement was signed in June 2013 to extend the rental period for a further 10 years, with exit options for Bezeq International. The rental period of the other building is until 2015 (with four equal extension options until 2023).

4.8	Human capital

Breakdown of the Bezeq International employees in 2012 and 2013:

Chapter A (Description of Company Operations) of the Periodic Report for 2013

	Number of employees
	December 31, 2013	December 31, 2012
Head office employees	1,231	1,261
Sales and service representatives	776	841
Total	2,007	2,102

Organizational structure

The following chart presents the organizational structure of Bezeq International:

All Bezeq International employees are employed under standard personal contracts based on their professions and the positions they fill. The salary structure for some of them contains a performance-linked component of commissions and incentives.

4.9	Suppliers

4.9.1	Foreign operators

Bezeq International has collaboration agreements with some 200 foreign operators, under which Bezeq International transfers to and from these operators international calls (including outgoing calls from Israel, incoming calls to Israel and calls between various destinations outside of Israel) to some 240 destinations worldwide.

4.9.2	Capacity providers

Bezeq International is dependent upon the Company for domestic capacity to provide its services.

Under its agreement with Med Nautilus, Bezeq International purchased indefeasible right of use, in part non-specific which cannot be specifically attributed, of the communication capacity transferred via the submarine cable system operated by Med Nautilus between Israel and Europe for a period of up to 15 years from the date on which it started using this capacity (with an option to extend the period of use). The periods of use are at least until 2017 – 2027, depending on the date of the start of use of the capacity. Bezeq International paid for these rights of use in a lump sum payment shortly before the date on which it started using the capacity.

Chapter A (Description of Company Operations) of the Periodic Report for 2013

As Bezeq International primarily uses its own submarine cable, the Med Nautilus capacity is used mainly for backup.

4.10	Working capital

The working capital in Bezeq International's 2013 financial statements is made up from current assets such as cash and cash equivalents, trade receivables, other receivables, current tax assets and inventories, amounting to NIS 494 million; less total current liabilities such as current maturities of loans from the Company, trade payables, other payables and provisions, amounting to NIS 311 million.

4.11	Financing

As at publication date of this report, Bezeq International has no bank liabilities and it does not use its approved line of credit. In recent years, Bezeq International's financing sources are positive cash flows from operating activities and loans it receives from the Company (Bezeq International's parent company).

4.12	Taxation

See also Note 6 to the 2013 financial statements.

4.13	Restrictions and supervision of Bezeq International's operations

4.13.1	Legislative restrictions

Under the Communications Law, telecommunications operations and provision of telecommunications services, including international telecommunications services and internet access services, require licenses from the Minister of Communications. The Minister is authorized to amend the license terms, to add to or detract from them, while taking into account, inter alia, the government’s telecommunications policy, public interest considerations, the licensees ability to provide services, contribution of the license to competition in the telecommunications industry, and the level of service in the market.

The law authorizes the Director General of the Ministry of Communications to impose financial sanctions for violations of the provisions of the law and of orders and directives issued thereunder, and for violation of the terms of the license.

4.13.2	Licenses

A.	International Telecommunications Service (ITS) license46

For providing voice (international telephony) and data services, Bezeq International operates in accordance with its ITS license which is valid until 2022. Pursuant to the Ministry of Communications requirements, Bezeq International provided a bank guarantee of NIS 10.3 million in compliance with the terms of this license.

B.	Special Domestic Carrier license

BIP provides domestic VoB telephony services under a special domestic carrier license that is valid until February 8, 2029. Pursuant to Ministry of Communications requirements, Bezeq International provided a bank guarantee of NIS 11.3 million in compliance with the terms of this license.

C.	Special ISP license for providing internet access services

Bezeq International has a special ISP license for providing internet access service that is valid until August 29, 2014. 47

D.	NEP license

Bezeq International provides NEP services under this license which is valid until April 30, 2015.

46	The text of the international carrier license is published on the Ministry of Communications website at www.moc.gov.il.
47	Bezeq International will take measures to extend the license on the prescribed date.

Chapter A (Description of Company Operations) of the Periodic Report for 2013

4.13.3	Interconnect payments

For information concerning interconnect fees paid to domestic carriers and cellular operators, including the reduction of interconnect fees to cellular operators as of 2011, see section 1.6.3C.

4.13.4	Key regulatory developments

A.	For possible changes in the communications market that could also affect Bezeq International as a consequence of policy to increase competitiveness, see section 1.6.3.A.

B.
For information regarding the hearing announced by the Ministry of Communications in October 2013 concerning new regulation of the international telecommunications market see section 1.6.2. Resolutions adopted subsequent to this hearing could have significant effects on the structure of competition in the international telecommunications sector, and consequently also on the results of Bezeq International's operations in this sector. At this stage Bezeq International is unable to estimate the scope of this effect, which depends, inter alia, on the type of resolutions that will be adopted subsequent to the hearing.

C.
In November 2012 the Ministry of Communications decided that VOC/VOB services will be regulated through a general or special domestic carrier license, accordingly, and not through a MVNO license. Bezeq International obtained permission to market these services under its special domestic carrier license, but at this stage it does not use this authorization. This decision could have a positive impact on Bezeq International’s operations if and when it can offer the services to its customers. Also see section 2.6.1C.

D.	Amendment to ISP license

Under the amendment to the special ISP license that Bezeq International received from the Ministry of Communications, which came into effect gradually from December 2, 2012 through May 1, 2013, provisions were added concerning the format of subscriber contracts, conditions for executing remote transactions and transactions in the presence of the parties, provisions for documenting a subscriber's application for service, provisions for refund in the event of overcharge or services that were not requested, conditions for discontinuing the service, provisions concerning the billing format and sending bills to subscribers, provisions concerning the option to contact the ombudsman, provisions concerning the possibility of changing tariff plans, provisions for collecting subscriber debts, provisions concerning the treatment of subscribers' complaints and the obligation to document and submit documents with regard to such treatment, and provisions concerning the obligation to publish information concerning tariff plans.

E.	Amendment to the Communications Law with respect to filtering of offensive content

In August 2012, the Ministry of Communications amended the ISPs licenses (fixed and mobile), adding provisions to the licenses concerning filtering of offensive sites and content, as a supplementary measure to the provisions of the law with regard to this issue. The amendment stipulates that a license holder will be required, inter alia, to inform its subscribers about offensive websites and content which are not suitable for children and teenagers, and to include details of methods for blocking access to such sites and content. Likewise, the license holder must offer its subscribers an effective service for filtering offensive sites and content, for no additional payment.

In December 2013 the Ministerial Committee on Legislation approved amendments in a bill concerning the ISPs obligation to inform their customers about internet risks. The primary change to the existing law in the new bill is the expansion of the information to be provided to customers concerning offensive content and the available means of protection against them (free filtering software apps, an obligation that already exists), the obligation to advertise filtering services on their homepage according to the size of the ad (this obligation already exists, other than the size of the ad) and the option will be reviewed for requiring the companies to invest a fixed annual amount in promoting awareness of this issue.

F.	For information concerning the hearing announced by the Ministry of Communications with regard to uniform licensing, see section 1.6.1.

Chapter A (Description of Company Operations) of the Periodic Report for 2013

4.14	Joint venture agreements

Bezeq International has an exclusive partnership agreement with British Telecom (BT) for providing global communications services to Israeli and multi-national companies operating in Israel. Under this agreement, Bezeq International will operate as a BT Alliance partner in Israel and will market a range of BT's global IT services and products (such as global data communication networks, MPLS and international access lines).

Chapter A (Description of Company Operations) of the Periodic Report for 2013

4.15	Legal proceedings48

During its normal course of business, legal claims have been filed against Bezeq International, including motions to certify class actions.

4.15.1	Pending legal proceedings

	Date	Parties*	Instance	Type of Proceeding	Description	Amount of Claim (NIS million)
A	2008	Customer v. Bezeq International and other international operators	District (Central)	A financial claim filed with a motion to certify it as a class action.
Four claims, which were consolidated to form one suit relating to the use of international phone cards for dialing to destinations in the Philippines, Thailand and Nepal. The plaintiffs, who are foreign workers, claim that the phone cards provide an average of 50% of the time units indicated to the purchasers of the cards, Bezeq International also deducts call time for time unsuccessfully spent attempting to call someone, contrary to the declaration does not charge for units of round minutes, provides misleading information about the number of units on the card and formed a cartel with other international telecommunication companies regarding raising the prices for phone cards. The plaintiffs seek court recognition to file their claim as a class action on behalf of a group that includes anyone who purchased the relevant type of phone cards during the seven years prior to filing the claim and throughout the duration of the proceedings. The plaintiffs also petitioned the court to order Bezeq International to cease its foregoing conduct. In November 2010, the court recognized the motion to certify a class action on the grounds of deception. Nonetheless, the court dismissed part of the causes of action and determined that the deception ended after the purchase of several phone cards. A leave to appeal filed by Bezeq International was denied in September 2012 due to the settlement agreement signed between the other defendants in the proceedings and the plaintiffs.
						1,159
B	December 2011.	Customer v. Bezeq International	District (Central)	A financial claim filed with a motion to certify it as a class action.
According to the plaintiffs, during October 2011, Bezeq International failed to provide its internet customers with the browsing speed it had undertaken in the contract. The plaintiffs claim refund of the monthly fees and compensation for mental anguish.
						Approx. 120
C	February 2012	Customer v. Bezeq International and other international operators	District (Tel Aviv)	A financial claim filed with a motion to certify it as a class action.	Similar to the foregoing in line A above, the plaintiffs allege that the defendants misled customers who purchased overseas dialing services by means of pre-paid international phone cards, with respect to the number of minutes on the card.	2,700

48	For information concerning reporting policies and materiality, see section 1.1.

Chapter A (Description of Company Operations) of the Periodic Report for 2013

4.15.2	Legal proceedings which ended during the reporting period or by the date of publication of the report

	Date	Parties*	Instance	Type of Proceeding	Description	Amount of Claim (NIS million)
A.	May 2009	Customer v. Bezeq International	District (Tel Aviv)	A financial claim filed with a motion to certify it as a class action.
The plaintiff filed against raising of the tariffs for internet access services following the first year and charging for services the plaintiff claims were not ordered. In June 2011 the court dismissed the claim and the motion to certify as a class action. The plaintiff's appeal against the foregoing judgment was dismissed in October 2013.
approx. 216

Chapter A (Description of Company Operations) of the Periodic Report for 2013

4.16	Objectives, business strategy and projected developments

Bezeq International set itself the goal of continuing to lead the basic internet services market in Israel for private and business customers, while maintaining its revenues in its traditional markets:

4.16.1
To continue its leadership in the internet access market with emphasis on further differentiation of Bezeq International based on its network performance and the quality of the customer services it provides.

4.16.2	To intensify and expand its cloud-based solutions.

4.16.3	To strengthen its status as one of the leading ICT players in Israel.

4.16.4	To increase customer satisfaction by strengthening and expanding service openings (automated services, social networks, etc.).

These objectives may not materialize or may materialize in part only, due to regulatory changes that could harm Bezeq International's ability to provide solutions for existing or changing market requirements, and due to all the other risk factors described below.

4.17	Risk Factors

Description of the risk factors deriving from the macro-economic environment, from the unique characteristics of the sector in which Bezeq International operates, and Bezeq International's company specific risk factors:

4.17.1	Changes in currency exchange rates

The primary currency in which Bezeq International operates is the NIS. There is a special risk in the nature of Bezeq International's international transactions: Most of the activities (turnover) are from customers in Israel (although Bezeq International also provides services to customers worldwide and charges them in foreign currency, primarily the USD). On the other hand Bezeq International uses services from providers worldwide and pays them for these services in foreign currency, primarily in USD. Changes in the exchange rates of the currencies in which Bezeq International operates against the NIS exposes it to rate differentials on the gap generated, which could adversely affect its profitability by increasing financing expenses, as well as its cash flows. To protect itself against currency exposure, Bezeq International engages in hedging transactions and purchases other financial instruments.

4.17.2	Competition

For information concerning the effect of competition on Bezeq International's businesses, see section 4.6.

4.17.3	Frequent technological developments and infrastructure investments

Bezeq International's operations are characterized by frequent technological developments. The development of technologies constituting attractive alternatives to some of Bezeq International's products (such as Skype) is likely to have a materially adverse effect on its operations. Furthermore, technological developments require frequent investment in infrastructure. See section 4.9.

4.17.4	Government supervision and regulation

For information relating to the application of the provisions of the law and licensing policies and their effect on Bezeq International, see section 4.13. Certain regulatory changes applicable to Bezeq International could have an adverse effect on its results and operations.

4.17.5	Legal proceedings

Bezeq International is party to legal proceedings, including class actions, some of which could result in its being required to pay substantial sums which, in the opinion of its legal counsel, could require the use of Bezeq International's financial resources. A provision has been made in the financial statements of Bezeq International and the Company for such proceedings. For information concerning legal proceedings to which Bezeq International is a party, see section 4.15.

Chapter A (Description of Company Operations) of the Periodic Report for 2013

4.17.6	Failure of Bezeq International's systems

In the event of damage to part or all of the systems used by Bezeq International to provide its services, whether due to various technical failures or force majeure, significant difficulties may be caused to the provision of its services.

The table below demonstrates the effects of the foregoing risk factors on Bezeq International's operations, as assessed by its management. It should be noted that Bezeq International's assessments with regard to the extent of the effect of a risk factor reflect the extent of effect of such risk factor, based on the assumption that the risk factor will be realized and the foregoing does not express an assessment or give weight to the chances of its realization as aforesaid. The order in which the risk factors appear above and below is not necessarily based on the extent of the risk49.

Summary of risk factors - international telecommunications, internet and NEP services

Effect of risk factor on Bezeq International’s operation
	Major	Moderate	Minor
Macro risks
Exposure to changes in currency exchange rates			X
Sector-specific Risks
Increasing competition		X
Investments in infrastructure and technological changes		X
Government supervision and regulation	X
Special risks for Bezeq International
Exposure in legal proceedings		X
Systems failure		X

The information contained in section 4.17 and Bezeq International's assessments of the effect of the risk factors on its operations and businesses is forward-looking information as defined in the Securities Law. The information and assessments rely on data published by the Ministry of Communications, Bezeq International's assessments regarding the market situation and the structure of competition in it, and possible developments in the market and in the Israeli economy. Actual results may differ significantly from these assessments if a change occurs in any of the factors taken into account in the assessments.

49	See footnote 36.

Chapter A (Description of Company Operations) of the Periodic Report for 2013

5.	DBS – Multi-channel television

5.1	General Information on the segment of operations

DBS, also known by its trade name YES, provides multi-channel television broadcast services via satellite, as well as other services to subscribers in Israel and the Administered Territories.

DBS is the only company currently holding a license (which is not exclusive) for multi-channel satellite television broadcasting.

5.1.1	Structure and changes in segment of operations

A.
Currently operating in the subscriber multi-channel television broadcasting segment ("the Broadcasting Segment") other than DBS, is HOT of HOT Group, which provides cable television services. Under the Antitrust Law HOT has a pronounced monopoly in the multi-channel television broadcasting segment. For information pertaining to additional communication services provided by HOT Group, see section 1.6.1.

B.
Second Authority for Television and Radio (the "Second Authority") operates a digital terrestrial television and radio broadcasting system (DTT, known as Idan Plus) through which certain channels are broadcast to the public, free of charge. As at reporting date it broadcasts the channels of the Broadcasting Authority (Channel 1 and Channel 33), the commercial channels (Channel 2 and Channel 10) and the Knesset Channel (Channel 99). The DDT operator may broadcast additional channels including radio channels, Educational TV Channel and subject-based and niche channels. The channels are broadcast for a broadcasting fee; however the Ministers of Communications and Finance may decide that the State will subsidize broadcasting fees applicable for subject-based channels and niche channels.

The subject-based channels may, under the Law, finance their broadcasts by charging a subscription fee in addition to the alternative of financing through commercials. The Ministers of Communications and Finance may appoint a private entity for operating the DTT system, in place of the Second Authority.

As at reporting date, the DTT is a partially alternative product to the multi-channel television broadcasts.

DBS believes that an increase in the number or range of channels broadcast via DTT, as well as the possibility of a private entity operating the DTT system, could increase the DTT alternatives to DBS's services, and may therefore have a material detrimental effect on DBS's results.

This assessment of DBS is forward-looking information, as defined in the Securities Law, based in part on the present version of the regulations and DBS's assessment with regard to its application. This assessment may not materialize or may materialize differently than expected, inter alia, depending on the channels that will be included in DTT, the regulatory decisions under the law and applicable regulatory restrictions, and the system and channels it will include.

C.
The increase in the bandwidths of communication infrastructures in Israel, together with technological developments enabling the transmission of video content (including channels) via the internet, cellular networks and other infrastructures, and compression capabilities enable wider use of these infrastructures for the transmission of video content. This change has led to two material developments:

1.
Transmission of video content over additional communication infrastructures – this development has led to an increase in the number and range of video content accessible to the public (with or without permission of the content copyright holders50) via the various communication infrastructures51, and to a change in the format for viewing content downloaded to a PC to a direct streaming method. Content is viewed through various terminal equipment devices, including computers, television sets, tablets, and mobile phones. To the best of DBS knowledge, some of the cellular operators have announced their intention of offering video content which will include DTT broadcasts with additional content that will be broadcast via the internet.

50	DBS is a shareholder of Zira Ltd., which acts to prevent infringement of video content copyrights over the internet.

51	Also see section 2.6.4B.

Chapter A (Description of Company Operations) of the Periodic Report for 2013

The development of this trend enables diverse video content to be provided without the need to set up special infrastructure and as at reporting date, without any regulatory supervision, and could have a material adverse effect on competition in the broadcasting sector, which is currently based on designated infrastructures. This effect could be aggravated if this form of providing content remains unregulated. (For information regarding possible regulation of video content broadcasting see section 5.17.13 below; regarding the yesGo service, see section 5.4 below).

2.	DBS's operation of VOD over the internet – Subsequent to this development DBS operates VOD services provided over the internet (see Section 5.2).

For the recommendations of the task force regarding regulation of broadcasts via new broadcasting technologies, see section 5.17.13.

5.1.2	Legislation, restrictions and special constraints in the broadcasting sector

Operations in the broadcasting sector are subject to extensive communications regulation, particularly the Communications Law, a strict licensing and monitoring regime and Ministry of Communications policy decisions. The broadcasting operations are also under the ongoing supervision of the Council, which sets policy, makes rules and monitors many areas of the sector, including broadcasting content, compliance regarding original Israeli productions, broadcasting ethics, consumer protection and approval of the channels broadcasted.

Due to the coherence and overlap between broadcasting and other media sectors, and in view of the operations of HOT and its affiliates in the telephony and internet sectors, the broadcasting sector is also materially affected by the Ministry of Communications policies and decisions regarding other media sectors.

5.1.3	Changes in the scope and profitability of operations in this sector

For further information concerning the changes in the scope of DBS’s operations and its profitability, see section 1.4.4.D.

5.1.4	Market developments in the segment of operations

In February 2014, the Council and, to the best of DBS knowledge, also the Minister of Communications, gave their decision with regard to the marketing of limited channel packages that customers may select instead of the basic package ("the Base Packages"), as well as the maximum price at which these can be offered, under an amendment to the Communications Law. DBS has begun marketing three such base packages.

DBS estimates that if there is a significant switch to the base packages, this could adversely affect DBS results.

5.1.5	Technological developments that may have material effect on the segment of operations

For information concerning broadcasting of video content over communications infrastructure, see section 5.1.1C.

5.1.6	Critical success factors in the segment of operations and applicable changes

DBS regards the following factors as critical to the success of its operations:

A.	Quality, differentiation, innovation and originality in the content, variety, branding and packaging of its broadcasts.

B.	Television services via advanced technologies such as personalized television services, and in particular, PVR decoders and VOD services (see section 5.2), as well as HD services.

C.	Access to content via the internet for viewing over various terminal devices (with regard to yesGo services, see section 5.4)

Chapter A (Description of Company Operations) of the Periodic Report for 2013

D.	Offering communication service bundles that including television and other services such as telephony and internet (see section 5.17.12).

E.	High level of customer service.

F.	Brand strength and identification with quality, innovation and industry-leadership, content and services.

G.	Price

5.1.7	Main entry and exit barriers for the segment of operation

A.
The main entry barriers are: (a) the need for broadcasting licenses; (b) the investments required of carriers in the sector, including for setting up appropriate infrastructure and purchasing and producing content; (c) the limited volume and the characteristics of the Israeli broadcasting market; (d) broadcasting market saturation.

B.
In recent years, some of these entry barriers have started to crumble as a result of regulatory changes (such as DTT, see section 5.1.1B) and of technological developments enabling transfer of video content over existing communication infrastructures (see section 5.1.1C).

C.
The main exit barriers are: (a) regulatory barrier – termination of operations under the broadcasting license requires a decision by the Minister of Communications to cancel the license prior to the end of the license term, under the terms set out in the license, including arrangements (which could be imposed on the licensee) for ensuring continuation of broadcasts and services, minimizing harm to subscribers; (b) long-term contracts with material suppliers, and with financing entities.

5.1.8	Alternatives for products in the sector and applicable changes

With regard to multi-channel television broadcasts, DBS considers the following services as the main alternatives to it products:

1.
The variety of terrestrial channels broadcast to the Israeli public free of charge (for information regarding the DTT system, see section 5.1.1B). In addition, many foreign channels may be received in Israel using relatively inexpensive terminal equipment.

2.	Access to video content via various infrastructures, including the internet and cellular networks (see section 5.1.1C).

5.1.9	Structure of competition in the sector and changes therein

DBS and HOT penetration rates are estimated by DBS to be approximately 65% of households in Israel. DBS believes that its chances of penetrating an additional material segment are not high because most of the remaining households are not potential DBS and HOT customers. To the best of DBS's knowledge, there has not been material change in the over number of subscribers of DBS and HOT in recent years, mainly due to the strengthening of alternative products, however over the past year there has been a moderate increase in DBS's share of this market. An increase in the number of subscribers may be accomplished mainly by recruiting subscribers from the competition and recruiting new subscribers due to the natural growth of households in Israel. The broadcasting sector is characterized by fierce competition between HOT and DBS, which requires the investment of substantial resources to retain existing subscribers and recruit new ones.

For further information regarding competition in the segment, see section 5.7.

5.2	Products and Services

5.2.1	Broadcasts

DBS’s broadcasts provide its subscribers with a wide variety of channels: there are approximately 160 video channels (of which 5 are pay per view (PPV) channels, and 20 are HD (High Definition) channels), in addition to radio, music and interactive services.

Under the terms of DBS's broadcasting license and the Council's decisions, these broadcasts include a base package or and of the basic packages that every subscriber is required to purchase (see section 5.1.4), as well as additional user selectable channels, either as packages or as individual channels, and PPV channels.

Chapter A (Description of Company Operations) of the Periodic Report for 2013

5.2.2	Advanced services

DBS markets PVR decoders which interface with DBS’s electronic broadcasting schedule and enable receipt of exclusive services, including advance booking of recordings, recording of series and pausing of live broadcasts. The PVR decoders also enable viewing of push video content that DBS transfers to the decoders from time to time.

DBS provides HD broadcasts which can be received through HD Zapper decoders. These broadcasts allow superior quality viewing. DBS also markets HDPVR decoders that enable HD broadcasts and PVR services. In addition, these decoders also enable MultiRoom service through which, via a home network, content recorded on such decoders can also be viewed through other (HD Zapper or HDPVR) decoders in the subscriber's home.

The majority of DBS subscribers use advanced decoders (PVR or HD Zapper). DBS believes that an increase in the number of subscribers using PVR decoders will contribute to increasing its revenues from these subscribers and to retaining them as subscribers, however this requires material financial investment.

For marketing methods of these decoders see section 5.9.2.

5.2.3	VOD services

DBS provides VOD services for its subscribers via the internet, allowing user selectable content viewing. These services are provided for a service subscription fee, with additional charge for some of the content.  Connecting to this service requires the use of certain types of decoders and appropriate broadband internet connection. In recent years, the number of DBS subscribers connected to VOD services and the consumption of VOD services has increased significantly, inter alia, due to the increased supply of available content, increase in available band width at subscribers' homes and significant increase in use of advanced decoders. Regarding the issue of regulating DBS's VOD services, see section 5.17.13 below.

5.3	Revenue from products and services

Breakdown of DBS’ revenues (in NIS millions):

	2013	2012	2011
Revenue from broadcasts and multi-channel television services to subscribers	1,617	1,612	1,602
Percentage of revenue	Approximately 99%	Approximately 99%	Approximately 99%

5.4	New products

DBS plans to launch in the near future its yesGo service, allowing subscribers to view the channels that they have purchased for home television viewing and VOD content, over a variety of terminal devices (smartphones, tablets and PCs)

5.5	Customers

The overwhelming majority of DBS's subscribers are private customers. DBS usually engages with its subscribers in subscriber agreements which regulate the rights and obligations of subscribers in their relations with DBS. Pursuant to the provisions of the broadcasting license, the subscriber agreement was approved by the Council and the Standard Contracts Tribunal. (This approval has expired). DBS has submitted to the Council several requests to amend the subscriber agreement, which are yet to be approved, and once it receives the Council's approval, DBS will act to renew the Standard Contracts Tribunal approval for this agreement.

5.6	Marketing and Distribution

5.6.1	DBS markets its services by advertising in the various media. DBS's sales to new subscribers are carried out via two key distribution channels (some by DBS employees and some by external resellers).

A.	Sales representatives working to recruit subscribers.

Chapter A (Description of Company Operations) of the Periodic Report for 2013

B.	Call centers that receive telephone inquiries from people interested in joining DBS services, as well as telemarketing campaigns to potential subscribers.

5.6.2	DBS's sales to existing subscribers are carried out through call centers operated by its employees.

5.7	Competition

5.7.1	Competitors in the broadcasting market

DBS and HOT penetration rates are estimated by DBS to be approximately 65% of households in Israel. 52

DBS’s main competitor, as mentioned in section 5.1.1 above, is HOT, which also provides multi-channel television services to subscribers. In addition, DBS considers the DTT broadcasts and video content via the internet as competition for its services.

Below is the Breakdown of DBS and HOT subscriber numbers and market shares53 to the best of its knowledge, at December 31, 2011, 2012 and 2013*.

2013		2012		2011
Subscribers	Market share	Subscribers	Market share	Subscribers	Market share
601,117	40%	578,404	39%	586,400	40%

*
The number of subscribers is approximate and the market share is rounded. Subscriber – one household or small business customer. In the case of business customers which have more than a minimum number of decoders (such as hotels, kibbutz or gym), the number of subscribers are standardized.

5.7.2	Current competition characteristics

The broadcasting competition focuses on broadcasting content, prices and quality of service. Competition also focuses on offering of additional services, such as HD and VOD services, and advanced decoders, as a result of the demand for advanced and personalized television broadcasting (allowing customers to select what content and when to view it).

Competition also includes the additional communication services offered by HOT as part of its “service bundle” (see Section 1.6.1).

5.7.3	Positive and negative competitive factors

A.	DBS's management estimates that DBS has a competitive edge, mainly due to

1.	Using the most cutting-edge technology worldwide for providing its services.

2.	The quality and variety of content DBS broadcasts to its subscribers.

3.	The level, quality and availability of DBS’s customer service.

4.	Fostering and promoting the "YES" brand as a preferred, popular brand with a high level of customer loyalty.

B.	However, DBS’s competitive activities are affected due to inferior or adverse factors in several areas, primarily:

1.
Inferior infrastructure – DBS's infrastructure is inferior because satellite infrastructure does not support bidirectional communication, transmission of VOD services or telephony and internet services, compared with HOT's cable infrastructure that supports these services.

2.	Regulatory restrictions -

52
DBS's assessment of the broadcasting market penetration rates is based on the total number of DBS and HOT subscribers (according to HOT's reports), divided by the total number of households in Israel according to Central Bureau of Statistics data for 2012.

53
The assessment of DBS's market share in 2011 – 2013 is based on the total number of DBS and HOT subscribers (according to HOT's reports). The figure for 2013 is based on data at the end of September 2013.

Chapter A (Description of Company Operations) of the Periodic Report for 2013

For information regarding restrictions on marketing joint service bundles see section 5.17.12 below.

3.	Space segments - the use of space segments involves heavy expenses. Regarding the restriction on its ability to expand broadcasting supply, see section 5.8.

4.	For information regarding the transmission of video content via additional communication infrastructures - see section 5.1.1C.

5.7.4	Main methods for dealing with competition

Below are the main methods used by DBS for dealing with competition in the broadcasting sector:

A.	Content – DBS acts to purchase, produce and broadcast high-quality, innovative and diverse content, creating differentiation of its content;

B.	Service – DBS places an emphasis on its customer service;

C.	Technology – DBS invests in expanding its technological capacities by focusing on providing innovative and advanced services, such as HD services and personalized television broadcasts.

D.	Branding – DBS fosters, promotes and differentiates its YES brand;

5.8	Production capacity

The number of channels which DBS is capable of broadcasting to its subscribers depends on the number of space segments uses, its compression capability and the bandwidth required for transmission of each types channel. As at reporting date, DBS uses almost all the space segments at its disposal, consequently any increase in the number of channels it broadcasts, particularly of HD channels (which require greater bandwidth) would require additional space segments or improving its compression software. DBS obtains the space segments from a company that is wholly controlled by the Company (see section 5.18.1).

5.9	Property, plant and equipment

Below are the main components of DBS's property, plant and equipment:

5.9.1	Land

DBS leases several real estate properties for its operations. Its head offices and main broadcasting center are located on leased land in Kfar Saba. The lease periods for these sites expire in 2019 and the lease periods for the other properties leased by DBS vary from a few months to approximately 9.5 years (these periods are based on the assumption that DBS will exercise its options to extend these leases).

5.9.2	Terminal equipment

DBS installs a receiver dish and other terminal equipment in its subscribers' homes, including decoders enabling reception of broadcasts and smart cards for decoding the encrypted broadcasts. Some decoders are rented to subscribers for a fixed rental that is paid throughout the broadcast reception period, and others are lent to subscribers (some of those on loan require a deposit which is amortized over the subscription period)54. DBS discounts the end equipment installation costs as part of its property, plant and equipment.

54	A negligible number of decoders is sold to subscribers.

Chapter A (Description of Company Operations) of the Periodic Report for 2013

During the reporting period, DBS purchased decoders from two suppliers under framework agreements. HDPVR decoders, in a total amount of NIS 56 million, were purchased from Advanced Digital Broadcast S.A. ("ADB"), the decoder manufacturer, and Eurocom Digital Communications Ltd. ("Eurocom Digital Communications"), the importer that also provides product warranty for the decoders which ADB undertook under the agreement. Eurocom Digital Communications is controlled (indirectly) by Shaul Elovitch, the controlling shareholder of the Company, who is also the controlling shareholder (indirectly) of Eurocom DBS, the largest shareholder in DBS 55 (the "ADB Agreement"). HD Zapper decoders, in a total amount of NIS 37 million, were purchased from Pace Micro Technology PLC ("Pace")56. DBS may become dependent upon these suppliers57.

5.9.3	Broadcasting equipment and computer and communications systems

DBS has its central broadcasting center in Kfar Saba and a secondary broadcasting center located in Emek Ha'ela from where it transmits its broadcasts. The broadcasting centers operates reception and broadcasting equipment, as well as computer and communication systems. The secondary broadcasting center is operated by a third party which provides services for operating and maintenance of the secondary broadcasting center for DBS under a contract which is valid until the end of 2018 (with DBS having an extension option).

5.9.4	Operating and encryption systems

DBS purchases operating system services for operating the broadcasting system and decoders from NDS Limited ("NDS"), and purchases the hardware required for these services. DBS is dependent upon the regular supply of these services and products, including integration of the various decoders that DBS uses for the operating system.

Under the terms of the agreement with NDS, NDS provides development, licensing, supply, training, assimilation and maintenance services for encryption, broadcasting equipment and ancillary software required for DBS’s broadcasts and services.  NDS undertook to adapt the equipment and services it provides for the various decoders and systems that DBS purchases, and to provide product warranty and support services. DBS makes lump sum payments and periodic payments for the NDS services and products, based primarily on the number of decoders in use and the number of its active subscribers. The agreement with NDS expires in May 2015.

In 2013 DBS payments to NDS amounted to NIS 32.4 million.

5.9.5	Computerized billing system

DBS uses software and computer systems for managing its subscriber agreements, including its billing and collection system. In this regard, DBS engaged in a set of agreements with NetCracker Technology Solutions Ltd. and NetCracker Technology EMEA Limited (together - “NetCracker”), under which NetCracker granted DBS a non-exclusive license for using the system, and it undertook to provide DBS with maintenance services as set out in the agreements. In return for NetCracker's products and services, DBS undertook to pay consideration comprising, inter alia, variable system user license fees depending on the number of subscribers, and variable costs for training, software upgrading, maintenance and support services for operating the system.

DBS is dependent upon NetCracker's system and services due to their importance for managing and monitoring services and content purchased by subscribers and for billing its subscribers. System malfunctions or shutdown of these services to DBS could cause operational difficulties until the fault is repaired or the system/supplier is replaced.

In 2013 DBS payments to NetCracker amounted to NIS 20.4 million.

5.10	Intangible assets

5.10.1	Licenses

D.B.S. owns the following key licenses:

55	For information regarding the share trust of Eurocom DBS under the terms of the merger as prescribed by the Antitrust Commissioner, see section 1.6.5.

56	As at reporting date, DBS has also engaged in an agreement with another decoder supplier from which it has ordered HD Zapper decoders.

57
Replacing a supplier with another supplier does not involve additional material costs, however a substantial preparatory period is required to adapt the decoders of the alternative supplier to the DBS broadcasting and transmission systems, which could, in the event of the termination of the engagement at short notice, cause DBS loss of revenues.

Chapter A (Description of Company Operations) of the Periodic Report for 2013

A.
A broadcasting license valid through January 201758 – this license is essential for DBS’s operations and is the main regulatory permit for its operations (for the terms of this license, see section 5.17 below).

B.
A satellite television license for broadcasting in the Administered Territories, valid through December 2016, the terms of which are similar to those of DBS’s main broadcasting license noted under section A above, and DBS broadcasts to the Administered Territories under this license.

C.
An uplink license (for transfer of broadcasts from DBS’s broadcasting center to the broadcasting satellite and for setup and ancillary activities), which is valid through January 2017 or until the expiry of DBS’s broadcasting license, the earlier of the two. This license is essential for DBS’s operations and is the regulatory permit for the transmission of broadcasting messages from the broadcasting center to the broadcasting satellites and from them to the subscribers' homes.

5.10.2	Trademarks

DBS owns registered trademarks primarily intended to protect its trade name (YES).

5.10.3	Software and licenses

See Note 9 to DBS's 2013 financial statements.

5.11	Broadcasting rights

5.11.1	DBS has the broadcasting rights for two types of video content.

Content purchased from third parties, that include discrete content and channels;

Content produced (in whole or in part) with DBS investment, which in addition to the right to include the content in its broadcasts, DBS usually also has rights in such content, at the rates specified in agreements with the producers. In most instances, DBS is also entitled to issue authorizations for use of rights and to share in the revenues from additional use of the content, other than its broadcast by DBS.

5.11.2
The broadcasting and distribution of content by DBS over various media involves payment of royalties to the owners of copyrights and performance rights to music, sound recordings, scripts and directing of content, included under the Copyright Law, 2007 and the Performers and Broadcasters Rights Law, 1984.  Such royalties are paid to several organizations operating in Israel, for collecting royalties on behalf of the owners of the intellectual property rights, under blanket licenses. Royalty payments under these licenses are, at times, based on a fixed payment and sometimes on various pricing methods, and with respect to some of the organizations, DBS may be required to pay additional amounts as royalties for transmitting content via certain media and for secondary broadcasting of certain content to the relevant organization, and in amounts that DBS estimates are not expected to be significant.

This estimate of DBS is a forward-looking statement, based among other things on DBS estimates, including with regard to the extent of use of the content and the positions of the various organizations, and should any of these change, this estimate may change accordingly.

5.11.3
Given the many content providers from which DBS purchases broadcasting rights, DBS does not have a main content provider and is not materially dependent on any single content provider. However, with respect to broadcasts of Israeli sports, at the date of this report there is dependence on the purchase of the broadcasting rights of local sports channels from two providers.

5.11.4	For information regarding broadcasting rights, see Note 7 to DBS 2013 financial statements.

58	At the end of this period the agreement may be extended for additional periods of six years each, subject to the terms of the broadcasting license.

Chapter A (Description of Company Operations) of the Periodic Report for 2013

5.12	Human capital

5.12.1	Organizational structure

DBS is made up of departments, each headed by a VP, who are members of DBS management.

(*)	The Internal Auditor is not an employee of DBS.

5.12.2	DBS human resources by division

	Number of Employees
Division	December 31, 2013	December 31, 2012
Marketing	32	34
Customer Service	1,388	1,467
Content	74	70
Engineering	100	101
Finance and Operations	111	114
Human Resources	65	50
Regulation and Legal	5	6
IT	136	138
Management and Spokesperson	6	7
Sales	291	284
Total	2,208	2,276

5.12.3	Employee remuneration plans

DBS customarily awards its officers annual performance based bonuses for compliance with goals. Furthermore, DBS also awards periodic bonuses and other incentives to other managers and employees.

5.12.4	Benefits and Employment Agreements

DBS employees are employed under personal employment agreements, on the basis of a monthly salary or an hourly wage, with some of the employees also entitled to performance-based compensation. The employment agreements are generally for an undefined period, and each party may terminate the agreement by prior notice in accordance with the agreement or the law.

DBS employs people in some of its departments on the weekly day of rest and on days of rest prescribed by the State, and it has an appropriate permit for such employment.

Chapter A (Description of Company Operations) of the Periodic Report for 2013

5.13	Suppliers

For a description of the engagement with Spacecom, see Sections 5.8 and 5.18.1.

For a description of the agreements with the decoder suppliers, see section 5.9.2

For a description of the agreement with NDS, see section 5.9.4.

For a description of the agreement with NetCracker, see Section 5.9.5.

For information regarding the purchase of broadcasting rights for the domestic sports channels, see section 5.11.3.

5.14	Working capital

For information regarding working capital, see Note 5 to DBS 2013 financial statements.

5.15	Financing

5.15.1	Average interest rate on loans

Source of financing		Amount at December 31, 2013 (NIS millions)	Currency or linkage	Average interest rate	Effective interest rate
Short-term loans	Banking sources	36	NIS	4.25%	4.33%
Long-term loans	Non-banking sources (1)	1,680	CPI-linked NIS	6.9%	7.02%
	Shareholder loans (2)	3,572	CPI-linked NIS	6.1%	6.2%

(1)	The non-banking credit, which is valid until December 31, 2013, is made up of debentures (see section 5.15.3).

(2)
Loans provided to DBS by its shareholders are linked to the CPI and are divided into three types: A. interest-free loans; B. loans bearing annual interest of 5.5%; C. loans bearing annual interest of 11%;  See also section 5.18.4 and Note 15 to DBS's 2013 financial statements.

5.15.2	Bank financing

D BS is party to a financing agreement with a consortium of banks which was renewed in July 2012 (the "Financing Agreement" or "the Bank Financing Agreement" and "the Banks", accordingly)

According to the Financing Agreement, DBS received an on-going credit facility until the end of 2015 in the amount of NIS 170 million, and a hedge facility of USD 10 million59.

For further information pertaining to the financial covenants and DBS's compliance with them and other restrictions applicable to DBS under the financing agreement, and for information concerning collaterals set up in favor of the banks, see Note 27 to the DBS 2013 financial statements.

5.15.3	Institutional financing

A.
DBS has a debenture series issued in 2007 to institutional investors, which were listed on the TACT Institutional at TASE under a deed of trust between DBS and Hermetic Trust (1975) Ltd. “Deed of Trust A”).

B.
DBS has a debenture series issued in 2010 to institutional investors, under a deed of trust between DBS and Hermetic Trust (1975) Ltd.(“Deed of Trust B”). This series was listed on the TACT institutional system at the TASE and was expanded in 2011 and 2012 and in March, April and October 2013.

59
Use of these credit facilities is limited to the total working capital requirements of DBS, based on a formula set out in the Amended Financing Agreement, which is dependent on the customer balances of DBS, the total unused broadcasting rights of DBS, the depreciated cost of the decoders and the total trade payable balance of DBS  in its financial statements.

Chapter A (Description of Company Operations) of the Periodic Report for 2013

C.	In May 2012, DBS and several institutional investors signed a debenture providing it at the same time with a loan ("Debenture 2012").

Deed of Trust A and Deed of Trust B and Debenture 2012 will together be: "institutional financing documents".

For further information pertaining to the loan balance of these institutional financing documents, the financial covenants and DBS compliance with them and other primary restrictions applicable to DBS under the institutional financing documents, see Notes 14 and 27 to DBS's 2013 financial statements.

5.15.4	S&P Maalot ratings for DBS and its debentures

The debentures issued under the institutional financing documents are rated by S&P Maalot as -ilA. DBS is rated by S&P Maalot as ilA- with stable outlook (issuer rating)

5.15.5	Credit facilities (in NIS thousands)

Credit facility	Used as at Dec. 31, 2013	Used as at February 26,2014
170	41	5

5.15.6	Assessment of need to raise sources of financing in 2014

According to the payment schedule for the Financing Agreement and DBS's debentures, in 2014 DBS is expected to repay NIS 405 million on account of principal and interest of its loans.

DBS management believes that the sources of financing available to it, which include, inter alia, a working capital deficit and potential capital raising amounts, will be sufficient for its operations in the coming year, and this based on the projected cash flows approved by the DBS board of directors. Should additional sources be necessary to meet operational needs in the coming year, DBS will adjust its operations such that it will not require additional sources beyond those available to it.

In recent years DBS needed to raise external financing sources, inter alia, to increase its investments. As at reporting date, a significant increase in the scope of DBS's investments would require expanding its available sources of financing (for restrictions regarding additional credit, see Notes 14 and 27 to DBS 2013 financial statements).

5.16	Taxation

For information regarding DBS taxation, see Note 6 to the 2013 financial statements and Note 26 to DBS's 2013 financial statements.

5.17	Restrictions on and supervision of the company

5.17.1	General

DBS’s operations are regulated by and subject to the extensive legislation applicable to the broadcasting sector, including primary legislation (specifically the Communications Law and subsequent regulations), secondary legislation (including the Communications Rules), as well as administrative guidelines and Council decisions.

Furthermore, DBS's operations are subject to the provisions of its licenses, particularly the broadcasting license.

In July 2013 the Communications (Telecommunications and Broadcasts) (Amendment No. 57) Bill, 2013 was published, under which a commercial broadcasting authority will be set up, which will be the regulatory authority for coordinating the regulatory powers which are currently held by the Second Authority and the Second Authority Council, and the Council will deal with regulating commercial broadcasting in Israel.

Chapter A (Description of Company Operations) of the Periodic Report for 2013

5.17.2	Eligibility requirements for satellite broadcasts licensee, cross-ownership restrictions

The provisions of the satellite broadcasting license prescribes various licensee restrictions, including eligibility requirements relating to the holdings of the licensee and its interested parties, direct and indirect, in cable broadcasting franchisees, franchisees under the Second Authority Law and daily newspapers.

5.17.3	Tariff control

The broadcasting license provides provisions regarding the types of fees the licensee may collect from its subscribers for services provided under the license, and those fixed in DBS price list. The vast majority of subscribers join special campaigns offering DBS services, including various content combination packages, related services, as well as the receipt and installation of terminal equipment at prices below the listed price.

DBS is required to inform the Council chairperson of any price list changes approved by the Council as soon as published and the chairperson may, in certain cases, forbid the price list changes. The Council chairperson may intervene in campaigns or reductions offered by DBS if he/she finds that they are misleading to the public or discriminate between subscribers.

Under Section 6(49) of the Communications Law, the license may stipulate maximum prices that can be charged to subscribers. At the date of this report, no such prices had been set. Furthermore, under section 6K(2) of the Communications Law, the Minister may set the price for the basic package. For details of the basic package see section 5.1.4.

5.17.4	Obligation to invest in local productions

Under the provisions of the broadcasting license and the decisions of the Council, in 2013 DBS was required to invest an amount no less than 8% of its revenue from subscription fees60 in local productions, and under the Communications rules and Council decisions, DBS is required to invest various percentages of such investments in various local production genres. DBS also supplemented investment shortfalls determined by the Council for certain genres The Council's decision regarding the required investment in local productions in 2014 has not yet been published.

5.17.5	Terminal equipment

In 2011, the Ministry of National Infrastructures published Draft Energy Sources (Maximum electrical output in active stand-by mode of a digital channel converter for TV broadcast reception) Regulations, 2011, the purpose of which is to regulate the maximum electrical output when digital converters are on active standby mode. As far as DBS is aware, this draft has not yet been discussed by the Knesset Economic Affairs Committee. DBS estimates that should the draft regulations become binding legislation, they may adversely affect DBS's ability to continue to use some of the decoders currently used by its subscribers, and its ability to import decoders that require a higher level of electricity capacity than the maximum output prescribed in the draft regulations. DBS has asked the Ministry of National Infrastructures to amend the wording of the draft regulations so as to minimize wherever possible these possible effects.

DBS's assessment is forward-looking information, as defined in the Securities Law, based in part on the current version of the draft regulations. There is no certainty that the draft regulations will become binding, or that the version of the regulation that is adopted, if it is adopted, will be the same as the draft version that has been published. This estimate may not materialize, or it may materialize in a manner that differs significantly from that foreseen, in part depending on the version of the registration that is adopted, if and when it is adopted.

5.17.6	Requirement to transmit channels

In accordance with the requirements under the law and license, DBS is required to allow the producers of the channels prescribed in the law to use its infrastructures for transmitting broadcasts to its subscribers, and this in exchange for a fee ("Transmission Fee") to be set in the agreement, and in the absence of agreement - in exchange for a fee that will be fixed by the Minister, after consulting with the Council.

60	Including DBS revenue from sale and installation of terminal equipment

Chapter A (Description of Company Operations) of the Periodic Report for 2013

Pursuant to the amendment to the Communications Law in 2010, niche channels are exempt from fees other than to HOT and DBS. In 2010 DBS petitioned the Supreme Court against the validity and content of this amendment and this petition is still pending.

5.17.7	Content of the broadcasts and obligations with respect to subscriptions

The broadcasting license sets out provisions that relate to the content of DBS’s broadcasts, including an obligation to obtain the Council’s approval of the channels broadcasted by DBS. The Communications Law forbids holders of broadcasting licenses to broadcast commercials, other than a few exceptions.

The broadcasting license also includes provisions regarding the subscriber service terms, including discrimination prohibition.

5.17.8	Exit penalty restrictions

See section 1.6A.D.

5.17.9	Ownership of broadcast channels

Pursuant with the Communications Rules, DBS, including its affiliates as defined in the Communications Rules, may own up to 30% of the domestic channels it broadcasts (compared with the 20% applicable to HOT.) Under the Communications Law, DBS is also restricted regarding ownership of news broadcasts productions.

5.17.10	General provisions regarding the broadcasting license

The Minister and the Council have parallel powers for amending the broadcasting license. The Minister is authorized to revoke or suspend the broadcasting license for reasons set out in the Communications Law and the broadcasting license. The Communications Law and broadcasting license stipulate restrictions on the transfer, attachment and encumbrance of the broadcasting license and any of the broadcasting license assets. The broadcasting license requires obtaining approval of the Minister for certain changes in holding of the means of control in DBS and imposes a reporting requirement regarding the holders of such means of control; it is prohibited to adversely affect competition by way of an agreement, arrangement or understanding with a third party with regard to providing broadcasts and services, unless with the prior written consent of the Council; the duty to submit reports to the Ministry of Communications was also defined, as well as conditions regarding supervision of the licensees' operations; the requirement to provide bank guarantees was also prescribed, currently for NIS 40 million (principal), to the Ministry of Communications to guarantee DBS's undertakings under the license (in order to issue these guarantees, DBS shareholders provided securities to the issuing banks).

For information with respect to the restrictions relating to DBS regarding B Communications' acquisition of control in the Company, see section 1.6.5.

5.17.11	Wiring in subscribers' homes

In October 2012, the Ministry of Communications announced that it would cancel the administrative order applicable at that time, regulating subscriber churn between DBS and HOT, and reciprocal use of the infrastructure in subscribers home which in some cases is owned by the other provider. This announcement was further to the request by DBS and HOT to amend the administrative order, primarily for cancelling the advance notice obligation for a subscriber connecting to another service provider. In January 2013, DBS and HOT applied to the Ministry of Communications to amend this decision, so that the administrative instruction will not be cancelled but will be amended as they requested. As at reporting date the Ministry of Communications position on this issue has not yet been received.

5.17.12	Service bundles

Under the broadcasting license, DBS may offer joint service bundles that include service provided by the Company and service by DBS, subject to obtaining Ministry of Communications approval (and if no objections are raised within the period specified in the license, such approval will be deemed granted) and subject to conditions, the most important of which are the "unbundling" obligation, and the existence of a corresponding bundle marketed by a licensee that is unrelated to the Company (see section 1.6.2B). A joint service bundle that includes the Company's internet infrastructure service only, does not require Ministry of Communications approval and the unbundling obligation does not apply.

Chapter A (Description of Company Operations) of the Periodic Report for 2013

Nevertheless, in October 2012, the Antitrust Authority informed DBS that in its opinion, cooperation between DBS and the Company for marketing a joint service bundle, constitutes cooperation between (potential) competitors in the sector (this, subsequent to a ruling by the Supreme Court, see section 2.16.8C), which may be construed as a restrictive agreement requiring approval under the Antitrust Law (even if it complies with the terms of the broadcasting license), and that the Commissioner does not intend to grant an exemption from the need for approval of such arrangement.

DBS believes that in view of the development of competition between the communications groups and the growing importance of the supply of comprehensive communications services (see section 1.6A.CC), if the restrictions with regard to the Company's control of DBS (see section1.6.2D) and the Company's collaboration with DBS remain in place, the adverse impact of such restrictions on DBS's results may increase.

With regard to draft terms published by the Commissioner with regard to the merger of the Company and DBS, see section 1.1.2.

5.17.13	Regulation of the transmission of video content via media infrastructures

In 2011, recommendations of the joint Ministry of Communications and Council task force, which was appointed to review the issue of regulating broadcasts over new platforms and technologies, regarding the method and process for prescribing regulations for semi-TV broadcasts (audio-visual content) over the internet, were submitted to the Minister of Communications. The task force's primary recommendation is to switch from regulation based on transmission and recording means to regulation based on output, so that internet-TV broadcasts would have similar features to the broadcasts currently offered by the broadcasting providers (the criteria for determining such features were included in the task force recommendations), and they will be subject to regulation by the Council and any other relevant regulating authority. It recommended that a follow-up team be set up, involving all the relevant bodies, such as the Ministry of Communications, the Council, the Israel Broadcasting Authority (IBA) and the Second Authority for Television and Radio, for the purpose of reviewing and adapting the regulations currently applicable to the prevailing world of broadcasting to the developing world of broadcasting, in an effort to create a standard, comprehensive set of regulations for both the existing and new broadcasting world (including recommendations for appropriate legislative amendments). The task force noted that it must continue to take into account possible changes in the distribution of income between the broadcasting providers and the new providers and the expansion of the range of broadcasting providers that will be subject to the new regulations. The task force further recommended that if the new broadcasting providers continue to replace the regulated broadcasting providers (the task force found that such replacement rate is still low), which will have an adverse financial effect on the regulated broadcasting providers before the recommended regulations are adopted, the regulating authorities should act to adopt urgent interim regulations to include interim easement for the supervised providers and/or impose obligations tailored to the web-based broadcasting providers. At the date of this report, the Minister of Communications has yet to make a decision regarding these recommendations.

DBS believes that the VOD services it provides via the internet (see section 5.2.3) are not subject to the regulations currently applicable to the multi-channel television broadcasts and as far as it is aware, this is the position of the Ministry of Communications.  DBS also believes that the other services it provides via the internet (such as yesGo) are also not subject to such regulation. Nonetheless, executions of these conclusions by the Ministry of Communications may have repercussions on regulating VOD services provided by DBS.  It may also affect the development of video content transmitted over the internet

DBS's estimates in this regard are forward-looking information, as defined in the Securities Law, based in part on the recommendations of the task force as published to date. There is no certainty that the Ministry of Communications will in fact implement these recommendations. These estimates may not materialize, or they may materialize in a manner that differs significantly from that foreseen, in part depending on the actual implementation of the recommendations and the content of the implemented regulations, if they are in fact implemented, and how they are implemented.

Chapter A (Description of Company Operations) of the Periodic Report for 2013

5.18	Material agreements

Below is a brief description of the main points of the agreements likely to be considered as material agreements not in the ordinary course of DBS's business, which were signed and/or were valid during the period of the Periodic Report:

5.18.1	Space segment leasing agreement

Under the agreement with Spacecom Communications Ltd. ("Spacecom")61, DBS leases Amos satellite space segments ("Space Agreement"). The agreement is valid until 2028, whereby the space segments available for DBS use are on satellites Amos 2 (until its end of life expected in 2016) and Amos 3, and thereafter on Amos 3 (until its end of life expected in 2022) and Amos 6 (which is expected to begin operating in 2016, and its end of life is expected to be in 2028)62. The agreement is for the lease of 12 space segments, however from 2022 the lease will be for 9 space segments. From commencement of Amos 6 operations, DBS will have rights to lease up to two additional space segments (at the same price as the other segments) by giving notice up to the end of 5 years from the foregoing operations commencement date, and will be entitled to give notice of termination of the lease of the additional segments by prior notice.

In the event of malfunction or non-availability of space segments on any of the satellites, a mechanism will be applied for partial backup on that satellite or on another satellite, if DBS leases space segments on it at that time. Furthermore, Spacecom undertook to make its best reasonable efforts to backup segments that are not supported as aforesaid on the Amos satellites, and if Spacecom is not able to do so, to provide alternative capacity on a satellite of another operator (setting Spacecom's participation in any additional costs, in insignificant amounts, if incurred).

The leasing fee in 2013 amounted to approximately NIS 78 million. In 2014, DBS is expected to pay Spacecom user fees of approximately NIS 82 million.

DBS is materially dependent on Spacecom, as the exclusive holder of the rights and the sole provider of space segments used by DBS, which is also responsible for operation of the space segments. With respect to exposure to risks in the event malfunction of any of the satellites, see section 5.21.3D.

In 2011,Spacecom notified DBS concerning a malfunction in the battery of the Amos 3 satellite, which could cause, during certain periods, limited activity of the satellite and took operational action to prevent harming DBS broadcasts.  According to the information given to DBS, the failure is unlikely to affect the service that DBS receives from Spacecom.

This estimate is forward-looking information, as defined in the Securities Law, based in part on Spacecom's publications regarding the fault and its repercussions and on the materialization of Spacecom's estimates as submitted to DBS. Consequently, this opinion may not materialize, or may materialize in a manner different from that anticipated, in part depending on technical and operating conditions relating to the satellite and the malfunction, as well as on other operational or other measures, insofar as they are taken by Spacecom.

5.18.2	Financing agreement with the Banks

For a description of the main points of the agreement see Notes 14 and 27 to the DBS 2013 financial statements.

61	A company controlled by the controlling shareholder of Eurocom DBS, the largest shareholder in DBS.

62
These estimates concerning the commencement of operations and end of life of the satellites are forward-looking information, as defined in the Securities Law, based in part on information DBS received from Spacecom, therefore, these estimates may not materialize or may materialize in a significantly different manner than expected, inter alia, depending on conditions relating to the commencement of the satellites' operation and their required operating conditions.

Chapter A (Description of Company Operations) of the Periodic Report for 2013

5.18.3	Deeds of trust regarding Debentures (Series A) and Debentures (Series B) and Debenture 2012

For a description of the main points of the deeds of trust and Debenture 2012, see Notes 2012 and 14 to the DBS 2013 financial statements.

5.18.4	Agreements with DBS shareholders63

A.	The 1998 founders agreements between the shareholders of DBS, regulates the establishment and management of DBS as well as the relationships between the shareholders.

B.
The agreements between DBS’s shareholders and DBS, stipulate that the holdings of DBS's shareholders would be adjusted to the pro rata share of their investments, and prioritizes shareholders’ loans granted subsequent to July 10, 2002 over earlier loans. The agreement also stipulated that these loans would bear CPI linkage differentials and an annual accrued linked interest rate of 5.5%, while loans granted after April 27, 2003 would bear CPI linkage differentials and an annual accrued linked interest rate of 11%.

63
These agreements were also signed by additional shareholders, whose holdings in DBS were sold to Eurocom DBS and therefore, at the date of this report, the parties to these agreements are Eurocom DBS and the Company.

Chapter A (Description of Company Operations) of the Periodic Report for 2013

5.19	Legal proceedings64

5.19.1	Pending legal proceedings

	Date	Parties*	Instance	Type of Proceeding	Description	Amount of Claim (NIS million)
A	March 2013	Customer vs. DBS	District (Central)	A financial claim filed with a motion to certify it as a class action.
The applicant claims that DBS disconnected customers from channel 5+ and reconnected them only after the said customers contacted the Company and requested reconnection but continued collecting fees for the channel from those customers who did not contact them and were, therefore, not reconnected. A further hearing was set for June 2014
The applicant estimates the damage to himself at NIS 1,065 of which NIS 1,000 is non-monetary damage, but did not include a total amount for the suit.
B	July 2013	Customer vs. DBS and HOT	District (Central)	A financial claim filed with a motion to certify it as a class action.
The applicants contend that DBS and HOT violated the provisions of the communications laws by advertising and promoting, over many years, the interests of various commercial entities during their broadcasts. The applicants claim to represent all DBS and HOT subscribers during the 7 years prior to filing the suit. The applicants did not stipulate the amount of the suit. In August 2013, DBS notified the providers and producers of the content to whom the disturbances alleged in the motion to certify and the suit refer, in which it informed them that part of the claims against it in the motion to certify and the suit are for actions and oversights allegedly made by them, and that it considers them to be responsible for any damage or costs incurred by it, if any, as a result of these disturbances. A preliminary hearing was set for May 22, 2014.

Not noted.
C	October 2013	Customer vs. DBS	District (Tel Aviv)	A financial claim filed with a motion to certify it as a class action.
It is claimed that DBS unlawfully collected moneys from subscribers in arbitrary and varying amounts for services first provided to the subscribers free of charge or at reduced cost, without giving notice or receiving consent from the subscribers. The applicant has petitioned the court, inter alia, to order DBS to refund to the members of the group, the full amount collected from them, it alleges unlawfully, and to compensate them for violation of freedom of contract and/or mental anguish for forcing the continued engagement with it.
The petition does not state the amount of the claim, other than estimating monetary damages (only) in the amount of NIS 8.6 million.

64	For information concerning reporting policies and materiality, see section 1.1.

Chapter A (Description of Company Operations) of the Periodic Report for 2013

5.20	Goals and Business Strategy

5.20.1	DBS’s goals are to increase its operating margins and to continue streamlining efforts while maintaining its business and competitive position in the broadcasting market.

5.20.2
To achieve these goals, along with efforts to reduce costs, DBS intends investing considerable effort in marketing and sales, and in appropriate marketing strategy designed to continue attracting subscribers and retaining existing subscribers; continually improving the range of services to subscribers, creating differentiation and innovation in its broadcasting content and increasing it compared with HOT content; to increase the volume of content purchased by each subscriber and expand DBS's value-added services; and to invest in the development and integration of advanced technologies and new services, including the PVR decoders and VOD and HD services among its subscribers as well as providing its content via additional platforms (see section 5.4, above) thereby increasing DBS revenues and subscriber loyalty to DBS's services.

5.20.3
DBS’s foregoing goals are forward-looking information, based on forecasts by DBS's management, current trends in the broadcasting market and DBS’s assessment regarding competition in the broadcasting sector, and the regulation which applies and which will apply to DBS and other players in the broadcasting segment and with regard to the transmission of content over the internet, taking into account the restrictions that apply and will apply to the Company, and which affect DBS.  However, the forecasts of DBS's management may not materialize, or may materialize in a significantly different manner, due to changes in demand in the broadcasting market, fiercer competition in this sector, the entry of additional providers into the broadcasting sector or alternative sectors, and in light of the regulatory restrictions which are or will be imposed on DBS or on its partnerships with the Company.

5.21	Risk Factors

Below is a breakdown of the threats, weaknesses and other risk factors of DBS (the "Risks”) attributable to the general environment, industry and specific nature of its operations.

5.21.1	Macro risks

A.
Financial risks – a material part of DBS's expenses and investments are linked to USD exchange rate volatility (particularly content, satellite segments, purchase of decoders and additional logistics equipment). Therefore, extreme exchange rate volatility will affect DBS's business results. In addition, the loans DBS received from its shareholders and the debentures DBS issued are linked to the consumer price index and, consequently, a sharp rise in inflation could have a material effect on DBS’s business results.

B.
Recession/economic slowdown – an economic slowdown, increase in unemployment rates and decrease in disposable income may cause a decrease in the number of DBS’ subscribers, a decrease in DBS’ revenues and adversely affect its business results.

C.	Security situation - An ongoing unstable security situation in large areas of Israel, which disrupts the day-to-day lives of the residents, could have an adverse effect on DBS's business results.

5.21.2	Sector-specific Risks

A.
Dependence on licenses - DBS provides multi-channel television broadcasts under a broadcasting license and other licenses. Violation of the provisions of the licenses and of the law under which the licenses are issued could bring about, subject to the license conditions, revoking, amendment or suspension of the licenses and consequently material harm to DBS’s ability to continue operating.

B.
Regulation - DBS’s operations and broadcasts are subject to obligations and restrictions set out in legislation and to a system of licensing, oversight and approvals from various regulatory bodies, and consequently DBS may be influenced and restricted by policy considerations dictated by these entities and by their decisions and changes in communications legislation (see section 5.17). Regulatory changes may impact DBS’s operations and may have an adverse effect on its financial results. Likewise, the entry of content providers transmitting video content via other communications networks, as set out in section 5.1.1C above, without applicable regulation of their operations and/or without amending the regulations applicable to broadcasting licensees, may significantly affect DBS's financial results. Furthermore, as a provider of public services, DBS operations are subject, inter alia, to consumer protection regulation.

Chapter A (Description of Company Operations) of the Periodic Report for 2013

C.
Intense competition - the broadcasting sector competition with HOT is fierce (see section 5.1.9 above), requiring DBS to constantly and continually invest in attracting and retaining customers, and dealing with high subscriber churn rates between DBS and HOT. For details regarding competition with HOT, see Section 5.7.

D.
Technological developments and improvements - the risk in the development of new technologies is that they will render existing technology inferior, forcing DBS to invest large amounts for retaining its competitive edge. Furthermore, such technological advances and developments may also facilitate increased accessibility to video content, allowing other providers to offer content viewing services without the need for heavy investment that may make it difficult for DBS to recruit new subscribers, retain existing subscribers and offer its services, requiring it to invest large amounts and posing a threat on its competitive standing (see section 5.1.1C).

E.	Alternative multi-channel broadcasting infrastructures - the DTT activity, and particularly its expansion, may have an adverse impact on the financial results of DBS (see section 5.1.1B.)

F.
Piracy – the broadcasting sector is exposed to viewers’ pirate connections for receiving broadcasts without paying subscription fees and is exposed to public access to content to which the broadcasting providers have rights.

G.	Exposure to class action lawsuits - there is exposure to class action lawsuits in material amounts

5.21.3	DBS specific risks

A.
Exposure to calls for immediate repayment of loans due to non-compliance with loan agreements - DBS failure to comply with the provisions of its agreements with financers may, in accordance with and subject to their provisions, entitle the relevant lenders grounds to call in all the loans provided to DBS for immediate repayment and exercise of the securities provided by DBS. With regard to the possibility of DBS debts being called for immediate repayment in the event of violation of the terms of a loan provided by another lender, see section 5.15.

B.
Restrictions resulting from the ownership structure - DBS is restricted in joint ventures with the Company with respect to offering communications service bundles that has a material impact on DBS's business status and competitive ability (see section 5.7.2).

C.
Sufficient cash flow - DBS is required to maintain a cash flow which is sufficient for compliance with its business plan and with repayment of the credit it used. The absence of a sufficient cash flow may impact DBS ability to increase its rate of penetration of advanced services (such as PVR and HDPVR decoders) and to make it more difficult for it to face the competitive threats created by technological developments and consumption patterns.

D.
Satellite malfunction and damage - DBS broadcasts via space segments on the Amos 2 and Amos 3 satellites stationed at identical points in space. Operational malfunction or damage to one of the satellites is liable to disrupt and reduce the scope of DBS's broadcasts, and such disruption and reductions are expected to be more significant in the event of a failure of AMOS 2 on which DBS leases most of the space segments.  Nonetheless, the duplication of the satellites via which broadcasts are transmitted to subscribers as of reporting date (and which is expected to continue until 202265), also in view of the partial backup mechanism prescribed in the Spacecom agreement, significantly reduces the risk entailed by damage to one of them, and improves the sustainability of the broadcast. In the event of a malfunction in one of the satellites, it will be possible to broadcast most of DBS's channels via the space segments available to DBS on the other satellite, and perhaps even via additional segments on the same satellite that might be made available for DBS use by Spacecom, but not all the channels broadcast (for the agreement with Spacecom, see section 5.18.1). DBS is not insured against loss of revenues caused by satellite malfunction.

65	See footnote 62.

Chapter A (Description of Company Operations) of the Periodic Report for 2013

DBS's foregoing estimate in this paragraph is forward-looking information. This estimate is based on the space segments provided by Spacecom. This estimate may not materialize or may materialize partially or differently if Spacecom does not provide DBS with alternative segments due to unavailability or malfunction of the space segments or the satellites.

E.
Dependence on holders of rights in the space segments - DBS is materially dependent on Spacecom, as the exclusive holder of the rights and the sole provider of space segments used by DBS, and is also responsible for operating the space segments (see Section 5.18.1).

F.
Dependence on providers of software, equipment, content, infrastructure and services - DBS is dependent on certain providers of software, equipment, content and services, including broadcast encryption services (see section 5.13). Failure to receive the products or services they provide could harm DBS’s ability to function and its results.

G.
Dependence on use of internal wiring - DBS is dependent on the use of internal wiring in some subscriber homes, which is owned by HOT (see section5.17.11). Denying the use of HOT infrastructure would constitute a substantial barrier to DBS's subscriber recruitment.

H.
Damage to broadcasting centers - damage to a broadcasting center operations may cause a significant difficulty for continuing broadcasts, however, splitting of broadcasts into two broadcasting centers (Kfar Saba and Emek Ha'ela) reduces the risk involved if one sustains damage and improves the survivability of some of the broadcasts. In the event of damage to one of the broadcasting centers, DBS will be able to continue broadcasting only part of its channels from the other broadcasting center . This is more significant in the event of damage to the Kfar Saba center, which has larger capacity for broadcasting a larger number of channels and is the only center with the capacity for broadcasting some of DBS key channels. All the broadcasting centers have identical encryption systems and therefore backup is also available for the encryption system in the event of damage to one of the broadcasting centers.

DBS’s assessment as set out in this paragraph is forward-looking information. This estimate is based on the services provided by the supplier that operates the secondary broadcasting site in the event of damage to the Kfar Saba broadcasting center. This estimate may not materialize or may materialize in part or in a different manner if DBS is not permitted to receive the services of this supplier

I.
Malfunction of DBS's computer systems - a significant malfunction in DBS's central computer systems is liable to significantly affect its operational capability. DBS has a remote backup site, designed to be activated and provide partial computer services within a few hours in the event of malfunction, however, it will be impossible to execute significant DBS operational capacities without the proper operation of the central computer systems

DBS's estimate with respect to its backup capability, as aforesaid in this paragraph, is forward-looking information. This estimate is based on the functioning of the remote backup site. This estimate may not materialize or may materialize differently if this functionality is not enabled.

J.
Technical inferiority and the inability to offer integrated services - DBS’s technology is inferior to that of Hot. This technical inferiority prevents DBS from providing telephony and internet services, and various interactive services, including VOD, via its infrastructure; and therefore depends on third parties for providing them. Encryption system malfunction – DBS’s broadcasts are based on the encryption of broadcasts transmitted via satellite and encoded via smart cards that are installed in the decoders in subscribers’ homes. Malfunction of the encryption system or a breach thereof could make it possible to view broadcasts without payment to DBS, thereby causing a reduction in revenues and a breach of the agreements between DBS and its content suppliers.

K.
Absence of frequency exclusivity - the spectrum of frequencies used by DBS to transmit its broadcasts from the broadcasting satellites to the satellite dishes installed in subscriber homes, and which is allocated by the Ministry of Communications in accordance with licensing, is defined as a frequency spectrum with a secondary allocation, in that there is an Israeli party that is allowed to make authorized primary use the frequency spectrum. If the foregoing owner of the primary allocation uses the frequency spectrum, this may cause adverse impact on the quality and/or availability of DBS broadcasts to its subscribers, which may adversely affect the financial results of DBS.  At the date of this report, to the best of DBS's knowledge, the primary allocation holder has not made use of said frequencies in a manner that caused any real and/or lengthy disruptions to DBS broadcasts.

Chapter A (Description of Company Operations) of the Periodic Report for 2013

L.
Broadcast disturbances - as DBS’s broadcasts are wireless transmissions from broadcasting centers to broadcasting satellites and from them to the receiver dishes in subscriber homes, the broadcast of wireless signals in the same frequency spectrum, whether or not they originate in Israel, and extreme weather conditions of heavy rain, hail or snow could cause disruptions to the quality and/or availability of the broadcasts provided by DBS to its subscribers and may cause material harm to its financial results.

Below is a breakdown of risk factors based on their essence and DBS management's opinion, ranked according to their impact. It should be noted that DBS's assessments of the extent of the impact of a risk factor reflect the scope of the effect on DBS of such risk factor, on the assumption that it the risk factor will be realized and the foregoing does not express an assessment or give weight to the chances of its realization as aforesaid. Likewise, the order of appearance of the risk factors above and below is not necessarily based on the risk involved in each risk factor, or the probability of its occurrence66:

Summary of risk factors - multi-channel television

Extent of Impact
	Major	Moderate	Minor
Macro risk
Financial risks		X
Recession / economic downturn			X
Security situation			X
Sector-specific risk
Dependence on licenses	X
Changes in regulation	X
Intense competition	X
Technological developments and changes		X
Alternative infrastructures		X
Unlawful viewing			X
Exposure to class action lawsuits		X
Company-specific risk
Exposure to bank credit being called in for immediate repayment as a result of failure to comply with the finance agreements	X
Restrictions caused by ownership structure		X
Need for sufficient cash flow	X
Satellite malfunction and damage	X
Dependence on space segment supplier	X
Dependence on suppliers of content, equipment and infrastructure	X
Dependence on use of internal wiring		X
Damage to broadcasting centers	X
Failure of computer systems	X
Technical inferiority and inability to offer integrated services		X
Malfunction of encryption system	X
Lack of exclusivity on frequencies		X
Disturbances in broadcasts	X

66	See footnote 36.

Chapter A (Description of Company Operations) of the Periodic Report for 2013

The information included in this Section 5.21 and the assessments of DBS regarding the impact of the risk factors on DBS's operations and business constitute forward-looking information as defined in the Securities Law. The information and estimates are based on data published by regulatory agencies, DBS assessments of the market situation and the structure of competition, possible developments in the market and the Israeli economy, and the factors mentioned above in this section. Actual results may differ significantly from these assessments if a change occurs in any of the factors taken into account in the assessments.

March 5, 2014
Date	Bezeq The Israel Telecommunication Corporation Ltd.

Names and titles of signatories:

Shaul Elovitch, Chairman of the Board of Directors

Stella Handler, CEO